Exhibit (d)

This description of KfW and the Federal Republic of Germany is dated May 17, 2021 and appears as Exhibit (d) to the Annual Report on Form 18-K of KfW for the fiscal year ended December 31, 2020.

THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF KFW. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this description, references to “€”, “euro” or “EUR” are to the single European currency of the member states of the European Union participating in the euro and references to “U.S. dollars”, “$” or “USD” are to United States dollars. See “—The Federal Republic of Germany—General—The European Union and European Integration” for a discussion of the introduction of the euro.

Unless explicitly stated otherwise, financial information relating to KfW Group presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”).

Amounts in tables may not add up due to rounding differences.

On May 14, 2021, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.2123 (EUR 0.8249 per U.S. dollar).

In this document, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “KfW Group” and “group” refer to KfW and its consolidated subsidiaries.

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Three Months Ended March 31, 2021

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2021.

KfW Group’s total assets increased by 2.6%, or EUR 14.1 billion, from EUR 546.4 billion as of December 31, 2020 to EUR 560.5 billion as of March 31, 2021. KfW Group’s operating result before valuation and promotional activities amounted to EUR 468 million for the three months ended March 31, 2021, compared to EUR 435 million for the corresponding period in 2020. The main driver for KfW Group’s operating result before valuation and promotional activities during the three months ended March 31, 2021, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Income from risk provisions for lending business in an amount of EUR 60 million for the three months ended March 31, 2021, compared to expenses in an amount of EUR 385 million for the corresponding period in 2020;

•

Positive effects in an amount of EUR 178 million as market values of securities and equity investments increased in the three months ended March 31, 2021, compared to negative effects of EUR 610 million for the corresponding period in 2020;

•

Net losses in an amount of EUR 75 million for the three months ended March 31, 2021 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 75 million for the corresponding period in 2020(1); and

•

Expenses relating to promotional activities in an amount of EUR 22 million for the three months ended March 31, 2021, compared to expenses in an amount of EUR 24 million for the corresponding period in 2020.

KfW Group’s consolidated profit for the three months ended March 31, 2021 amounted to a profit of EUR 569 million, compared to a loss of EUR 592 million for the corresponding period in 2020.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the three months ended March 31, 2021, compared to the corresponding period in 2020.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Three months ended March 31,		Year-to-Year
	2021	2020	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	16,992	11,887	43
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	2,670	1,615	65
Equity Financing (KfW Capital)	74	69	7
Export and Project Finance (KfW IPEX-Bank)	3,363	5,666	-41
Promotion of developing countries and emerging economies	1,174	542	>100
of which KfW Entwicklungsbank	925	315	>100
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	249	227	10
Financial Markets	240	77	>100

Total Promotional Business Volume (1)	24,513	19,806	24

(1)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of program-based global loans to the Landesförderinstitute and global funding facilities to Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 24.5 billion for the three months ended March 31, 2021, compared to EUR 19.8 billion for the corresponding period in 2020. While commitments in KfW’s business sectors SME Bank & Private Clients, Customized Finance & Public Clients, Promotion of developing countries and emerging economies as well as Financial Markets increased significantly, this increase was partially offset by a substantial decrease in commitments in the business sector Export and Project Finance.

Commitments in the SME Bank & Private Clients business sector amounted to EUR 17.0 billion for the three months ended March 31, 2021, compared to EUR 11.9 billion for the corresponding period in 2020. This significant increase was attributable to higher commitments in SME Bank, mainly under the KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. Commitments in SME Bank under the KfW Special Program 2020 amounted to EUR 3.4 billion for the three months ended March 31, 2021. In addition, commitments in Private Clients under KfW’s Energy-efficient Construction and Refurbishment program increased to EUR 7.8 billion for the three months ended March 31, 2021, compared to EUR 5.0 billion for the corresponding period in 2020.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 2.7 billion for the three months ended March 31, 2021, compared to EUR 1.6 billion for the corresponding period in 2020. This increase was primarily driven by increases in global loans to selected financial institutions and in the program for the refinancing of export loans.

Commitments related to KfW’s Equity Financing (KfW Capital) business sector increased to 74 million for the three months ended March 31, 2021, compared to EUR 69 million for the corresponding period in 2020. In the three months ended March 31, 2021, in addition to commitments of EUR 57 million via the ERP Venture Capital Fund investment program, commitments in Equity Financing (KfW Capital) business sector reflected a fiduciary commitment of EUR 16 million that was made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund), which is part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility, which is guaranteed by the Federal Government, is refinanced by KfW.

Commitments in KfW’s Export and Project Finance business sector for the three months ended March 31, 2021 amounted to EUR 3.4 billion, compared to strong commitments of EUR 5.7 billion for the corresponding period in 2020. This decrease was mainly due to significantly lower commitments made by KfW IPEX-Bank in the sectors Basic industries and a Commercial Interest Reference Rate (CIRR) scheme for bank refinancing (ship + ERP finance).

Commitments related to KfW’s Promotion of developing countries and emerging economies business sector amounted to EUR 1,174 million for the three months ended March 31, 2020, compared to EUR 542 million for the corresponding period in 2020. This significant increase was mainly driven by higher commitments of KfW Entwicklungsbank with respect to Financial Cooperation Development Loans (FZ-Entwicklungskredite), Financial Cooperation Promotional Loans (FZ-Förderkredite) and Mandates. The commitments of private sector contributions by DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH increased slightly compared to the same period in 2020.

Commitments in KfW’s Financial Markets business sector increased to EUR 240 million for the three months ended March 31, 2021, compared to EUR 77 million for the corresponding period in 2020, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the four months ended April 30, 2021 totaled EUR 40.7 billion, of which 48.6% was raised in euro, 34.7% in U.S. dollar and the remainder in 11 other currencies.

Capitalization and Indebtedness of KfW Group as of March 31, 2021

(EUR in millions)
Borrowings
Short-term funds	50,803
Bonds and other fixed-income securities	391,754
Other borrowings	72,366

Total borrowings	514,922

Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	19,980
Fund for general banking risks	600
Revaluation reserve	-973

Total equity	32,545

Total capitalization	547,467

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of March 31, 2021, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of March 31, 2021 is not necessarily indicative of its capitalization to be recorded as of December 31, 2021.

KfW Group’s total equity as of March 31, 2021 was EUR 32,545 million, compared to EUR 31,797 million as of December 31, 2020. The increase of EUR 747 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 569 million for the three months ended March 31, 2021; and

(ii)	an increase of EUR 178 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the three months ended March 31, 2021, KfW’s total capital ratio amounted to 24.9% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 24.8%, in each case as of March 31, 2021 (excluding the interim profit of the year to date)1. The increase of the total capital ratio and the Tier 1 capital ratio compared to December 31, 2020, when the total capital ratio amounted to 24.3 % and the Tier1 Capital ratio amounted to 24.1%, was mainly due to the recognition of the profit for the year ended December 31, 2020.

Other Recent Developments

Equity Financing (KfW Capital)

On March 24, 2021, the German Federal Government mandated KfW in principle to implement and administer a bundle of different measures to promote future technologies, referred to as “Future Fund” (Zukunftsfonds), pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft). Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its role in relation to the Future Fund. The details regarding the various measures bundled under the Future Fund with an aggregate volume of up to EUR 10 billion over the next ten years have yet to be agreed between KfW and the Federal Government. Focus will be on financing start-ups in their growth phase that have substantial capital requirements. To add to and supplement these measures, KfW Capital will make own equity investments in an expected amount of up to EUR 2 billion over the next ten years in the German venture capital market. Together with the existing programs, this increases the aggregate annual investment amount of KfW Capital to approximately EUR 400 million.

Strategic Shareholdings

HENSOLDT AG. In March 2021, KfW accepted a mandate by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to acquire 25.1% of the outstanding shares in HENSOLDT AG (“Hensoldt”). Hensoldt is a German stock corporation with its registered seat in Taufkirchen, Germany, which focuses on electronic sensor solutions and optronics. The transaction has not closed yet. Under the mandate, KfW is fully covered by the Federal Republic of Germany against any economic risks resulting from its investment in Hensoldt.

Executive Board

On March 24, 2021, KfW’s Board of Supervisory Directors appointed Christiane Laibach as new sixth member of KfW’s Executive Board. Christiane Laibach is expected to take office on June 1, 2021, and will be in charge of International Finance.

[1]	According to Article 26(2) CRR.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official sources cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
1st quarter 2020	-2.0	-2.2
2nd quarter 2020	-9.7	-11.3
3rd quarter 2020	8.7	-3.8
4th quarter 2020	0.5	-3.3
1st quarter of 2021	-1.7	-3.0

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

In price, seasonal and calendar-adjusted terms, GDP declined by 1.7% in the first quarter of 2021 compared with the fourth quarter of 2020. After the German economy had recovered slightly in the second half of 2020 (by +8.7% in the third quarter and +0.5% in the fourth quarter, according to most recent calculations), the COVID-19 pandemic caused another decline in economic performance at the beginning of 2021. This affected household consumption in particular, while exports of goods supported the economy.

GDP was down a price- and calendar-adjusted 3.0% in the first quarter of 2021 compared with the first quarter of 2020. Compared with the fourth quarter of 2019, the quarter before the COVID-19 pandemic began, GDP was 4.9% lower in the first quarter of 2021.

Source: Federal Statistical Office, Gross domestic product in the 1st quarter of 2021 down 1.7% on the previous quarter, press release of April 30, 2021 (https://www.destatis.de/EN/Press/2021/04/PE21_211_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
April 2020	0.4	0.9
May 2020	-0.1	0.6
June 2020	0.6	0.9
July 2020	-0.5	-0.1
August 2020	-0.1	0.0
September 2020	-0.2	-0.2
October 2020	0.1	-0.2
November 2020	-0.8	-0.3
December 2020	0.5	-0.3
January 2021	0.8	1.0
February 2021	0.7	1.3
March 2021	0.5	1.7
April 2021	0.7	2.0

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at +2.0% in April 2021, a level last recorded in April 2019. The inflation rate increased for the fourth month in a row after the temporary value added tax cut had ended on December 31, 2020.

The total prices of goods increased by 2.6% between April 2020 and April 2021. Energy product prices were 7.9% higher in April 2021 compared to April 2020, after +4.8% in March 2021. In addition to the CO2 charge introduced at the beginning of the year, the low level of energy product prices in April 2020 had an impact on the inflation rates (base effect). Compared with April 2020, in April 2021 higher prices were recorded especially for motor fuels (+23.3%) and heating oil (+21.1%), while electricity prices declined slightly (-0.2%). Food prices rose by 1.9% in April 2021 in a year-on-year comparison, with higher prices being recorded, for example, for confectionery (+3.1%) and dairy products and butter (+2.5%). Marked price rises were observed for plants and flowers (+7.5%), coffee products (+5.1%) and tobacco products (+4.5%). Notable price decreases were recorded for mobile phones (-8.3%). The year-on-year increases in energy product prices had a clear upward effect on the inflation rate. Excluding energy prices, the inflation rate would have been +1.4% in April 2021 compared to April 2020; excluding the prices of heating oil and motor fuels, it would have been only +1.2%.

The total prices of services increased by 1.6% in April 2021 compared with April 2020, with net rents exclusive of heating expenses, which are important as they account for a large part of household final consumption expenditure, rising by 1.3%. Considerably higher prices had to be paid, for instance, for hairdresser services and other services for personal care (+6.1%), services of social facilities (+5.9%) and financial services (+5.6%), while the prices of telecommunication services, for example, were down by 1.0%.

Compared with March 2021, the consumer price index rose by 0.7% in April 2021. Food prices increased by 1.3%, with consumers having to pay more especially for fresh vegetables (+9.0%) compared with March 2021. The prices of energy products went down slightly (-0.1%), with heating oil prices, in particular, decreasing by 2.2%.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate at +2.0% in April 2021, press release of May 12, 2021 (https://www.destatis.de/EN/Press/2021/05/PE21_225_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
April 2020	4.3	4.0
May 2020	4.4	4.2
June 2020	4.5	4.3
July 2020	4.4	4.4
August 2020	4.5	4.5
September 2020	4.4	4.5
October 2020	4.4	4.5
November 2020	4.4	4.6
December 2020	4.4	4.6
January 2021	4.6	4.5
February 2021	4.6	4.5
March 2021	4.6	4.5

(1)	The time series on unemployment are based on the German Labour Force Survey.

(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to March 2020, the number of employed persons in March 2021 declined by approximately 628,000 or 1.4%. Compared to February 2021, the number of employed persons increased slightly in March 2021 by approximately 16,000 (after adjusting for seasonal fluctuations). On a seasonally adjusted basis, the number of employed persons in March 2021 was down by 1.7%, or 747,000, on February 2020, the month before restrictions were imposed in Germany due to the COVID-19 pandemic.

In March 2021, the number of unemployed persons increased by approximately 374,000, or 22.4%, compared to March 2020. Adjusted for seasonal and irregular effects, the number of unemployed persons in March 2021 stood at 1.98 million, reflecting a slight decrease of 0.9% compared to February 2021.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, March 2021: employment slightly up on the previous month, press release of April 29, 2021 (https://www.destatis.de/EN/Press/2021/04/PE21_206_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion) (1)
Item	January– March 2021	January– March 2020
Trade in goods, including supplementary trade items	55.9	52.5
Services	3.6	-2.7
Primary income	27.5	26.9
Secondary income	-20.6	-14.4

Current account	66.4	62.3

(1)	Figures may not add up due to rounding.

Source: Federal Statistical Office, Exports in March 2021: +1.2% on February 2021, press release of May 7, 2021 (https://www.destatis.de/EN/Press/2021/05/PE21_217_51.html).

Other Recent Developments

General Considerations Relating to the COVID-19 Pandemic

According to the European Centre for Disease Prevention and Control (“ECDC”), as of May 9, 2021, while only a few countries reported increasing rates in terms of case notification and/or test positivity, cases in older age groups, hospital or intensive care unit (“ICU”) admissions and/or hospital occupancy due to COVID- 19, and deaths, absolute values of several indicators, including for hospital and ICU occupancy, remain high, suggesting continued widespread transmission of COVID-19. However, trends for a number of indicators are stable or decreasing in several countries, while the median cumulative uptake of at least one vaccine dose among adults aged 18 years and above in Europe is 34.2% and increasing. However, in its most recent risk report, dated May 11, 2021, the ECDC notes that over the past eight weeks India and some surrounding countries have seen a sharp increase in the number of reported COVID-19 cases and deaths, which is associated with a rising proportion of sequenced viruses belonging to specific lineages, which have distinct mutation profiles and warrant individual assessment. While the United Kingdom has designated one of these lineages as a “variant of concern”, in the rest of Europe there are indications that the frequency of detection of certain of these lineages is increasing. However, due to still only limited available data, with respect to their transmissibility, the ECDC states that the full impact of these lineages on public health is not yet possible to assess and that it therefore currently maintains its assessment of these lineages as “variants of interest” and will continue to actively monitor the situation. The ECDC also notes that the COVID-19 vaccine coverage remains at low levels in all European countries and that as such, it currently advises caution in the relaxation of current nonpharmaceutical measures including those related to travel.

In Germany, protective measures to contain the COVID-19 pandemic, which in particular aim to reduce contacts within the general population, continue to be in place. In the second half of April 2021, the Bundestag approved an amendment to the German Infection Protection Act (Infektionsschutzgesetz), which introduces a nationwide emergency brake providing for a large number of protective measures, such as, e.g., the use of facial masks, testing, restrictions on contacts, closure of and social distancing in shops, schools and daycare facilities, the imposition of curfews, remote working, all of which are targeted at significantly reducing contacts and slowing down the spread of COVID-19 when case numbers of COVID-19 infections exceed certain levels. The German population is already familiar with most of these measures, which had already been previously agreed upon by the Heads of Government of the 16 German federal states (Länder) and the Federal Chancellor to combat the pandemic in a number of earlier meetings.

To date, the European Commission has granted a conditional marketing authorization for four COVID-19 vaccines, following positive assessments by the European Medicines Agency, and is working closely with the industry to step up vaccine manufacturing capacity in the EU. The European Commission has also started work to anticipate and tackle new variants of the virus and to rapidly develop and produce on a large-scale vaccines effective against those variants.

According to the ECDC, as of May 12, 2021, the full vaccination uptake among adults aged 18 years and above in countries of the EU and the European Economic Area (with 30 countries reporting) was at a median of 13.3%. As of May 13, 2021, 10.6% of the German population had been fully vaccinated, whereas 35.9% have received at least one vaccine dose.

In mid-March 2021, the European Commission adopted a legislative proposal establishing a common framework for a “Digital Green Certificate”, which is intended to constitute proof that a person has been vaccinated against COVID-19, received a negative test result or recovered from COVID-19. This proposed EU-wide approach aims to facilitate free movement within the EU, in compliance with fundamental EU rights such as the non-discrimination of EU citizens. The Digital Green Certificate should present an opportunity for EU Member States to adjust the restrictions imposed on public health grounds and to be taken into account by EU Member States to facilitate travel.

Sources: European Centre for Disease Prevention and Control, COVID-19 surveillance report, Week 18, 2021, produced on May 13, 2021 (https://covid19-surveillance-report.ecdc.europa.eu/); European Centre for Disease Prevention and Control, Threat Assessment Brief: Emergence of SARS-CoV-2 B.1.617 variants in India and situation in the EU/EEA, May 11, 2021 (https://www.ecdc.europa.eu/en/publications-data/threat-assessment-emergence-sars-cov-2-b1617-variants); The Federal Government, Infection Protection Act in the German Bundestag, Nationwide emergency brake passed, published on April 21, 2021 (https://www.bundesregierung.de/breg-en/news/nationwide-emergency-brake-1889136); European Centre for Disease Prevention and Control, COVID-19 Vaccine rollout overview, Week 18, 2021, produced on May 12, 2021 (https://covid19-vaccine-report.ecdc.europa.eu/); European Commission, Safe COVID-19 vaccines, accessed on May 14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans_en#theeuvaccinestrategy); Bundesministerium der Gesundheit, Impf-Dashboard, Stand 14. Mai 2021 (https://impfdashboard.de/); The European Commission, COVID-19: Digital green certificates, accessed on May14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/safe-covid-19-vaccines-europeans/covid-19-digital-green-certificates_en); European Commission, Digital green certificate fact sheet, Fact Sheet dated March 17, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/fs_21_1208).

KFW

GENERAL

Overview

KfW is a public law institution (Anstalt des öffentlichen Rechts) serving domestic and international public policy objectives of the Federal Government (“Federal Government”) of the Federal Republic of Germany (“Federal Republic”). KfW promotes its financing activities under the umbrella brand name KfW Bankengruppe (“KfW Group”).

With total assets of EUR 546.4 billion as of December 31, 2020, including loans and advances of EUR 425.9 billion, KfW is Germany’s flagship promotional bank and ranks among Germany’s largest financial institutions. KfW’s promotional business volume amounted to EUR 135.3 billion in 2020. For more information on KfW’s promotional business volume, see the table “Promotional Business Volume by Business Sector” in “Business—Introduction.”

KfW conducts its business in the following business sectors:

•

SME Bank & Private Clients (Mittelstandsbank & Private Kunden): offers highly standardized products for small and medium-sized enterprises (“SMEs”), business founders, start-ups, self-employed professionals and private individuals;

•

Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden): provides individual financing solutions for municipal and social infrastructure, and offers corporate loans and project financing as well as customized financing for financial institutions and Landesförderinstitute;

•

Equity Financing (KfW Capital): KfW Capital GmbH & Co. KG (“KfW Capital”) invests in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative, technology-oriented growth companies in Germany through professionally managed funds. KfW Capital is a legally independent entity wholly owned by KfW;

•

Export and Project Finance: KfW IPEX-Bank GmbH (“KfW IPEX-Bank”) offers customized financing for exports and project and corporate financing worldwide. KfW IPEX-Bank is a legally independent entity wholly owned by KfW;

•

Promotion of Developing Countries and Emerging Economies: KfW Entwicklungsbank (“KfW Development Bank”) is responsible for KfW’s public sector development cooperation activities, and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH (German Investment and Development Company, “DEG”) finances private-sector investments in developing countries. DEG is a legally independent entity wholly owned by KfW; and

•	Financial Markets: comprises KfW’s treasury, funding, asset management and other capital markets-related activities.

KfW’s offices are located at Palmengartenstraße 5-9, 60325 Frankfurt am Main, Germany. KfW’s telephone number is 011-49-69-74310. KfW also maintains branch offices in Berlin and Bonn, Germany, as well as a liaison office to the EU in Brussels, Belgium.

Ownership

The Federal Republic holds 80% of KfW’s subscribed capital, and the German federal states (each, a “Land” and together, the “Länder”) hold the remaining 20%. The Law Concerning KfW (Gesetz über die Kreditanstalt für Wiederaufbau, or the “KfW Law”) does not provide for shareholders’ meetings; instead, the Board of Supervisory Directors assumes the responsibilities of a shareholders’ meeting. For more information on the Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Shares in KfW’s capital may not be pledged; they may not be transferred to entities other than the Federal Republic or the Länder. Capital contributions have been, and are expected to continue to be, made to KfW in such proportions as to maintain the relative shares of capital held by the Federal Republic and the Länder.

Legal Status

KfW is organized under the KfW Law as a public law institution with unlimited duration. As a public law institution serving public policy objectives of the Federal Government, KfW itself is not subject to corporate taxes (although certain of its subsidiaries are), and as a promotional bank, KfW does not seek to maximize profits. KfW does, however, seek to maintain an overall level of profitability that allows it to strengthen its equity base in order to support its promotional activities. KfW is prohibited under the KfW Law from distributing profits, which are instead allocated to statutory reserves and to separately reportable reserves. KfW is generally also prohibited under the KfW Law from taking deposits or engaging in the financial commission business.

Relationship with the Federal Republic

Guarantee of the Federal Republic

The KfW Law expressly provides that the Federal Republic guarantees all existing and future obligations of KfW in respect of money borrowed, bonds and notes issued and derivative transactions entered into by KfW, as well as obligations of third parties that are expressly guaranteed by KfW (KfW Law, Article 1a). Under this statutory guarantee (the “Guarantee of the Federal Republic”), if KfW fails to make any payment of principal or interest or any other amount required to be paid with respect to securities issued by KfW, or if KfW fails to make any payment required to be made under KfW’s guarantee when that payment is due and payable, the Federal Republic will be liable at all times for that payment as and when it becomes due and payable. The Federal Republic’s obligation under the Guarantee of the Federal Republic ranks equally, without any preference, with all of its other present and future unsecured and unsubordinated indebtedness. Holders of securities issued by KfW or issued under KfW’s guarantee may enforce this obligation directly against the Federal Republic without first having to take legal action against KfW. The Guarantee of the Federal Republic is strictly a matter of statutory law and is not evidenced by any contract or instrument. It may, however, be subject to defenses available to KfW with respect to the obligations covered.

Institutional Liability (Anstaltslast)

KfW is a public law institution (Anstalt des öffentlichen Rechts). Accordingly, under the German administrative law principle of Anstaltslast, the Federal Republic, as the constituting body of KfW, has an obligation to safeguard KfW’s economic basis. Under Anstaltslast, the Federal Republic must keep KfW in a position to pursue its operations and enable it, in the event of financial difficulties, through the allocation of funds or in some other appropriate manner, to meet its obligations when due. Anstaltslast is not a formal guarantee of KfW’s obligations by the Federal Republic, and creditors of KfW do not have a direct claim against the Federal Republic. Nevertheless, the effect of this legal principle is that KfW’s obligations, including the obligations to the holders of securities issued by it or issued under KfW’s guarantee, are fully backed by the credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a charge on public funds that, as a legally established obligation, would be payable without the need for any appropriation or any other action by the German Parliament.

Understanding with the European Commission

In order to clarify that the Federal Republic’s responsibility for KfW’s obligations was and is compatible with EU law prohibitions against state aid, the German Federal Ministry of Finance and the European Commissioner for Competition held discussions which were formalized in an understanding reached on March 1, 2002. In the understanding with the European Commission, it was agreed that, in respect of the promotional activities for which KfW is responsible, KfW will continue to benefit from Anstaltslast and the Guarantee of the Federal Republic. The understanding acknowledged that KfW’s role in providing financing for, in particular, SMEs, risk capital, environmental protection, technology/innovation, infrastructure and housing, as well as its cooperation with developing countries, is of a promotional nature and thus compatible with EU rules.

In the business sector of Export and Project Finance, the understanding with the European Commission required KfW to transfer to a legally independent subsidiary that portion of export finance and domestic and international project finance activities which the European Commission deemed to fall outside the scope of the promotional activities of KfW. The transfer of such activities was to be effected by December 31, 2007, and as from that date KfW has not been permitted to fund the subsidiary at other than market rates of interest or to extend to the subsidiary any benefits of Anstaltslast or the Guarantee of the Federal Republic.

KfW continues to be permitted, however, to engage directly in the following promotional export and project finance activities:

•

implementation of international promotional programs, such as the interest-rate subsidized CIRR (Commercial Interest Reference Rate) and ASU (Aircraft Sector Understanding) schemes, which are recognized as promotional activities in accordance with the Organization for Economic Cooperation and Development (“OECD”) consensus;

•

participation in syndicated financing activities outside the EU, the European Economic Area and countries holding the status of official candidate for EU membership, subject to certain conditions, and sole financing activities in countries in which sufficient sources of financing do not exist; and

•	participation in projects in the interest of the EU that are co-financed by the European Investment Bank or similar European financing institutions.

The European Commission transformed the understanding into a decision, which the Federal Republic formally accepted. In August 2003, a part of the Promotional Bank Restructuring Act (Förderbankenneustrukturierungsgesetz) implemented the understanding with the European Commission and amended the KfW Law accordingly.

On January 1, 2008, KfW IPEX-Bank, a limited liability corporation (Gesellschaft mit beschränkter Haftung) formed as a wholly owned subsidiary of KfW, commenced operations as a legally independent entity, thus satisfying the requirements set forth in the understanding with the European Commission. KfW IPEX-Bank conducts those export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).”

Supervision and Regulation

Supervision

The Federal Ministry of Finance, acting in consultation with the Federal Ministry for Economic Affairs and Energy, exercises legal supervision (Rechtsaufsicht) over KfW, i.e., it supervises KfW’s compliance with applicable laws and may adopt all necessary measures to ensure such compliance. Legal supervision primarily comprises supervision of compliance with the KfW Law and KfW’s Bylaws, but also with all other applicable laws and regulations, except for certain provisions of bank regulatory law referenced in the following paragraph and described in “Regulation.” The relevant Federal Ministers are represented on KfW’s Board of Supervisory Directors, which supervises KfW’s overall activities. See below “Management and Employees—Board of Supervisory Directors.”

In addition to being subject to legal supervision by the Federal Ministries, in October 2013, KfW became subject to banking-specific supervision exercised by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”). This supervision was established by a ministerial regulation (KfW–Verordnung, or “KfW Regulation”), which implements an amendment to the KfW Law that became effective in July 2013. The KfW Regulation, while maintaining KfW’s general exemption from bank regulatory law, specifies those provisions of bank regulatory law which are to apply to KfW by analogy and assigns the supervision of compliance with these provisions to BaFin. In exercising its supervision, BaFin cooperates with the German Central Bank (“Deutsche Bundesbank”) in accordance with normal bank supervisory procedures. For further details, see “Supervision and Regulation—Regulation.”

In addition to compliance with the financial reporting and auditing standards generally applicable to banks in Germany, KfW, under the KfW Law, is subject to special auditing standards for government-owned entities set forth in the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). These special auditing standards require that KfW’s annual audit, above and beyond its normal scope, cover the proper conduct of KfW’s business by its management. The resulting auditor’s report is to enable the Board of Supervisory Directors, the responsible Federal Ministries and the Federal Court of Auditors (Bundesrechnungshof) to form their own opinion and to take action if required.

Finally, as a government-owned entity, KfW is subject to audits by the Federal Court of Auditors with regard to its economical use of funds pursuant to the Budgeting and Accounting Act.

Regulation

Overview of KfW’s Regulatory Status. KfW is generally exempt from bank regulatory laws and regulations, as it qualifies neither as a “credit institution” or “financial services institution” within the meaning of the German Banking Act (Gesetz über das Kreditwesen, or “KWG”), nor as a “credit institution” within the meaning of relevant EU directives and regulations, including in particular the EU Capital Requirements Directive (Directive 2013/36/ EU, as amended) (“CRD”) and the EU Capital Requirements Regulation (Regulation (EU) 575/2013, as amended) (“CRR”). However, by operation of the KfW Regulation, considerable portions of the KWG and the CRR, including relevant implementing rules and regulations, apply by analogy to KfW. The analogous application of banking supervisory law to KfW has been phased in gradually, with the majority of the rules, regulations and enforcement powers described above having become applicable as of January 1, 2016. The KfW Regulation takes into account KfW’s special status as an entity not generally engaged in deposit taking, characterized by a low-risk profile in its lending business and benefiting from the Guarantee of the Federal Republic. It therefore provides for certain modifications and exceptions in connection with the analogous application of the relevant rules and regulations.

The analogous application of EU and national bank regulatory law imposed by the KfW Regulation is without prejudice to KfW’s status as a “public sector entity” within the meaning of Article 4 para. 1 no. 8 of the CRR. This status confers certain advantages to KfW’s refinancing activities given the fact that exposures to public sector entities held by banks are privileged as to capital requirements, large exposures limitations and liquidity measurement under EU and national bank regulatory law. Securities issued by KfW, such as bonds and notes, are eligible in the EU as level 1 assets pursuant to Article 10 para. 1 lit. (c) (v) of the Commission Delegated Regulation (EU) 2015/61 of October 10, 2014 (“Delegated Regulation”), subject to all other requirements stated in the Delegated Regulation being met.

Bank Regulatory Rules and Regulations Applied by Analogy. By operation of the KfW Regulation, bank regulatory requirements for corporate governance set forth in Sections 25c through 25d of the KWG apply to KfW by analogy. To comply with these requirements, certain adjustments were made to the committee structure of KfW’s Board of Supervisory Directors in 2014. For more information on the committee structure of KfW’s Board of Supervisory Directors, see “Management and Employees—Board of Supervisory Directors.”

Since January 1, 2018, the bank regulatory requirements for remuneration policies set forth in Section 25a of the KWG and further specified in the German Remuneration Regulation for Credit Institutions (Institutsvergütungsverordnung, or “IVV”) apply to KfW.

The capital adequacy regime set forth in part 2 titles I through III and part 3 titles I through VI of the CRR has become applicable by analogy virtually in its entirety to KfW with effect from January 1, 2016, including the calculation of regulatory own funds and own funds requirements on a consolidated basis. KfW is also subject to the capital buffers regime introduced by CRD and transposed into national law in Sections 10c through 10i of the KWG. In June 2017, KfW received approval from BaFin to calculate its regulatory capital requirements in accordance with the advanced IRBA for the vast majority of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to seek additional approval for other sub-portfolio segments and models in the future. KfW’s total capital ratio according to article 92 of the CRR amounted to 24.3% and its Tier 1 capital ratio to 24.1%, both as of December 31, 2020 (not taking into account the interim profit of the year 2020)1. The increase of the total capital ratio as well as of the Tier 1 capital ratio compared to the figures as of December 31, 2019, which both amounted to 21.3%, was mainly due to the first-time application of the new regulatory authority-compliant evaluation system for credit risk. Until KfW receives full approval as an advanced IRBA institution, sub-portfolios that have not yet been approved will continue to be valued following the generally more capital-intensive standardized approach for credit risks.

[1]	According to Article 26(2) CRR.

In connection with the application of the appropriate requirements of the capital adequacy regime, the overall capital requirement for KfW Group’s total capital ratio as of December 31, 2020 was 16.2%, consisting of a total supervisory review and evaluation process capital requirement (“TSCR”) of 13.0% plus a Capital Conservation Buffer, a buffer for Other Systemically Important Institutions (O-SIIs) in Germany (“OSII Buffer”) and a Countercyclical Capital Buffer. The TSCR for KfW Group includes a 2.75% supervisory review and evaluation process (“SREP”) surcharge. A SREP surcharge is generally meant to reflect the specific risk situation of an individual bank. In addition, the TSCR for KfW Group includes an additional surcharge in an overall amount of 2.25% for certain IT-, internal auditing- and operational risk management-related findings. This surcharge, resulting in a temporary increase of the TSCR of KfW Group, was imposed by BaFin in 2018 and reduced in 2020 against the following background:

In connection with standard audits of KfW conducted by Deutsche Bundesbank and BaFin in 2016, the banking supervisory authorities reported findings related to KfW’s IT. As a consequence, in 2017, BaFin imposed an IT-related surcharge. The need for a modernization of KfW’s IT architecture had already been identified before the standard audits were conducted and major projects to address the need for IT-related updates and improvements have been underway at KfW for some time. In 2017, the banking supervisory authorities also conducted standard audits related to KfW’s outsourcing management and internal audit procedures, which resulted in certain additional findings. In June 2018, BaFin notified KfW that temporary capital requirements would be imposed in relation to these IT-, internal auditing- and operational risk management-related findings. The surcharge of 2.75% imposed at the time was to remain in place until the underlying issues had been resolved. In 2019, the supervisory authorities conducted a follow-up audit of KfW’s IT, resulting in the imposition of an updated surcharge of 2.25% in 2020.

In 2018, BaFin had also notified KfW that it would be required to maintain an OSII Buffer of 1%, which would be phased in over a period of three years, starting with an OSII Buffer of 0.33% for 2019. For 2020 and 2021, the OSII Buffer amounts to 0.66% and 1%, respectively. With respect to the result of an IRBA model change supervisory audit, BaFin imposed risk-weighted asset (RWA) multipliers for specific exposure classes, effective as of December 31, 2020. KfW’s capital ratios for 2020 already take these multipliers into account.

As of January 1, 2016, KfW became, by analogy, subject to the large-exposures regime of part IV of the CRR as supplemented by the KWG and relevant implementing rules and regulations. Under this regime, exposures to any one client or group of connected clients are limited to 25% of eligible own funds and exposures exceeding 10% of eligible own funds are subject to special internal monitoring requirements and a reporting obligation to the German bank supervisory authorities.

In addition, KfW has been applying the provisions concerning leverage ratio with effect from January 1, 2016 by analogy. Under this regime, the ratio of KfW’s Tier 1 capital to the carrying value of assets and off-balance sheet exposures is calculated on a consolidated basis. The leverage ratio is monitored internally and will be part of the prudential requirements starting in June 2021.

According to a decision made by BaFin in December 2015, certain provisions of the CRR such as own funds requirements, large exposures and leverage need only be considered at the group level (i.e., on a consolidated basis) and not at the entity level.

Although it was already subject to the German Anti-Money Laundering Act (Geldwäschegesetz), on January 1, 2016 KfW also became subject to the provisions of the KWG concerning money laundering, terrorist financing and other criminal offences at the group and entity levels.

Finally, the bank regulatory requirements for risk management systems set forth in the KWG and in the German Minimum Requirements for Risk Management (Mindestanforderungen an das Risikomanagement, or “MaRisk”) became applicable to KfW by analogy with effect from January 1, 2016, and provide for sound systems for risk strategy planning, the implementation of risk management and financial and operational controls as well as requirements for credit decision-making processes. Certain exemptions are granted in this context for KfW’s assigned business (Zuweisungsgeschäft) in accordance with Article 2 para. 4 of the KfW Law, i.e., those activities which KfW carries out as directed by the Federal Government, usually at the Federal Republic’s economic risk.

The KfW Regulation does not encompass the application of the liquidity regime set forth in the CRR and the KWG. On the same grounds, KfW is generally exempt from EU and national disclosure requirements and from the EU Bank Recovery and Resolution Directive.

Supervisory Structure and Enforcement Powers. The supervision of KfW’s compliance with bank regulatory laws and regulations is assigned to BaFin in cooperation with Deutsche Bundesbank in accordance with BaFin’s general risk-oriented supervisory review and evaluation process. In this context, Deutsche Bundesbank undertakes the ongoing audit and analysis of banks with regard to both their financial stability and the adequacy of their internal governance and risk-management systems. Deutsche Bundesbank receives and preprocesses relevant data, while final decision-making and the exercise of enforcement powers are reserved for BaFin.

For purposes of supervision, the KfW Regulation subjects KfW by analogy to the reporting and information requirements generally applicable to banks in Germany, with the exception of the automated access to client account details, with effect from January 1, 2016. Until KfW has implemented a system to comply with these reporting and information requirements, KfW will provide the supervisory authorities with relevant reports and information, the form of which has been agreed with the supervisory authorities. As agreed with the supervisory authorities, KfW has implemented a fully-fledged regulatory reporting system as of January 1, 2020.

In addition, the KfW Regulation subjects KfW by analogy to certain enforcement powers of BaFin, which comprise, among other matters, the right to demand, under certain circumstances, increases of regulatory own funds and/or a reduction of regulatory risk, or to demand changes in the senior management of KfW.

Since KfW does not qualify as a regulated entity under national or EU bank regulatory law, KfW did not become subject to the changes in the national and EU bank supervisory structure that have taken effect in recent years. In particular, KfW is not subject to supervision by the European Central Bank (“ECB”) pursuant to Council Regulation (EU) No. 1024/2013 establishing the European Single Supervisory Mechanism (“SSM”). KfW IPEX-Bank was included in the ECB’s comprehensive assessment of large banks conducted in 2014 in cooperation with national supervisory authorities of member states participating in the SSM. According to a decision made by the ECB in September 2014, KfW IPEX-Bank did not qualify as a significant credit institution and to date it has not been qualified as such in connection with subsequent annual reviews of large German financial institutions conducted by the ECB. Accordingly, KfW IPEX-Bank is currently not supervised directly by the ECB, but continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For more information on KfW IPEX-Bank, see “Business—Export and Project Finance (KfW IPEX-Bank).” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

Corporate Background

KfW was established in 1948 by the Administration of the Combined Economic Area, the immediate predecessor of the Federal Republic. Originally, KfW’s purpose was to distribute and lend funds of the European Recovery Program (the “ERP”), which is also known as the Marshall Plan. Even today, several of KfW’s programs to promote the German and European economies are supported using funds for subsidizing interest rates from the so-called “ERP Special Fund.” KfW has expanded and internationalized its operations over the past decades. In 1994, following the reunification of the Federal Republic and the former German Democratic Republic (“GDR”), KfW assumed the operations of the former central bank of the GDR (Staatsbank), which was located in Berlin, Germany.

In September 2001, KfW acquired DEG from the Federal Republic. DEG is a limited liability company that acts as the German development finance institution for the promotion of private enterprises in developing countries and emerging economies. For more information on DEG, see “Business—Promotion of Developing Countries and Emerging Economies—DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH.”

In 2003, Deutsche Ausgleichsbank (“DtA”), which was based in Bonn, Germany, merged into KfW. DtA was formed in 1950 as a public law institution and promotional bank, and was particularly active in the area of lending to SMEs and start-up businesses. The merger was accomplished through the Promotional Bank Restructuring Act and was designed to restructure and simplify promotional banking in the Federal Republic and harmonize it with the understanding reached with the European Commission.

Sustainable Promotion

KfW Group has set sustainable promotion as its primary strategic objective and aims to improve economic, social and environmental conditions around the world, with an emphasis on promotion of the German economy. For more information on KfW’s strategic objectives, see “Strategic Objectives 2025” on page 4 of Exhibit (e) to this annual report. Against this background, KfW supports the sustainability goals of the Federal Republic, the EU and the international community and is taking action to help implement the Federal Government’s National Sustainable Development Strategy, achieve the United Nations’ Agenda 2030 objectives together with its Sustainable Development Goals (“SDGs”) and put the Paris Agreement into practice. In addition, the “Declaration by KfW Bankengruppe on the consideration of human rights in its business operations” reflects the crucial importance of human rights for all of KfW’s activities. Apart from financing investments for a sustainable economy, KfW, on its own initiative and in cooperation with other financial market participants, strives to set benchmarks and standards for credit and capital markets, to act as a driving force for national and international initiatives and to offer its expertise to political decision-makers in Germany, Europe and worldwide.

KfW’s sustainability mission statement, which reflects a holistic approach to addressing the challenge of transitioning to a sustainable society, lays out the framework for KfW’s five sustainability action areas: banking business, bank operation, sustainability management, sustainability communications and employee relations. For more information on KfW’s approach to employee relations, see “Management and Employees—Employees.”

Banking Business

In its financing activities, KfW focuses on the social and economic megatrends of “climate change and the environment”, “globalization”, “social change”, as well as “digitalization and innovation”. Due to the particular importance of the “climate and environment” megatrend, KfW has been aiming to maintain an environmental ratio of at least 38% for its new commitments since 2020 as part of its strategic management system. In 2020, the environmental ratio was 33% (compared to 38% in 2019), and would have been 50% (excluding COVID-19 related loan facilities). KfW’s environmental ratio reflects the percentage of KfW’s loan commitments for activities in the fields of climate protection (such as renewable energy, energy-efficient projects, sustainable mobility or climate change adaptation) and the protection of resources and environment (such as waste avoidance, wastewater treatment, air pollution control or noise protection) in relation to KfW’s overall new loan commitments for a certain period. To qualify for the calculation of the environmental ratio, the loan commitments taken into account also have to fulfill certain minimum requirements, for example in terms of CO2 or energy reductions to be achieved by the projects which are financed with these commitments.

In addition, KfW is committed to contributing to the achievement of each of the 17 SDGs, which are part of the United Nations’ Agenda 2030 for Sustainable Development, under its promotional and financing mandate. To create transparency, KfW has developed a group-wide reporting method by mapping new commitments to the SDGs. While new commitments in 2020 contributed to all 17 SDGs, the most significant contributions were made to SDG 7 “Affordable and Clean Energy”, SDG 8 “Decent Work and Economic Growth”, SDG 11 “Sustainable Cities and Communities” and SDG 13 “Climate Action”.

In terms of customers, important target groups for KfW’s activities include Germany’s small- and medium-sized enterprises, private households, municipalities, developing countries, as well as export and project finance borrowers. KfW takes ecological and social factors into account in every financing decision based on specific sustainability guidelines, which are in place for all its business sectors. In the case of promotional and project financing in developing countries and emerging economies, as well as in all export and project finance activities around the world, KfW regularly applies internationally recognized environmental and social standards (Environmental and Social Impact Assessment). KfW refuses to fund projects that could conceivably cause unacceptable environmental or social harm and the group-wide Exclusion List and Sectoral Guidelines of KfW Group apply to all new financing and promotional activities.

Sustainability also plays an important role in KfW’s various capital market activities, be it in its role as a green bond issuer and investor or in connection with the sustainable management of its liquidity portfolio. For more information, see “Business—Financial Markets.”

KfW is conscious of the fact that environmental and climate risks, as well as risks arising from poor governance and insufficient social considerations, can have a significant impact on its credit risk positions, as well as on economic and financial systems in general. As a consequence, KfW strives to continuously improve the assessment of its risk positions with a view to gaining a clear picture of the significance of environmental, climate, governance and social aspects as risk drivers.

KfW’s Sustainability Report 2019, which was published in April 2020, complies with the Core option of the Global Reporting Initiative (GRI) standards and also contains KfW Group’s non-financial report in accordance with the German Commercial Code (Handelsgesetzbuch). Based on the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), KfW has for the first time added a special chapter to this report to outline its climate-related risks and associated processes in a transparent manner. KfW’s Sustainability Report 2020 was published in April 2021.

Banking Operations

The regulatory framework applicable to KfW’s activities explicitly includes compliance with legal rules and regulations relating to environmental, social and economic matters, as well as the prevention of money laundering, terrorist financing, corruption, fraud, breaches of data protection, insider trading and embargo provisions. In addition, as a public law institution, KfW adheres to the principles of the Federal Government’s Public Corporate Governance Code. Furthermore, KfW is a corporate member of Transparency International and DEG represents KfW Group in its capacity as a supporting member of the Extractive Industries Transparency Initiative. While adverse environmental impacts caused by KfW’s bank operations are limited, KfW strives to reduce the ecological footprint of its banking operations, including by aiming to achieve climate-neutral operations. Among other matters, KfW’s procurement guidelines require that suppliers and potential subcontractors comply with the prohibition of child and forced labor and afford protection against inhumane working conditions. Within the scope of possibilities provided by public procurement law, KfW includes social and ecological requirements in its contract conditions for Europe-wide tenders.

Sustainability Management System and Sustainability Communications

KfW’s sustainability management system establishes responsibilities and procedures to further develop sustainability matters within KfW Group. Overall responsibility for the group’s sustainability strategy and communication rests with the Chief Sustainability Officer – KfW’s Chief Executive Officer – who is supported by sustainability officers and managers at the group, business sector, central unit and site levels. Specific sustainability guidelines for the business sectors and relevant central units set out detailed rules. To ensure continuous progress of the group-wide sustainability commitment, KfW’s strategic objectives define KfW’s ranking as one of the top five national and international promotional banks in relevant sustainability ratings as one of the key targets. KfW regularly interacts openly with its stakeholders about aspects of its business activity related to sustainability with a view to refining its own sustainability goals and enabling stakeholders to address relevant topics. In this context, KfW’s Sustainability Report, which also fulfills statutory requirements, and KfW’s Sustainability Portal are important communication channels.

Financial Statements and Auditors

The consolidated financial statements of KfW included in Exhibit (e) to this annual report have been prepared in accordance with IFRS as adopted by the EU and the additional requirements of German commercial law pursuant to § 315e (1) of the German Commercial Code (Handelsgesetzbuch) and supplementary provisions of the KfW Law. IFRS differs in certain significant respects from accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”), and, as a result, KfW’s consolidated financial statements included in Exhibit (e) to this annual report may differ substantially from financial statements prepared in accordance with U.S. GAAP.

Pursuant to the KfW Law, the annual financial statements of KfW are examined by a Wirtschaftsprüfer (Certified Public Accountant) who is appointed by the Federal Minister of Finance at the proposal of the Board of Supervisory Directors in consultation with the Federal Court of Auditors (Bundesrechnungshof). KfW’s external auditor for the fiscal year ended December 31, 2020 is Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft (“EY”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards.

The auditor’s report of EY for the fiscal year ended December 31, 2020, dated March 2, 2021, refers to a group management report (Konzernlagebericht). The examination of, and the auditor’s report upon, this group management report are required under German generally accepted accounting principles. This examination was not made in accordance with U.S. generally accepted auditing standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, EY does not provide any opinion on such examination, on the group management report or on the financial statements included in Exhibit (e) to this annual report in accordance with U.S. GAAS or U.S. attestation standards. A reprint of the auditor’s report can be found on page 178 of Exhibit (e).

BUSINESS

Introduction

KfW conducts its business in the following business sectors:

•	SME Bank & Private Clients (Mittelstandsbank & Private Kunden);

•	Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden);

•	Equity Financing (KfW Capital);

•	Export and Project Finance (KfW IPEX-Bank);

•	Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH); and

•	Financial Markets.

The following table sets forth the relative size of each of the business sectors in terms of commitments for each of the years indicated.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	86,274	35,979	>100
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	19,213	7,217	>100
Equity Financing (KfW Capital)	871	156	>100
Export and project finance (KfW IPEX-Bank)	16,584	22,080	-25
Promotion of developing countries and emerging economies	12,394	10,648	16
of which KfW Entwicklungsbank	10,983	8,801	25
of which DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	1,411	1,847	-24
Financial markets	400	1,402	-71

Total promotional business volume (1) (2)	135,269	77,307	75

(1)

Total promotional business volume for the full year ended December 31, 2020 has been adjusted for commitments of EUR 468 million (2019: EUR 175 million) made by KfW IPEX-Bank relating to export and project finance and refinanced under certain promotional programs of SME Bank.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

The following table shows the relative size of each of the six business sectors in terms of percentage of commitments outstanding and economic capital required at year-end 2020. In general, a lower percentage in economic capital required compared to the percentage of commitments outstanding illustrates a below average risk associated therewith. The percentage of economic capital required of the business sector Financial Markets also includes the economic capital required for treasury activities.

RELATIVE SIZE OF EACH BUSINESS SECTOR

	As of December 31, 2020
	Commitments outstanding	Economic capital required (1)
SME Bank & Private Clients	54%	43%
Customized Finance & Public Clients	13%	3%
Equity Financing (KfW Capital)	0%	1%
Export and Project Finance (KfW IPEX Bank)	15%	4%
Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH)	8%	6%
Financial Markets	9%	3%

Total (in EUR billions)	572.7	15.8

(1)

The balance of economic capital required relates to group functions. The economic capital required has been calculated on a solvency level of 99.90%. For more information concerning economic capital required of KfW Group, see “Group management report—Risk report—Risk management approach of KfW Group—Internal capital adequacy assessment process—Economic risk-bearing capacity” and note 30 to the financial statements, both included in Exhibit (e) to this annual report.

Domestic Promotional Business

General

To support the economic and policy objectives of the Federal Government, KfW offers a broad range of financing programs in Germany and, to a limited extent, elsewhere in Europe, as well as grants funded from the federal budget for domestic promotional purposes. KfW’s predominant domestic finance activities are conducted by the business sectors SME Bank & Private Clients, Customized Finance & Public Clients, and by Equity Financing (KfW Capital). Certain further promotional activities targeting the domestic market are reported under the Financial Markets business sector.

Under the KfW Law, KfW must generally involve banks or other financing institutions when granting financing. Therefore, KfW involves commercial banks in the handling of its loans by extending loans to commercial banks, which, in turn, on-lend the funds to the ultimate borrowers. To a limited extent, however, KfW is allowed to grant financing directly to ultimate borrowers (e.g., for the financing of municipalities). By lending to commercial banks, KfW, in principle, insulates itself from credit exposure to ultimate borrowers and gains the benefit of the commercial banks’ knowledge of their customers as well as their administrative and servicing expertise. KfW monitors its exposures to, and the credit standing of, each bank or other financing institution to which it lends. In its domestic business sectors, KfW currently lends to approximately 170 banks. In 2020, 61% (2019: 59%) of KfW’s total interbank exposure (exposure at default) was attributable to KfW’s ten largest banking group counterparties. Most of this exposure relates to KfW’s on-lending business, while the portion deriving from other business transactions – including derivatives, securities, money market and global loan transactions – is much more limited.

KfW offers two different models for processing KfW loans to commercial banks. KfW’s traditional and most important model for handling its lending business is based on individual loan applications by each borrower within the framework of specified loan or mezzanine capital instruments. Under the other model, KfW extends global funding facilities and program-based global loans to Landesförderinstitute, as well as non-program-based global loans to selected financial institutions in Germany and Europe.

Individual Loans. KfW defines detailed formal eligibility requirements for each loan that it extends to a commercial bank, as well as for each loan the commercial bank on-lends to the ultimate borrower under each of its lending programs. Borrowers in general do not apply directly to KfW, however, and may only apply for a KfW loan through a commercial bank. This intermediate bank appraises the financial and business situation of the applicant, takes collateral for the loan and assumes liability for repayment to KfW. KfW loans on-lent by commercial banks are normally collateralized by liens on real property or other assets, or are guaranteed by the Federal Republic or by one of the German federal states (Länder). The processing of individual loans within KfW’s lending programs is characterized by two formally separate loan approvals – first by the intermediate bank and then by KfW. KfW’s loan approval, however, in most cases depends solely on a review of the individual loan application in order to assess compliance with the requirements defined for each respective lending program.

In recent years, KfW has modernized its application and approval process for loans with the aim of attaining a more efficient, automated and accelerated process. For this purpose, KfW has developed a digital online platform for its standardized loan programs. The online platform provides immediate feedback as to KfW’s approval of loans in the form of electronic confirmations for most applications, and electronic confirmations after manual processing by KfW for more complex products (for instance, environmental programs for SMEs, municipal enterprises, businesses, and non-profit organizations). Since the beginning of 2020, all of KfW’s standardized domestic, commercial and non-direct municipal products are offered exclusively via the online platform. All intermediate banks have access to the online platform and use it for their application processes.

KfW applies different pricing models for granting loans: a fixed-rate pricing model and a risk-adjusted pricing model. Under the fixed-rate pricing model, the commercial banks to which KfW lends are permitted to on-lend these funds at fixed spreads over the applicable interest rate payable to KfW. This fixed-rate pricing model is applied to housing investment and some lending programs for start-up financing. Moreover, it is also applied to education lending programs. Under the risk-adjusted pricing model, KfW establishes pricing categories based on a combination of the borrower’s creditworthiness and the collateral securing the loan. Under each lending program, KfW sets maximum interest rates for each pricing category. The on-lending banks assess the risk profile of the ultimate borrower and the collateral securing the loan to determine the applicable pricing category for each loan and the applicable maximum interest rate for the pricing category. KfW’s role in the pricing process is limited to verifying that banks derive the appropriate maximum interest rate from the ultimate borrower’s creditworthiness and the collateral provided.

Under KfW’s traditional SME lending programs, the on-lending banks are liable to KfW and bear the risk of customer default as described above. In recent years, KfW has constantly been reworking and renewing its SME financing programs to increase its support for SMEs. Under some of those lending programs, to which the risk-adjusted pricing model applies, KfW offers the option of a partial exemption from liability to on-lending banks. If the on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank. The risk-adjusted pricing model applies, amongst others, to SME Bank & Private Clients’ largest and most important lending program, the KfW Unternehmerkredit (Entrepreneurial Loan program). In addition, mezzanine capital offered by SME Bank & Private Clients and its special programs for investments by micro- enterprises are designed so that KfW assumes direct exposure to the credit risk of the ultimate borrowers, which in turn is covered or compensated in different ways: by means of risk premiums included in the interest rate charged to the ultimate borrowers, or by means of guarantees from the Federal Government or the European Investment Fund.

Global Loans and Global Funding Facilities. Global loans and global funding facilities differ from KfW’s individual loans primarily in terms of simplified processing, the lack of a requirement for formal loan approval by KfW with respect to each individual ultimate borrower and, in general, a higher degree of flexibility for the on-lending Landesförderinstitute and selected financial institutions. KfW expects the receiving institutions to on-lend funds within a reasonable period of time. In contrast to KfW’s individual loans, global loans and global funding facilities offer greater loan-structure flexibility. As a result, these instruments, when compared with KfW’s traditional lending programs, carry lower administrative costs for both KfW and the on-lending institutions. Accordingly, ultimate borrowers generally benefit from favorable interest rates.

KfW offers different kinds of global loans and global funding facilities: program-based global loans and global funding facilities to Landesförderinstitute and non-program-based global loans to selected financial institutions in Germany and Europe. Most Landesförderinstitute are independent public law institutions and benefit from explicit statutory guarantees by the respective German federal state (Land). Each Landesförderinstitut is responsible for promotional matters within its federal state.

Landesförderinstitute use KfW’s program-based global loans to finance specified investments relating to SMEs, housing projects and municipal infrastructure projects in their respective federal states (Länder) within the framework of cooperative loan programs of the respective Landesförderinstitut and KfW. The conditions of each cooperative loan program are required to comply with the conditions of the relevant KfW program. The funds to Landesförderinstitute are generally extended in the form of lump sums, which are then broken down and granted to ultimate borrowers as individual loans.

Moreover, KfW extends global funding facilities exclusively to Landesförderinstitute for their own promotional funding purposes, thus offering flexibility with respect to the use of funds extended in their promotional business without a direct link to any of KfW’s lending programs.

KfW also extends non-program-based global loans to selected financial institutions in Germany and elsewhere in Europe, which these institutions on-lend as individual loans and leases to finance SMEs, housing projects and energy efficiency projects.

KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany

KfW Special Program 2020. At the end of March 2020, KfW, in close coordination with the Federal Government, launched the KfW Special Program 2020 (KfW-Sonderprogramm 2020) with the primary goal of providing liquidity to enterprises in Germany affected by the COVID-19 pandemic, including companies of all sizes as well as self-employed and freelance professionals. Financings under the KfW Special Program 2020 are generally available to companies, which did not have liquidity issues as of December 31, 2019, but face temporary funding difficulties as a result of the COVID-19 pandemic. Companies may use funds received under the KfW Special Program 2020 for investments as well as for working capital requirements.

Initially, the KfW Special Program 2020 was implemented through three promotional loan programs: (1) the KfW Entrepreneurial Loan (KfW-Unternehmerkredit) for enterprises established on the market for more than 5 years, (2) the ERP Loan for Start-ups (ERP-Gründerkredit – universell) for enterprises established on the market for less than 5 years, and (3) the KfW Syndicated Loan (Direktbeteiligung für Konsortialfinanzierung) for larger-scale financings targeted at larger companies. The terms of these programs have been significantly modified in order to facilitate the approval and extension of loans by the commercial banks and other financing partners involved. Options (1) and (2) involve commercial banks in the handling of the loans by means of the on-lending principle which applies to the majority of KfW’s loan programs. However, the COVID-19 related facilities, which are designated by adding “Corona” to the loan programs’ names, include a partial exemption from liability for on-lending banks of 80% to 90%. With the additional option (3), KfW offers a syndicated loan approach, designed as an individually structured direct loan program for larger companies. Financing is provided directly to beneficiaries by KfW together with a consortium of private banks to meet investment and working capital needs of the beneficiaries. KfW’s financing share in these syndicated loans is limited to 80%.

In April 2020, the Federal Government mandated KfW to launch an additional loan program under the KfW Special Program 2020 to react in a swift and targeted manner to the increasing negative economic impact of the ongoing COVID-19 pandemic, particularly on medium-sized companies in Germany. KfW loans under this program, which is referred to as KfW Instant Loan 2020 (KfW-Schnellkredit 2020), share certain features with the instruments under the KfW Special Program 2020 described above. For instance, financings are generally available to companies which did not have financial difficulties as of December 31, 2019, but now face temporary funding problems as a result of the COVID-19 pandemic, and funds received may be used for investments and working capital requirements. However, loans under the KfW Instant Loan 2020 program include a general waiver of the usual risk assessment and a full exemption from liability for on-lending commercial banks or financing partners involved, which means that the entire credit risk of any loans granted under the KfW Instant Loan 2020 program remains with KfW. These modifications are aimed at facilitating and accelerating the granting of loans by the on-lending commercial banks and other financing partners.

Within the KfW Special Program 2020, KfW also facilitates the financing of charitable and social organizations via global loans to Landesförderinstitute.

Pursuant to separate guarantee declarations, the Federal Republic has undertaken to bear all financial risks incurred by KfW in connection with the KfW Special Program 2020.

In view of the ongoing COVID-19 pandemic and associated governmental measures, the Federal Government has decided to extend the deadline for commitments under the KfW Special Program, including the KfW Instant Loan, from December 31, 2020 to December, 2021. From April 1, 2021, onwards, in accordance with EU state aid rules, the maximum loan amounts available to the various categories of borrowers have been increased considerably.

Additional support measures targeted at particular customer groups. Over the course of 2020, KfW and the Federal Government established additional COVID-19 support measures in order to provide financing to particular customer groups.

With respect to start-ups, venture capital is being mobilized via private fund managers, with the associated measures operationalized by KfW Capital. In addition, equity and equity-like capital for start-ups and small SMEs is provided via global loans to Landesförderinstitute.

With respect to the KfW Student Loan Program, two temporary measures were implemented in close coordination with the Federal Government. First, the interest rate under this program has been set to 0% for all loans that are in the disbursement phase, including all new applications. The cost incurred in connection with this interest rate subsidy will be covered by the Federal Ministry of Education and Research during the period from May 1, 2020 to December 31, 2021. Second, the group of applicants for the KfW Student Loan Program has temporarily been extended to all foreign citizens who meet the general eligibility criteria for the period from July 1, 2020 to March 31, 2021.

Pursuant to a separate guarantee declaration, the Federal Republic will bear the financial risks KfW incurs in connection with the temporary extension of the KfW Studen Loan Program to foreign applicants (excluding a portfolio of 300 loans).

SME Bank & Private Clients

KfW’s SME Bank & Private Clients business sector supports SMEs, large-scale enterprises, business founders, start-ups and self-employed professionals, and offers financing for various purposes to companies in different stages of development. Additionally, this business sector extends housing-related loans and grants as well as financing for education to private individuals. Financing is provided primarily by means of loan programs (2020: EUR 81.9 billion, 2019: EUR 32.3 billion), mezzanine programs (2020: EUR 0.1 billion, 2019: EUR 0.2 billion) and grant-based programs (2020: EUR 4.3 billion, 2019: EUR 3.5 billion).

In 2020, SME Bank & Private Clients committed financing to improve social living conditions and to support the German economy in an amount of EUR 86.3 billion (2019: EUR 36.0 billion). The following table shows commitments by fields of promotional activity for each of the years indicated.

SME BANK & PRIVATE CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in billions)		(in %)
SME Bank	48.1	15.3	>100
Start-up financing and general investment	39.7	6.8	>100
Innovation	0.8	0.4	100
Environmental investment	7.6	8.1	-6

Private Clients	38.2	20.6	85

Housing investment programs	8.8	7.6	16
Education programs	2.5	1.9	32
Environmental investment	26.9	11.2	>100

Total commitments (1)	86.3	36.0	>100

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2020, commitments in SME Bank increased significantly compared to 2019. This increase was attributable to higher commitments in SME Bank, mainly under the new KfW Special Program 2020, which was introduced as part of a government package of measures to mitigate the economic impact of the ongoing COVID-19 pandemic in Germany. Another driver of the significant increase were higher commitments under KfW’s energy-efficient construction and refurbishment program.

SME Bank

According to a representative KfW survey in the German SME sector, known as KfW SME Panel, Germany had an estimated 3.79 million SMEs (defined for the purposes of the survey as corporations with an annual group turnover of up to EUR 500 million) in 2019. During the same period, SMEs accounted for 2% of gross investment by the German corporate sector and employed 71% of the workforce.

SME Bank primarily offers loan programs. Under some loan programs, SME Bank offers a partial exemption from liability to on-lending banks. If an on-lending bank applies for an exemption from liability, KfW bears the risk not retained by the bank and the risk margin is shared pro rata between KfW and the bank.

SME Bank also extends mezzanine capital in the form of unsecured subordinated loans, which contain equity-like elements combining characteristics of debt and equity capital. In these financings, on-lending banks are not liable to SME Bank for the subordinated loans. The interest rate of these loans takes into account the prevailing rates in the capital markets as well as the borrower’s credit standing and collateral securing the loans. The borrower’s creditworthiness is first assessed by the on-lending bank. However, as KfW assumes the credit risk of the loan, it reserves the right to review and, if necessary, to revise the on-lending bank’s assessment by applying KfW’s own rating standards.

Start-up Financing and General Investment Programs

SME Bank provides start-up financing and financial support for general investments for a wide range of purposes, such as investments in property and buildings, in plants or in machinery and equipment. In 2020, commitments in this field amounted to EUR 39.7 billion, representing a very significant increase compared to the previous year (2019: EUR 6.8 billion). The main contributors to this increase were financings extended under the KfW Special Program 2020, including the KfW Entrepreneurial Loan Corona (KfW-Unternehmerkredit Corona) with EUR 28.3 billion, the ERP Loan for Start-ups Corona (ERP-Gründerkredit – Corona) with EUR 1.4 billion and the KfW Instant Loan 2020 (KfW-Schnellkredit 2020) with EUR 5.9 billion.

Innovation Programs

SME Bank provides financing for innovations by extending funds for research, development and digitalization activities, either by providing loans or mezzanine capital. In order to increase the attractiveness of the ERP Promotion for Innovation and Digitalization program, KfW has also started to provide a grant element to borrowers eligible for this program in February 2020. Commitments in the field of innovation financing increased to EUR 0.8 billion in 2020 (2019: EUR 0.4 billion).

Environmental Investment Programs

SME Bank finances environmental protection projects, in particular for measures aiming at increasing energy efficiency, reducing greenhouse gas emissions, or intensifying the use of renewable energy sources. Commitments under SME Bank’s environmental investment programs in 2020 remained approximately at the prior-year level (EUR 7.6 billion in 2020 compared to EUR 8.1 billion in 2019). In particular, the increased commitment volume under KfW’s Renewable Energy Programme of EUR 3.7 billion (2019: EUR 2.9 billion) compensated for the discontinued Energy Efficiency Programme – Waste Heat (2019: EUR 1.0 billion). Disbursements under KfW’s Renewable Energy Program, which promotes investments in projects for the use of wind energy, solar energy, biogas/biomass systems and hydropower, among others, are linked to KfW’s green bond issuances (see “Business—Financial Markets—Funding”).

In March 2020, KfW launched a new program, the “SME Climate Protection Facility” (KfW-Klimaschutzoffensive für den Mittelstand), for which commitments in 2020 amounted to EUR 82 million. Inspired by EU-Taxonomy criteria for sustainable finance, this program supports small and medium-sized enterprises in their transitional process to more sustainability. KfW offers a grant element to borrowers under this loan program.

Private Clients

Housing Investment Programs

Housing investment programs in Private Clients provide funds for the promotion of home ownership and for the improvement of the security of, and the accessibility to or within, existing homes. Some of these programs are subsidized through interest rate reductions paid for by federal funds. Commitments in 2020 amounted to EUR 8.8 billion (2019: EUR 7.6 billion), of which EUR 5.8 billion (2019: EUR 4.4 billion) were granted for home ownership promotion programs. Commitments under the Baukindergeld program, which aims to promote home ownership for families with children and for single parents, amounted to EUR 2.6 billion in 2020 (2019: EUR 2.7 billion).

Education Programs

Private Clients supports students and employees in higher education and advanced occupational training with direct loans. Some of these programs are covered by a credit guarantee of the Federal Government and the German federal states (Länder). In 2020, commitments increased to EUR 2.5 billion (2019: EUR 1.9 billion). The main contributor to this increase was the KfW Student Loan, which amounted to EUR 1.3 billion in 2020 (2019: EUR 0.7 billion) due to the conditions having been improved in order to provide financial bridging assistance during the COVID pandemic.

Environmental Investment Programs

The sector of energy efficiency registered a particularly significant increase. The improved promotional conditions at the beginning of 2020 for the energy-efficient construction and refurbishment programmes for Private Clients, which support investments in the construction of energy-efficient new buildings and the energy-efficient refurbishment of existing ones, led to a significant increase in commitments to EUR 26.8 billion in 2020 (2019: EUR 11.2 billion).

In November 2020, KfW launched a new grant-based program to support the purchase and installation of private charging stations for electric cars at residential buildings on behalf of the Federal Government. Funding is provided in the form of an investment grant of EUR 900 per charging point. Commitments in 2020 amounted to EUR 0.2 billion.

Customized Finance & Public Clients

KfW’s Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden) business sector provides individual financing solutions for municipal and social infrastructure projects, offers corporate loans and project financing and grants global funding instruments to promotional institutes of the German federal states (Landesförderinstitute) and other financial institutions.

The following table shows Customized Finance & Public Clients’ commitments by field of promotional activity for each of the years indicated:

CUSTOMIZED FINANCE & PUBLIC CLIENTS COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Municipal infrastructure programs	4,769	3,868	23
Corporate loans and project finance	9,323	299	>100
Global funding facilities to Landesförderinstitute	3,177	1,254	>100
Global loans to support start-ups and small enterprises (1)	619	0	n.a.
Program for the refinancing of export loans	1,075	302	256
Global loans to selected financial institutions	250	1,495	-83

Total commitments (2)	19,213	7,217	>100

(1)	Global loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Commitments in the business sector Customized Finance & Public Clients increased to EUR 19.2 billion in 2020 from EUR 7.2 billion in 2019. This increase was primarily driven by commitments relating to COVID-19 support measures with a total volume of EUR 9.5 billion, primarily under the KfW Syndicated Loan program with a volume of EUR 8.4 billion.

Commitments in the other programs of the business sector increased by EUR 2.5 billion in 2020. This increase was primarily driven by the strong demand in global funding facilities to Landesförderinstitute, which was offset by a sharp decline in commitments under the program Global loans to selected financial institutions.

Municipal Infrastructure Programs

Customized Finance & Public Clients provides financing for investments in municipal and social infrastructure, either as direct loans to municipalities (i.e., local and municipal authorities and municipal special-purpose associations) or through KfW’s ordinary on-lending scheme involving commercial banks. The latter is used for infrastructure investments by private companies that are majority-owned by municipal authorities and social investments made by non-profit organizations. Some of the municipal infrastructure programs are subsidized by federal funds. In total, commitments for municipal infrastructure programs increased to EUR 4.8 billion in 2020 from EUR 3.9 billion in 2019. Increases in demand were at similar levels across all programs, while growth rates in the innovation programs were higher than in the infrastructure and energy transition programs, also due to the launch of the new digital infrastructure loan program with commitments of EUR 87 million in 2020. However, the largest increase of commitments was due to Global loans to refinance charitable and social organizations as part of the COVID-19 support measures, which had commitments of EUR 486 million in 2020. Commitments under those global loans are credited to the commitments of the municipal infrastructure programs.

Global Loans and Global Funding Facilities

The following table shows Customized Finance & Public Clients’ commitments designated to global loans and global funding facilities for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Global funding facilities to Landesförderinstitute	3,177	1,254	>100
Global loans to support start-ups and small enterprises (1)	619	0	n.a.
Global loans to refinance charitable and social organizations (1)	486	0	n.a.
Program-based global loans to Landesförderinstitute	546	637	-14
Non program-based global loans to selected financial institutions in Germany and Europe	250	1,495	-83

Total commitments (2)	5,078	3,386	36

(1)	Global loans to Landesförderinstitute as part of the COVID-19 support measures.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

Customized Finance & Public Clients also grants global loans to selected financial institutions in Germany in order to refinance leasing contracts to SMEs, as well as to selected financial institutions in Europe in order to cooperate in the field of SME financing in Europe. The financial institutions in turn break down the global loans and extend individual loans and leases to SMEs. In 2020, global loans to selected financial institutions in Germany and Europe decreased to EUR 0.3 billion (2019: EUR 1.5 billion). This amount is fully attributable to the refinancing of leasing contracts. The demand for the refinancing of leasing contracts in Germany dropped significantly in 2020. In addition, no global loan transaction with European financial institutions was closed in 2020. These developments were due to a reduced investment appetite in the SME sector and government-promoted loan-programs in several countries in connection with the COVID-19 pandemic.

Program for the Refinancing of Export Loans

Customized Finance & Public Clients offers commercial banks long-term refinancing of export loans covered by an official export credit guarantee of the Federal Government referred to as “Hermes Cover.” These guarantees are managed by Euler Hermes Aktiengesellschaft (“HERMES”) on behalf and for the account of the Federal Government. For more information on HERMES, see “Business—Export and Project Finance (KfW IPEX-Bank)—Business.” In 2020, KfW made commitments of EUR 1.1 billion (2019: EUR 0.3 billion) under this program. Demand for the refinancing of export loans generally depends on the number of export projects completed. The increase of commitments in 2020 was mainly due to larger projects being completed.

Corporate Loans and Project Finance

Customized Finance & Public Clients provides corporate loans, project financing and some equity financing.

Overall, the commitments in corporate loans and project financing increased from EUR 299 million in 2019 to EUR 9.3 billion in 2020. This significant increase was mainly driven by the high commitment volume of EUR 8.4 billion under the KfW Syndicated Loan program in connection with the COVID-19 support programs launched in 2020. In 2020, KfW also launched a syndicated loan program to support the expansion of fiber-optic networks in Germany.

Equity Financing (KfW Capital)

KfW Capital, KfW’s venture capital subsidiary, was incorporated as a legally independent entity on August 31, 2018. KfW Capital’s general partner, KfW Capital Verwaltungs GmbH, is wholly-owned by KfW Capital and was incorporated on August 9, 2018. KfW acts as the limited partner and ultimately is the sole owner of KfW Capital. KfW Capital is a financial enterprise (Finanzunternehmen) pursuant to Section 1 para 3 of the KWG and as such subject to a specific regulatory regime.

The business objective of KfW Capital is to invest in German and European venture capital and venture debt funds with the aim of improving access to capital for innovative technology-oriented growth companies in Germany through professionally managed funds with a minimum fund size of EUR 50 million. KfW Capital only invests in funds and does not invest directly in companies. For a period of ten years from its inception, the targeted average investment volume is EUR 200 million per year. KfW Capital intends to invest up to a maximum of EUR 25 million of a fund’s capital and to acquire a maximum of 19.99% of a fund’s capital and voting rights.

Commitments related to KfW’s Equity Financing business sector increased to EUR 871 million in 2020 from EUR 156 million in 2019. In addition to commitments of EUR 184 million via the ERP Venture Capital Fund investment program, commitments in KfW’s Equity Financing business sector primarily reflected a fiduciary commitment of EUR 685 million made by KfW Capital under the Corona Matching Facility (together with the European Investment Fund) and the Corona Liquidity Facility, which are part of the Federal Government’s COVID-19 support package for start-ups and small enterprises. Funding through the Corona Matching Facility and the Corona Liquidity Facility, which are guaranteed by the Federal Government, is refinanced by KfW.

The following table shows the commitments of the business sector Equity Financing (KfW Capital) for each of the years indicated:

COMMITMENTS EQUITY FINANCING (KFW CAPITAL) BUSINESS SECTOR*

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
High-Tech Start-up Funds	2	2	0
ERP Venture Capital Fund Investments	184	155	19
Corona Matching Facility / Corona Liquidity Facility	685	0	n.a.

Total commitments (1)	871	156	>100

*	Amounts in the table may not add up due to rounding differences.

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

Export and Project Finance (KfW IPEX-Bank)

Corporate Background

KfW IPEX-Bank conducts export and project finance activities which the European Commission deemed to fall outside the scope of KfW’s promotional activities directly and on its own behalf, while it conducts the promotional export and project finance activities in its own name on behalf of KfW on a trust basis. KfW provides funding for KfW IPEX-Bank at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. As of January 1, 2008, and in accordance with the understanding reached between the European Commission and the Federal Republic, KfW IPEX-Bank commenced operations as a legally independent entity wholly-owned by KfW. For more information, see “General—Relationship with the Federal Republic—Understanding with the European Commission.”

Total assets of KfW IPEX-Bank (IFRS, before consolidation) amounted to EUR 29.6 billion as of December 31, 2020 (December 31, 2019: EUR 27.0 billion). Total outstanding loans and guarantees (including promotional activities) for KfW’s business sector Export and Project Finance amounted to EUR 58.1 billion as of December 31, 2020 (December 31, 2019: EUR 56.5 billion). KfW IPEX-Bank is headquartered in Frankfurt am Main, Germany, and maintains a branch office in London, United Kingdom and representative offices in nine locations outside Germany. As of December 31, 2020, KfW IPEX-Bank employed 852 persons, excluding managing directors but including temporary personnel (December 31, 2019: 775).

In accordance with the understanding with the European Commission, KfW IPEX-Bank has obtained a banking license and is subject to the KWG and the corporate tax regime. KfW IPEX-Bank is approved as an IRBA (internal ratings-based approach) bank under the Basel II rules by the relevant German supervisory authorities – BaFin and the Deutsche Bundesbank. With respect to the SSM, KfW IPEX-Bank currently does not qualify as a significant credit institution and is therefore not directly supervised by the ECB, but rather continues to be supervised by BaFin in cooperation with Deutsche Bundesbank. Depending on KfW IPEX-Bank’s business growth, KfW IPEX-Bank may qualify as a significant credit institution in the course of the next years, which would lead to direct supervision by the ECB. For additional information on KfW IPEX-Bank and the SSM, see “KfW—General—Supervision and Regulation— Regulation—Supervisory Structure and Enforcement Powers.” For more information on the SSM, see “Federal Republic of Germany—Monetary and Financial System—Financial System—European Financial System—European System of Financial Supervision and European Banking Union.”

KfW IPEX-Bank (controlled company) signed a profit transfer agreement with KfW Beteiligungsholding GmbH (controlling company) in order to form a corporate income tax (“CIT”) fiscal unity. Under this profit transfer agreement, KfW IPEX-Bank is required to transfer its entire annual profit under applicable German commercial law to KfW Beteiligungsholding GmbH effective from the end of the fiscal year ended December 31, 2016.

Business

KfW IPEX-Bank focuses on supporting the internationalization and the competitiveness of internationally active German and European companies and offers project, export and trade financing. It provides medium and long-term investment and export financing in the form of amortizing loans, guarantees or leasing financing as well as project, object and acquisition financing. KfW IPEX-Bank also offers derivative instruments to allow its clients to hedge interest and currency risk and instruments for short-term trade financing, such as participations in letters of credit.

With the consent of the Federal Government, KfW delegated the mandate of the management of the Shipping CIRR Program and the ERP (European Recovery Program) Export Financing Program to KfW IPEX-Bank. Both programs are executed by KfW IPEX-Bank, applying strict “Chinese Walls.” The programs offer fixed interest rate loans to buyers based on the CIRR (Commercial Interest Reference Rate), which is a minimum interest rate prescribed by the OECD for officially supported financings in order to ensure competitive neutrality. The Shipping CIRR Program is open to banks financing ships built in German shipyards and offers a refinancing option through KfW. The ERP Export Financing Program supports lending for German exports to emerging and developing countries combined with fixed refinancing through KfW. These loans are supported through the ERP. In the past, lending of CIRR based loans in the ERP Program was provided through KfW IPEX-Bank and via AKA Ausfuhrkredit-Gesellschaft mit beschränkter Haftung, both as lenders of record. Since

January 2017, all banks eligible for buyer credit cover (Hermes cover) may directly apply to the ERP Export Financing Program.

KfW IPEX-Bank’s principal customers are German and European corporations (and their customers) with international operations and larger medium-sized companies in basic and manufacturing industries as well as in the retail, health, telecommunications, power/renewables, water, shipping, aviation, rail, transport and social infrastructure sectors.

Traditionally, the bulk of loans extended by KfW IPEX-Bank has been used for export and project financing to buyers of German or European exports. In recent years, KfW IPEX-Bank has increasingly extended loans to finance direct investments by German enterprises and other corporate purposes linked to the internationalization of German companies. In addition, KfW IPEX-Bank co-finances large-scale infrastructure projects and means of transport (e.g., airplanes and vessels) in the German and European transport sector. KfW IPEX-Bank also provides, as part of its core business, financing for environment and climate protection projects. Finally, KfW IPEX-Bank’s loans are also used to secure sources of raw materials for the German and European industry.

KfW IPEX-Bank’s loans are generally extended directly to the ultimate borrower, and KfW IPEX-Bank grants a significant portion of these loans at its own risk. KfW IPEX-Bank regularly cooperates with other financial institutions by way of consortia and syndications. In some cases, KfW IPEX-Bank may arrange for commercial banks to assume the risk on portions of loans made by KfW IPEX-Bank through risk-participations, for which KfW IPEX-Bank pays a fee to the bank assuming the risk. KfW IPEX-Bank is eligible to act as on-lending bank under certain of KfW’s promotional programs. In 2020, KfW IPEX-Bank refinanced loan commitments for export and project finance under KfW’s promotional programs in an amount of EUR 468 million (2019: EUR 175 million).

From time to time, KfW IPEX-Bank also enters into framework loan agreements with non-German banks, which enable such banks to extend loans to their customers for the purpose of importing equipment from German or other European exporters. Because the amounts of individual loans are usually small, the related transaction costs are relatively high. The framework agreements help to reduce these transaction costs.

Loans extended by KfW IPEX-Bank are usually secured by collateral and often benefit from a payment guarantee or other security arrangement. Loans extended to finance direct investments may benefit from an investment guarantee against political risk by the Federal Republic if the host country risk is assessed to be substantial.

A portion of export finance loans extended by KfW IPEX-Bank is guaranteed by the Federal Republic through HERMES, the official German export credit insurer. HERMES insurance covers up to 95% – in some instances even up to 100% – of KfW IPEX-Bank’s export and project finance business risk, so that the risk of the portion covered is the equivalent of Federal Government risk. HERMES also provides coverage for related deliveries from other, mainly European, countries provided that they do not exceed a certain portion of the total delivery for which an export finance loan was extended. Furthermore, KfW IPEX-Bank’s financing frequently benefits from a guarantee by a foreign export credit agency or a government instrumentality in the buyer’s country.

For borrowers in other European and OECD countries where the country risk is not considered high, KfW IPEX-Bank has been increasingly extending loans on the basis of ordinary banking collateral (e.g., mortgages on aircraft or ships) without seeking the benefit of HERMES or similar coverage. In addition, even when HERMES coverage is sought, KfW IPEX-Bank often extends loans on which the insured portion is less than 95%. As of December 31, 2020, outstanding loans and guarantees (including promotional activities) outside Germany for KfW’s business sector Export and Project Finance amounted to EUR 44.6 billion, of which EUR 9 billion, or 20%, were export finance loans which are fully or partly guaranteed by HERMES.

Commitments

The following table shows commitments in KfW’s business sector Export and Project Finance for each of the years indicated:

EXPORT AND PROJECT FINANCE COMMITMENTS

	Year ended December 31,				Year-to-Year
	2020		2019		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Commercial business	13,832	83	13,107	59	6
Promotional business (conducted on behalf of KfW)	2,753	17	8,973	41	-69

Total commitments (1)	16,584	100	22,080	100	-25

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

In 2020, total commitments of the Export and Project Finance business sector decreased to EUR 16.6 billion from EUR 22.1 billion in 2019, including commitments under the CIRR scheme for bank refinancing, which is supported by the federal budget. With the consent of the Federal Government, KfW has delegated the mandate for the CIRR scheme for bank refinancing to KfW IPEX-Bank.

The decrease in total commitments in 2020 compared to 2019 was primarily driven by a decrease in commitments under the CIRR scheme for bank refinancing and in the maritime industries, with both segments being significantly impacted by the COVID-19 pandemic.

Commitments by Sector. The following table shows KfW IPEX-Bank’s commitments by sector for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Power, renewables and water	2,808	3,232	-13
Aviation, mobility and transport	2,686	2,297	17
Financial institutions, trade and commodity finance	2,509	2,600	-4
Basic industries	2,438	2,617	-7
Industries and services	2,306	2,851	-19
Infrastructure	1,684	1,905	-12
Maritime industries	1,453	3,123	-53
CIRR scheme for bank refinancing (ship + ERP finance) (1)	701	3,455	-80

Total commitments	16,584	22,080	-25

(1)	Starting in 2017 the CIRR scheme for bank refinancing includes commitments under the new ERP Export Financing Program (ERP-CIRR) amounting to EUR 0.2 billion in 2020 and EUR 0.4 billion in 2019.

Commitments in export and project finance decreased compared to 2019 due to the impact of the COVID-19 pandemic on global trade, but overall remained roughly at prior year levels. Commitments (excluding those under the CIRR scheme for bank refinancing) amounted to EUR 15.9 billion in 2020 (2019: EUR 18.6 billion). The highest commitment volumes were achieved in the power, renewables and water sector with EUR 2.8 billion (2019: EUR 3.2 billion), followed by the aviation, mobility and transport sector with commitments of EUR 2.7 billion (2019: EUR 2.3 billion).

In 2020, commitments under the CIRR scheme for bank refinancing decreased to EUR 0.7 billion from EUR 3.5 billion in 2019, as a result of the impact of the COVID-19 pandemic on global trade.

Commitments by Geographic Area. KfW IPEX-Bank’s commitments were reported for the following three regions in 2020: Germany; Europe (excluding Germany, but including Russia and Turkey); and the rest of the world. In 2020, KfW IPEX-Bank’s commitments for project and export financing (excluding the CIRR scheme for bank refinancing) within Germany increased to EUR 5.2 billion from EUR 4.2 billion in 2019. In 2020, commitments in Europe (excluding Germany, but including Russia and Turkey) decreased to EUR 6.1 billion from EUR 6.9 billion in 2019. KfW IPEX-Bank’s commitments in the rest of the world in 2020 decreased to EUR 4.6 billion compared to commitments of EUR 7.5 billion in 2019. Commitments under the CIRR scheme for bank refinancing (2020: EUR 0.7 billion; 2019: EUR 3.5 billion) are trans-regional.

Commitments by Product. The following table shows KfW IPEX-Bank’s commitments by product for each of the years indicated:

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Corporate transactions (for German or European export companies)	12,460	14,030	-11
Thereof
Loans (term loans and bullet)	7,049	8,443	-17
Trade finance	2,016	1,858	8
Revolving credit facilities for cash drawings	1,713	2,339	-27
Guarantees	1,477	1,304	13
Lease finance	205	85	>100
Project finance (1)	2,565	4,204	-39
Asset finance (1)	275	145	90
Acquisition finance (1)	487	247	97
Loans to funds	95	0	100

CIRR scheme for bank refinancing (ship + ERP finance)	701	3,455	-80

Total commitments	16,584	22,080	-25

(1)

The product categories project finance, asset finance and acquisition finance may also include loans, guarantees, lease finance or revolving credit facilities that are not attributed to any sub-category under the corporate transactions product category.

Funding

The funds for KfW IPEX-Bank’s commitments are mainly provided by KfW through borrowings in the capital markets. KfW provides funding to KfW IPEX-Bank’s international project and export finance business at market rates based on the ratings assigned to KfW IPEX-Bank by international rating agencies. For those areas of export finance which the European Commission has deemed to fall within the scope of the promotional activities of KfW, funds from the ERP Special Fund may also be used for subsidizing interest rates. In 2020, EUR 117 million of loan disbursements were supported by the ERP Special Fund (2019: EUR 234 million).

The terms of export and project finance loans funded in the capital markets are based on the cost of funds to KfW, plus a margin intended to cover the administrative cost of the loan, the credit risk and a return on capital. Because the Federal Republic is a member of the OECD, loans financed with funds from the ERP Special Fund or under the CIRR scheme for the shipping industry are required to comply with OECD regulations, which provide for minimum interest rates and maximum credit periods. Margins on these loans are generally intended to cover all the risks of such loans as well as administrative costs and a return on capital. In addition, KfW IPEX-Bank charges customary banking fees for reserving and providing financing and for processing. Loans denominated in currencies other than euros are hedged through matched funding or other mechanisms.

Promotion of Developing Countries and Emerging Economies

In the Promotion of Developing Countries and Emerging Economies business sector, KfW, on behalf of the Federal Republic, provides financial assistance to developing countries and emerging economies, either through KfW Entwicklungsbank (KfW Development Bank), which promotes mainly public sector development cooperation activities, or through DEG, which promotes private sector investments in developing countries.

The following table sets forth KfW’s commitments for the Promotion of Developing Countries and Emerging Economies business sector for each of the years indicated:

PROMOTION OF DEVELOPING COUNTRIES AND EMERGING ECONOMIES COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
KfW Entwicklungsbank	10,983	8,801	25
DEG	1,411	1,847	-24

Total commitments (1)	12,394	10,648	16

(1)

Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years.

KfW Entwicklungsbank (KfW Development Bank)

Under the brand name KfW Entwicklungsbank, KfW acts as the Federal Republic’s international development bank, extending loans and disbursing grants mainly to foreign public sector borrowers and recipients. In 2020, approximately 37% of these loans and grants were refinanced from federal budget funds provided to KfW. All of KfW’s international development activities are made according to instructions from the Federal Government or in the case of mandates, i.e., grants funded by governmental or supranational entities and distributed using KfW’s expertise and channels (“Mandates”), from the respective donor. Mandates and all funds from the Federal Government involved in loan commitments and grants do not, by their nature, appear on KfW’s consolidated statement of financial position.

KfW extends financial cooperation (Finanzielle Zusammenarbeit – “FZ”) loans in three ways:

•	Traditional Financial Cooperation Loans (FZ-Standardkredite), extended for the account of the Federal Republic;

•

Financial Cooperation Development Loans (FZ-Entwicklungskredite), in which KfW offers its own funds as an additional source of financing. For these loans, federal budget funds at low interest rates or grant funds are combined with funds from KfW that are refinanced in the capital markets. As of December 31, 2020, approximately 95% of outstanding commitments refinanced with KfW funds were guaranteed either by a special guarantee facility of the Federal Republic or by export credit agencies. Interest rates and related terms of Financial Cooperation Development Loans are significantly more favorable to the borrower than market terms and, therefore, meet the requirements for recognition as official development assistance (“ODA”); and

•

Financial Cooperation Promotional Loans (FZ-Förderkredite), funded solely through funds raised by KfW in the capital markets. These loans may meet the requirements for recognition as ODA as they offer more favorable terms to the borrower than market terms. As of December 31, 2020, approximately 85% of outstanding Financial Cooperation Promotional Loans were guaranteed by a special guarantee facility of the Federal Republic.

Generally, interested foreign governments submit applications for financial cooperation to the Federal Government, which then asks KfW to appraise the proposed projects. In the case of Financial Cooperation Promotional Loans, project sponsors may submit their proposals directly to KfW. KfW maintains a staff of economists, engineers and other specialists to assist in the appraisal and development of projects. KfW receives fees from the Federal Republic for loans and grants extended for the account of the Federal Government and Financial Cooperation Development Loans, calculated as a percentage of outstanding loans and grants, as far as they are financed out of the federal budget. Based on KfW’s appraisal and its recommendation, the Federal Republic decides whether it will fund a particular project. Upon a favorable decision and upon determination of the terms and conditions of financing, KfW enters into a loan or grant agreement with the recipient country or, if applicable, the individual agency responsible for the project, in which case the obligations under that agreement would then usually be fully guaranteed by the respective recipient country.

Financial cooperation loans and grants are disbursed according to the progress of the relevant project, and KfW monitors the utilization of funds to ensure compliance with the provisions of the loan or grant agreement.

The following table shows KfW Entwicklungsbank’s commitments for each of the years indicated:

KFW ENTWICKLUNGSBANK COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Loan commitments (1)	6,677	4,804	39
of which federal funds	218	352	-38
of which KfW’s funds refinanced in the capital markets	6,459	4,452	45
Grant commitments	3,835	3,412	12
Mandates	471	585	-20

Total commitments	10,983	8,801	25

(1)	Also includes equity investments (2020: EUR 25 million, 2019: EUR 25 million)

Total commitments of KfW Entwicklungsbank increased by 25% to EUR 11.0 billion in 2020 from EUR 8.8 billion in 2019, mainly due to the increased contribution made to the Federal Ministry for Economic Cooperation and Development’s Emergency COVID-19 Support Program which is aimed at developing countries. The ministry mobilized substantial additional funds from the second supplementary federal budget of 2020 and mandated KfW Entwicklungsbank to commit them to partner countries. KfW Entwicklungsbank used these additional public funds to leverage market funds for its COVID-19-related commitments to developing countries. All additional COVID-19-related commitments were made under the usual established credit processes of KfW. The relative share of loan commitments that were refinanced in the capital markets increased slightly to 97% in 2020 from 93% in 2019.

In 2020, Asia accounted for 26% of KfW Entwicklungsbank’s commitments (2019: 33%); Sub-Saharan Africa accounted for 19% (2019: 23%); Middle East/North Africa accounted for 29% (2019: 16%); Europe/Caucasus accounted for 10% (2019: 16%); Latin America accounted for 12% (2019: 10%); and trans-regional commitments accounted for 5% (2019: 2%).

The following table shows KfW Entwicklungsbank’s commitments by sector for each of the years indicated and as a percentage of its total commitments:

	Year ended December 31,				Year-to-Year
	2020		2019		% change
	(EUR in millions)	(in % of total)	(EUR in millions)	(in % of total)	(in %)
Economic infrastructure	1,781	16	2,737	31	-35
Social infrastructure	4,842	44	3,350	38	45
Financial sector	2,443	22	880	10	>100
Production sector	506	5	667	8	-24
Others (1)	1,410	13	1,167	13	21

Total commitments	10,983	100	8,801	100	25

(1)	Consists mainly of commitments made for multi-sector projects and emergency assistance in crisis situations.

DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH

DEG, a German limited liability corporation, is a legally independent entity founded in 1962. DEG is based in Cologne, Germany. In 2001, KfW acquired DEG from the Federal Republic. Since then, KfW has been DEG’s sole shareholder and DEG has been fully consolidated in KfW’s consolidated financial statements. As of December 31, 2020, DEG maintained 13 representative offices in developing countries or emerging economies. In 2020, DEG employed an average of 640 persons (2019: 627). At year-end 2020, DEG’s total assets (IFRS, before consolidation) amounted to EUR 6.3 billion (2019: EUR 6.9 billion).

DEG’s activities focus on corporates, project finance, financial institutions and funds investing in Africa, Asia, Latin America, and Central and Eastern Europe. DEG promotes private enterprise structures, thus contributing to sustainable economic growth, lasting improvement in the living conditions of the local population and the global Sustainable Development Goals. To this end, DEG provides long-term financing for private enterprises investing in developing countries. In addition, DEG offers customized consultancy services, for example, in the areas of environmental management, corporate governance, resource efficiency or training and skills.

DEG conducts its activities in accordance with the principles of subsidiarity, thus in cooperation with commercial banks rather than in competition with them. It does not provide subsidized financing, but instead offers financing solely on commercial terms and conditions (apart from smaller state support programs within the framework of the support for German companies in Africa and measures within the framework of COVID Response). DEG also seeks to mobilize other partners in order to raise additional capital for its clients’ investments.

Serving public policy objectives of the Federal Government, DEG has been granted a favorable tax status under which only part of DEG’s activities are subject to CIT. DEG does not distribute profits but instead re-channels them into new investments.

DEG’s obligations do not benefit from the Guarantee of the Federal Republic or from Anstaltslast, and while DEG’s indebtedness is reflected in KfW’s consolidated statement of financial position, its debt represents obligations of DEG and not of KfW. KfW and DEG have a refinancing agreement in place, pursuant to which KfW acts as sole issuer in the capital markets and provides DEG with mid- and long-term capital market funds according to DEG’s capital needs. In addition, internal agreements have been reached concerning the respective fields of business activities, the mutual use of offices abroad, joint public relations activities and joint usage of several information technology services.

The following table shows DEG’s commitments for each of the years indicated:

DEG COMMITMENTS

	Year ended December 31,		Year-to-Year
	2020	2019	% change
	(EUR in millions)		(in %)
Loans	944	1,137	-17
Equity participations	275	582	-53
Mezzanine financing	192	128	50

Total commitments	1,411	1,847	-24

Financial Markets

KfW’s Financial Markets business sector comprises the group’s treasury activities, including its funding activities and its financial asset management. Furthermore, this business sector manages KfW’s asset-backed securities (“ABS”) and asset-backed commercial paper (“ABCP”) portfolio as well as KfW’s green bond portfolio, which are all part of KfW’s promotional activities, as well as other capital markets-related activities currently consisting of privatization initiatives relating to Deutsche Telekom AG (“Deutsche Telekom”) and Deutsche Post AG (“Deutsche Post”).

Funding

KfW’s principal sources of funds are the international financial markets and public funds, with the majority of lending in its business sectors being financed from funds raised by KfW in the international financial markets. KfW Group’s consolidated balance sheet total assets at year-end 2020 were EUR 546.4 billion. EUR 496.4 billion, or 90.8% of this amount, was financed through borrowings (i.e., from financial market funds or public funds). In addition, at year-end 2020, KfW had EUR 17.5 billion in liabilities held in trust (i.e., for which the Federal Government provides the funding and assumes all risks), which do not appear on KfW’s consolidated statement of financial position. In line with the focus on mid-term and long-term loans within its loan portfolio resulting from its promotional business, as of December 31, 2020, 73% of KfW’s consolidated total borrowings outstanding had remaining maturities of one year or more.

Financial-Market Funds. KfW raises short-term and long-term funds in the international financial markets through the issuance of bonds and notes (including commercial paper) and by incurring loans against debt certificates (Schuldscheindarlehen or “promissory note loans”). Long-term funding with initial maturities of more than one year ( “capital-market funding”) represents the most important source of funding. Short-term borrowings with initial maturities of less than one year in the form of commercial paper (“money-market funding”) are primarily used for purposes of KfW’s liquidity management. As of December 31, 2020, the percentage of capital-market funding outstanding out of total financial-market funds outstanding was 91%.

All amounts stated in connection with KfW’s capital-market and money-market funding transactions or funding volume are, unless stated otherwise, based on net proceeds to KfW, which are calculated as principal amount less discount and underwriting commissions, if any.

Capital-Market Funding. KfW’s capital-market funding policy pursues a dual objective: to achieve the most favorable terms possible for funds raised in the capital markets; and to minimize, to the extent practicable, the effects of changes in interest rates and foreign exchange rates mainly through interest rate and currency risk hedging instruments and, to a more limited extent, by matching funding liabilities with loan assets. In order to achieve favorable terms for funds raised, KfW maintains an active presence in all major capital markets and utilizes a broad range of funding instruments in various currencies, covering a wide range of maturities.

KfW’s capital-market funding instruments comprise four categories of instruments: bonds issued under KfW’s benchmark programs (in euro or U.S. dollar, under KfW’s European medium-term note program or its SEC-registered debt shelf); bonds publicly placed outside the benchmark programs; bonds sold in “private placements,” a term KfW uses in the commercial sense to refer to sales to a specific investor or a limited number of investors; and “green bonds”, which comprise bonds from any of the first three categories, the proceeds of which are linked to investments with a clear environmental benefit financed by KfW, currently in the sectors of renewable energies and energy efficiency. In 2020, benchmark bonds accounted for a funding volume of EUR 44.8 billion, or 67%, of KfW’s total capital-market funding, while bonds placed publicly outside the benchmark programs accounted for EUR 8.4 billion, or 13%. The volume of bonds sold in private placements and of green bonds amounted to EUR 4.8 billion, or 7%, and EUR 8.3 billion, or 13%, respectively. Total capital-market funding in 2020 amounted to EUR 66.4 billion (2019: EUR 80.6 billion).

With respect to refinancing its funding requirements resulting from the KfW Special Loan Program, KfW, since July 1, 2020, has had access to a new source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds, “WSF”). Refinancing through the WSF totaled EUR 39.0 billion in 2020.

In 2020, KfW also participated in the targeted longer-term refinancing operations of the Eurosystem via TLTRO III, the conditions for which had been eased by the Governing Council of the ECB in the course of 2020 in response to the COVID-19 pandemic in order to support the extension of credit to SMEs. KfW’s refinancing through TLTRO III in 2020 totaled EUR 13.4 billion.

KfW expects its volume of long- term funding to be raised in the capital markets in 2021 to be in a range of EUR 70 billion to EUR 80 billion.

In 2020, KfW conducted six new bond issuances as well as one re-opening of a 2014 bond issuance, one re-opening of a 2016 bond issuance, three re-openings of 2019 bond issuances and two re-openings of 2020 bond issuances (13 transactions in total in 2020) in an aggregate principal amount of EUR 32 billion, in each case under its euro benchmark program. Also in 2020, KfW conducted three new bond issuances in an aggregate principal amount of USD 14.0 billion under its U.S. dollar benchmark program.

KFW’S BENCHMARK BOND ISSUANCES IN 2020

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW U.S. $-Benchmark I/2020	USD 5.0	3	1.625
KfW U.S. $-Benchmark II/2020	USD 5.0	5	0.375
KfW U.S. $-Benchmark III/2020	USD 4.0	3	0.250
KfW Euro-Benchmark I/2020	EUR 5.0	5	0.000
KfW Euro-Benchmark II/2020	EUR 5.0	7	0.000
KfW Euro-Benchmark III/2020	EUR 4.0	5	0.010
KfW Euro-Benchmark IV/2020	EUR 5.0	3	0.000

	Aggregate principal amount in billions	Maturity at issuance (in years)	Interest rate in % per annum
KfW Euro-Benchmark V/2020	EUR 3.0	10	0.000
KfW Euro-Benchmark VI/2020	EUR 3.0	7	0.000
KfW Euro-Benchmark III/2019 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark II/2019 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark IV/2019 (re-opening)	EUR 1.0	5	0.000
KfW Euro-Benchmark IV/2020 (re-opening)	EUR 1.0	3	0.000
KfW Euro-Benchmark I/2016 (re-opening)	EUR 1.0	7	0.375
KfW Euro-Benchmark III/2014 (re-opening)	EUR 1.0	10	1.500
KfW Euro-Benchmark III/2020 (re-opening)	EUR 1.0	5	0.010

In 2020, KfW’s total new capital-market funding was raised in 14 different currencies and 172 separate capital markets transactions. KfW’s core currencies are the euro and the U.S. dollar, which together accounted for 88% of KfW’s total new capital-market funding in 2020 (2019: 78%). The percentage of new funds raised in euros increased from 52% in 2019 to 64% in 2020, making it the most significant funding currency, whereas the percentage of new funds raised in U.S. dollars decreased from 26% to 24% over the same period. The percentage of new funds raised in pounds sterling decreased from 13% in 2019 to 5% in 2020, which still made it KfW’s third most significant funding currency in 2020.

KFW’S TOTAL NEW CAPITAL-MARKET FUNDING VOLUME 2020 BY CURRENCIES

	EUR in billions	In % of total
Euro (EUR)	42.6	64.2
U.S. dollar (USD)	15.9	24.0
Pound sterling (GBP)	3.3	5.0
Norwegian krone (NOK)	1.0	1.5
Australian dollar (AUD)	0.9	1.4
Japanese Yen (JPN)	0.3	0.5
Other currencies (1)	2.3	3.5

Total	66.4	100

(1)	CNY, HKD, HUF, MXN, PLN, SEK, TRY and ZAR.

In connection with its green bond issuances, KfW has established a Green Bond Framework published on its website that reflects international best practices and which is aligned with the 2018 edition of the “Green Bond Principles” of the International Capital Market Association (“ICMA”). Through its green bond issuances, KfW aims to broaden its investor base by addressing socially responsible investors and to enhance capital markets’ infrastructure for financing environmental projects that have the reduction of greenhouse gas emissions as their common objective. Net proceeds from the sale of its green bonds and requests for disbursements under the eligible environmental projects are tracked by KfW in an appropriate manner. KfW provides investors with information regarding the use of proceeds in terms of disbursements on a regular basis on its website. Unless otherwise indicated, information available on, or accessible through, KfW’s website is not incorporated herein by reference. In 2020, KfW conducted eleven new green bond issuances in six currencies as well as two re-openings of 2020 bond issuances and one re-opening of a 2019 bond issuance. In total, green bonds accounted for a funding volume of EUR 8.3 billion, or 12.6%, of KfW’s total capital-market funding. One USD green bond with an aggregate principal amount of USD 2.0 billion was issued as an SEC-registered global bond.

The most important sources of capital-market funding for KfW are bond and note issuances followed by promissory note loans. At year-end 2020, the amount of outstanding bonds and notes issued by KfW totaled EUR 384.0 billion, representing a EUR 11.6 billion decrease from EUR 395.6 billion outstanding at year-end 2019.

Of outstanding borrowings, promissory note loans continue to be KfW’s second most important capital-market funding instrument, with a book value of EUR 44.4 billion at year-end 2020. Of this amount, EUR 42.8 billion was recognized as financial liabilities at amortised cost (of which EUR 1.7 billion as liabilities to banks and EUR 41.1 billion as liabilities to customers) and EUR 1.6 billion was recognized as financial liabilities at fair value (of which EUR 0.3 billion as liabilities to banks and EUR 1.3 billion as liabilities to customers). The increase of the book value of promissory note loans from EUR 5.5 billion by EUR 38.9 billion to EUR 44.4 billion is largely due to the new financing source via the WSF. Promissory note loans are a special instrument of the German capital markets, under which the lending entity (generally a bank, insurance company or public pension fund) receives a certificate evidencing its loan to the borrower and the terms of such loan. Maturities on promissory note loans range from one to 30 years, thereby providing a high degree of flexibility to both the borrower and the lender. Transferable only by way of assignment, promissory note loans have only limited liquidity in the interbank secondary market.

The following table sets forth summary information concerning KfW’s outstanding bonds and notes as well as promissory note loans with an initial maturity of more than one year and issued in the capital markets.

INFORMATION ON ISSUANCES OF FUNDED DEBT OF KFW GROUP

(AS OF DECEMBER 31, 2020)

Currency	Number of transactions	Interest type	Average interest rate in % per annum (1) (2)	Years of issue	Maturities	Average years to maturity (2)	Aggregate principal amount outstanding in applicable currency	Aggregate principal amount outstanding in EUR (3)
AUD	11	FIXED	4.22	2011-2019	2021-2028	2.41	15,749,999,999.82	9,908,152,994.35
BRL	1	FIXED	9.00	2016	2021	0.96	75,000,000.00	11,767,474.70
CAD	5	FIXED	3.72	2005-2019	2022-2037	3.81	2,457,200,000.00	1,571,803,236.74
CHF	2	FIXED	2.55	2005-2007	2025-2037	6.85	1,304,999,999.99	1,208,109,609.32
CNY	9	FIXED	2.54	2019-2020	2021-2023	1.93	4,598,000,000.11	573,138,049.25
DEM	1	FIXED	7.00	1993	2023	2.25	105,985,000.00	54,189,270.03
EUR	270	FIXED	0.54	1999-2020	2021-2050	4.61	277,791,147,812.49	277,791,147,812.49
EUR	24	FLOATING	0.94	2003-2019	2021-2052	3.65	2,990,674,449.47	2,990,674,449.47
GBP	23	FIXED	2.44	2000-2020	2021-2037	3.46	24,226,703,000.02	26,947,602,415.96
HKD	5	FIXED	1.15	2019-2020	2021-2022	1.07	1,399,999,999.91	147,148,472.80
HUF	1	FIXED	0.90	2020	2022	1.16	1,999,999,998.57	5,496,166.42
JPY	14	FIXED	2.25	2001-2020	2021-2038	7.62	158,672,999,999.94	1,254,431,180.33
JPY	222	FLOATING	1.61	2002-2020	2021-2049	14.01	140,633,999,996.75	1,111,819,116.11
MXN	3	FIXED	7.48	2017-2018	2021-2023	1.47	2,750,000,000.03	112,631,061.60
NOK	18	FIXED	1.89	2002-2019	2021-2036	2.29	42,350,000,000.55	4,044,774,266.31
NOK	2	FLOATING	1.86	2019	2022	1.15	5,500,000,000.06	525,295,359.26
NZD	3	FIXED	3.15	2016-2018	2021-2028	1.87	640,000,000.01	376,825,247.30
PLN	4	FIXED	1.94	2006-2020	2021-2025	1.59	672,597,246.05	147,509,100.61
SEK	12	FIXED	1.35	2010-2020	2021-2031	2.54	36,500,000,000.22	3,637,523,294.12
TRY	3	FIXED	11.46	2016-2020	2021-2023	1.39	327,000,000.05	35,882,411.04
USD	65	FIXED	2.09	2002-2020	2021-2047	2.98	106,029,784,415.12	86,406,800,110.11
USD	3	FLOATING	4.49	2012-2020	2021-2025	0.92	189,380,000.00	154,331,350.34
ZAR	7	FIXED	7.57	2017-2020	2021-2030	3.95	3,870,000,000.37	214,738,734.56
Total	708					4.12		419,231,791,184.22

(1)

Interest rate of floating rate note means the applicable interest rate as of December 31, 2020. For floating rate notes with interest rates that are fixed in arrears, the latest fixed interest rate was used. Zero coupon bonds are included in the calculation with their average effective interest rates.

(2)	Averages have been calculated on a capital-weighted basis taking into account the aggregate principal amount outstanding in euro.

(3)	Conversion into euro at the spot rate using the ECB reference rates on December 31, 2020.

Money-Market Funding. KfW issues commercial paper under two commercial paper programs: the EUR 70 billion multicurrency commercial paper program and the USD 20 billion commercial paper program. The programme volume of the USD commercial paper programme was increased from USD 10 billion to USD 20 billion as of April 8, 2020. As of December 31, 2020, KfW Group’s commercial paper outstanding totaled EUR 41.3 billion (December 31, 2019: EUR 40.6 billion).

Public Funds. As of December 31, 2020, the proportion of public funds in KfW Group’s borrowings was 9%. The most important source of public funds for KfW is the budget of the Federal Republic. Total long-term and short-term borrowings from funds provided by the federal budget (excluding loans on a trust basis)

amounted to EUR 43.3 billion as of December 31, 2020 (December 31, 2019: EUR 5.6 billion). This large increase is due to the new financing source via the WSF. KfW Group’s long-term and short-term borrowings from the ERP Special Fund amounted to EUR 216 million as of December 31, 2020 (December 31, 2019: EUR 382 million). Public funds are made available to KfW Group for use in special categories of KfW’s domestic activities and certain export and project finance transactions with developing countries.

Public funds are particularly important in the area of financial cooperation, where KfW Entwicklungsbank extends loans and disburses grants to foreign public sector borrowers and recipients in developing countries and emerging economies. Federal budget funds constituted approximately 37% of the sources of funding for KfW Entwicklungsbank’s commitments in 2020. Funds from the Federal Government involved in loan commitments and grants of KfW Entwicklungsbank do not, by their nature, appear on KfW’s consolidated statement of financial position. For more information see “Business—Promotion of Developing Countries and Emerging Economies—KfW Entwicklungsbank (KfW Development Bank).”

Derivatives

KfW generally enters into derivatives transactions for hedging purposes in connection with its financing and funding activities. Accordingly, a substantial majority of its derivatives are interest- or currency-related derivatives. KfW Group does not enter into derivatives for trading purposes and does not facilitate the purchase of derivatives on behalf of any entities outside the group through brokerage or similar agency activities.

The following tables provide detailed information on the group’s derivatives exposures:

KFW GROUP’S DERIVATIVES EXPOSURE*

	Notional value		Fair value		Fair value
	As of December 31,		As of December 31, 2020		As of December 31, 2019
	2020	2019	Positive	Negative	Positive	Negative
	(EUR in millions)		(EUR in millions)		(EUR in millions)
Interest-related derivatives	540,913	490,412	10,126	5,584	8,134	5,188
Currency-related derivatives (1)	156,986	200,301	3,180	8,047	8,072	3,916
Credit derivatives as protection buyer	0	0	0	0	0	0
Miscellaneous	0	0	0	0	0	0

Total derivatives (2) (3)	697,898	690,714	13,306	13,631	16,205	9,104
Embedded derivatives accounted for separately	—	—	11	20	37	23

Total balance sheet items “derivatives designated for hedge accounting” and “financial assets/liabilities at FV - other derivatives”	697,898	690,714	13,317	13,651	16,243	9,127

*	Amounts in the table may not add up due to rounding differences.

(1)	Includes cross-currency swaps.

(2)

Includes derivative financial instruments which are offered by KfW’s wholly-owned subsidiary KfW IPEX-Bank to its customers as hedging instruments in connection with, and related to, financing in the context of its export and project financing activities. In order to hedge the risk arising from these derivative transactions, KfW IPEX-Bank enters into hedging transactions with KfW. In the context of centralizing and aggregating market-facing hedging activities within the group at the parent level, KfW, in turn, hedges itself with corresponding offsetting transactions in the market to the extent necessary. These risk-mitigating hedging transactions entered into by KfW are also disclosed.

(3)	Includes derivative contracts in closed risk positions entered into pursuant to special mandates by the Federal Government in accordance with article 2 paragraph 4 of the KfW Law.

	As of December 31,
	2020	2019
	(EUR in millions)
Total positive fair value before netting	13,306	16,205
Total positive fair value after netting (1)	4,960	8,913
Collateral received	3,419	8,849
of which cash collateral	3,419	8,849

	As of December 31,
	2020	2019
	(EUR in millions)
Total positive fair value after netting and collaterals	1,541	64

(1)

Presents the effects of netting agreements that do not fulfill the offsetting criteria under IFRS. Due to the strict criteria for offsetting financial instruments under IAS 32, KfW Group’s consolidated statement of financial position does not reflect any netting effects with respect to its derivatives.

KfW Group’s derivatives activities are reflected in its consolidated statement of financial position in the line items “financial assets – Fair Value”, “financial liabilities – Fair Value” and “derivatives designated for hedge accounting”. For additional information on KfW Group’s derivatives exposure, see notes 8, 36, 38, 46, 48, 55, 56 and 57 to the financial statements included in Exhibit (e) to this annual report. For more information on interest and currency risks related to derivatives as well as counterparty default risks, see “Group management report—Risk report—Types of risk—Counterparty default risk” and “—Market price risk,” respectively, included in Exhibit (e) to this annual report.

Asset Management

As of December 31, 2020, KfW Group held securities and investments in an amount of EUR 38.9 billion (December 31, 2019: EUR 37.8 billion). See “Group management report—Economic report—Development of net assets” included in Exhibit (e) to this annual report for more information concerning securities and investments. EUR 31.3 billion, or 80%, of all securities and investments were held in the form of fixed-income securities for liquidity purposes in KfW’s liquidity portfolio. The remaining securities and investments were securities held as a surrogate for loans or as equity investments in the context of KfW Group’s promotional business (e.g., KfW’s ABS portfolio or DEG’s direct investments). Equity participations held directly or indirectly by KfW made up only a very limited amount of KfW Group’s securities and investments.

Liquidity Portfolio. KfW pursues a conservative liquidity management strategy. For this purpose, KfW holds financial assets in its liquidity portfolio in an amount of EUR 31.3 billion as of December 31, 2020 (December 31, 2019: EUR 28.3 billion). The bulk of securities held in this portfolio is denominated in euro. KfW purchases medium-term securities issued by banks, primarily covered bonds (Pfandbriefe), bonds of public sector issuers and supranational institutions or agencies as well as ABS. Since the beginning of 2020, the portfolio now includes ABCP investments. The bulk of euro-denominated bonds included in KfW’s liquidity portfolio is eligible as collateral with the ECB and enables KfW to enter into repurchase agreements in refinancing operations within the European System of Central Banks via the Deutsche Bundesbank. For financial reporting purposes, securities denominated in U.S. dollar or GBP were converted into euro at the currency exchange rate as of December 31, 2020. In addition to these securities, as of December 31, 2020, KfW held money-market assets (overnight and term loans as well as reverse repurchase transactions) for liquidity management purposes in an amount of EUR 3.5 billion (December 31, 2019: EUR 16.2 billion).

As a signatory to the United Nations-supported “Principles for Responsible Investment” (PRI), KfW is committed to managing its liquidity portfolio in a sustainable manner. For KfW, this means integrating environmental, social and governance (“ESG”) criteria in its investment approach. In 2020, the integration of ESG criteria was based on a best-in-class approach that stipulated that for its liquidity portfolio, KfW would only invest in bonds of issuers whose sustainability rating was among the best 50% of the respective sector. Sovereign bonds are eligible for such investments, provided that the relevant issuing country has reached “prime” status with regard to its sustainability rating. In addition, KfW uses exclusion criteria for its liquidity portfolio that are based on the International Finance Corporation exclusion list and the exclusion list of KfW Group. KfW also engages in regular dialogues with issuers on sustainability matters.

ABS Portfolio. As of December 31, 2020, the promotional ABS portfolio volume amounted to EUR 770 million (December 31, 2019: EUR 3.0 billion). KfW’s capital markets-based promotional activities for SMEs ended as of December 31, 2019. The remaining outstanding portfolio volume will decrease gradually with amortizations.

Green Bond Portfolio. Under its green bond portfolio, KfW seeks to support climate and environmental protection by investing in green bonds of public sector issuers, supranational institutions and agencies, and banks as well as in green covered bonds and ABS. All of KfW’s green bond investments are aligned with the ICMA “Green Bond Principles”. In 2020, KfW provided EUR 400 million (2019: EUR 325 million) as part of its promotional activities for financing climate and environmental protection measures by investing in green bonds. KfW’s green bond portfolio was launched in 2015 under a mandate of the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety and the portfolio’s targeted volume is EUR 2.0 billion. As of December 31, 2020, the volume of the portfolio had reached EUR 1.9 billion. The former target volume of the green bond portfolio of EUR 2.0 billion was reached in February 2021. Going forward, KfW will continue to invest in green bonds and plans to maintain the portfolio volume in a range of EUR 2.0 to EUR 2.5 billion. The mandate of the German Federal Ministry for the Environment was extended accordingly.

Privatization Initiatives

KfW has been mandated by the Federal Government to take measures with respect to the privatization of Deutsche Telekom and Deutsche Post. Pursuant to a special mandate by the Federal Government and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), KfW has acquired and sold shares of both Deutsche Telekom and Deutsche Post in various transactions since 1997. In furtherance of the privatization initiatives of the Federal Government, KfW sold those shares through German and international public offerings, private placements, block trades, exchangeable bonds and other transactions. Pursuant to an arms-length agreement with the Federal Government, KfW is protected against the market risk of these transactions. The agreement provides that KfW will receive a percentage of any market value increase in the shares acquired and sold, plus a fee for its services.

At year-end 2020, KfW’s total ownership interest in Deutsche Telekom remained unchanged compared to year- end 2019 with approximately 829.2 million ordinary shares. This represented a stake of approximately 17.4% in Deutsche Telekom (December 31, 2019: 17.4%). To KfW’s knowledge, the stake of the Federal Republic amounted to approximately 14.5% as of December 31, 2020.

At year-end 2020, KfW’s total ownership interest in Deutsche Post remained unchanged compared to year-end 2019 with approximately 253.9 million ordinary shares. This represented a stake of approximately 20.5% in Deutsche Post (December 31, 2019: 20.5%). To KfW’s knowledge, the Federal Republic does not hold any shares directly in Deutsche Post.

Given the agreement with the Federal Government described above, KfW’s holdings in shares of Deutsche Post and Deutsche Telekom are presented on KfW’s consolidated statement of financial position as Financial Assets at Fair Value, which are classified as “Loans and advances to customers – FVM”.

The Federal Government may sell further stakes in Deutsche Telekom to KfW in the future. KfW expects its holdings in Deutsche Telekom and Deutsche Post shares to be reduced in the medium term.

Loan Facility to Greece Mandated by the Federal Government

KfW supports the Federal Republic in conducting EU-wide financial support measures for Greece. In 2010, the Federal Government mandated KfW in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to participate in a loan facility to Greece on behalf of the Federal Republic. All risks resulting from this loan facility are covered by a guarantee of the Federal Republic. As of December 31, 2020, the total amount outstanding of this loan to Greece amounted to EUR 15.0 billion (December 31, 2019: EUR 15.2 billion).

Strategic Shareholdings

KfW’s most important strategic shareholdings are DEG (100%) and KfW Capital (100%), which are both directly held by KfW, and KfW IPEX-Bank GmbH (100%), which is held indirectly via KfW Beteiligungsholding GmbH. The stakes in Finanzierungs- und Beratungsgesellschaft mbH (100%), tbg Technologie-Beteiligungs-Gesellschaft mbH (100%), Deutsche Energieagentur GmbH (26%) and Berliner Energieagentur GmbH (25%) are held directly by KfW. KfW’s shareholding in Airbus SE (9.31%) is held indirectly via various entities. KfW’s shareholding in Eurogrid GmbH (20%) is held indirectly via a subsidiary of KfW. In addition, KfW directly holds stakes in True Sale International GmbH (7.7%) and the European Investment Fund (2.3%).

KfW’s investments in Airbus SE, Eurogrid GmbH and CureVac N.V., as well as its investments in Deutsche Telekom and Deutsche Post (see “Business—Financial Markets—Privatization Initiatives”), were made pursuant to a special mandate of the Federal Government in accordance with article 2 paragraph 4 of the KfW Law, which authorizes the Federal Government to direct KfW to take measures in connection with matters in which the Federal Republic has an interest (Zuweisungsgeschäft). These investments were made at the Federal Republic’s economic risk and the opportunities and risks of these investments lie with the Federal Republic.

Airbus SE

In 2007, KfW, together with 14 other investors, agreed to jointly acquire from DaimlerChrysler group (now Daimler group) a stake of, at that time, 7.5% in European Aeronautic Defence and Space Company N.V. (“EADS”), the economic interest of which was held through the special purpose vehicle Dedalus GmbH & Co. KGaA (“Dedalus”). In connection with a further reduction by the Daimler group of its stake in EADS in December 2012, the Federal Government, which regards the ownership structure of EADS as a matter of strategic national interest, agreed on a revised government shareholding agreement with EADS, France and Spain, which allows the Federal Government to directly or indirectly own an equity stake of up to 12% in EADS. In this context, the Federal Government mandated KfW to directly or indirectly acquire and hold an equity stake of up to 12% in EADS on behalf of the Federal Republic.

At the beginning of April 2013, France, Germany and Spain entered into a supplemental shareholders’ agreement, which provided for the dissolution of the Dedalus consortium and for KfW and the remaining investors to hold their respective equity stakes in EADS directly and indirectly through Gesellschaft zur Beteiligungsverwaltung GZBV mbH & Co. KG (“GZBV”). At the end of 2013, GZBV increased its equity stake in EADS by buying approximately 1.87 million shares. In 2015, EADS transformed its legal form into a European company (Societas Europaea) and changed its legal name to Airbus Group SE. In April 2017, following approval by the annual general meeting, the legal name was changed into Airbus SE. As of December 31, 2020, KfW held, through GZBV, an equity stake of approximately 9.22% in Airbus SE. Together with the other investors’ interests in GZBV, GZBV held a total equity stake of 10.93% in Airbus SE.

Eurogrid International CVBA/SCRL and Eurogrid GmbH

In July 2018, KfW was mandated by the Federal Government, pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to acquire a 20% shareholding in Eurogrid International CVBA/SCRL (“Eurogrid International”). The transaction closed in August 2018. Under the mandate, all economic risks resulting from KfW’s investment are covered by a guarantee of the Federal Republic. At the time of the acquisition, Eurogrid International indirectly held all shares in the German transmission systems operator 50Hertz Transmission GmbH via its wholly-owned subsidiary Eurogrid GmbH.

In June 2019, KfW swapped its 20% equity stake in Eurogrid International for a 20% equity stake in Eurogrid GmbH in accordance with its mandate by the Federal Government. This share swap was executed to simplify the holding structure. KfW’s stake in Eurogrid GmbH is now held via Selent Netzbetreiber GmbH, a wholly-owned subsidiary of KfW. Eurogrid GmbH, incorporated in Berlin, Germany, is the 100% holding company of the German transmission system operator 50Hertz Transmission GmbH.

CureVac N.V.

In June 2020, KfW was mandated by the Federal Government pursuant to and in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft) to make an investment of approximately EUR 300 million through the acquisition of a stake in biopharmaceutical company CureVac AG (“CureVac”). CureVac is a German stock corporation with its registered seat in Tübingen, Germany, which focuses on the research and development of medicines based on messenger ribonucleic acids (mRNA). The investment occurred at the end of July 2020. In August 2020, CureVac B.V., a private company with limited liability under Dutch law, offered and sold in an underwritten initial public offering (the “CureVac IPO”) new common shares, which were listed on the Nasdaq Global Market. In connection with the consummation of the CureVac IPO, all shares of CureVac AG were contributed into CureVac B.V. in exchange for shares of CureVac B.V., and CureVac B.V. was converted to a Dutch public company and accordingly renamed CureVac N.V. As a consequence, KfW’s investment is in shares of CureVac N.V. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

CAPITALIZATION

CAPITALIZATION OF KFW GROUP AS OF DECEMBER 31, 2020

(EUR in millions)
Borrowings
Short-term funds	43,988
Bonds and other fixed-income securities	383,975
Other borrowings (1)	68,394

Total borrowings	496,357

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	19,411
Fund for general banking risks	600
Revaluation reserve	-1,151

Total equity	31,797

Total capitalization	528,154

(1)	Includes long-term and short-term borrowings from the ERP Special Fund of EUR 216 million.

(2)

KfW’s equity capital, 80% of which is held by the Federal Republic and the remaining 20% by the Länder, amounted to EUR 3,750 million in 2020, of which EUR 3,300 million has been paid in pro rata by the Federal Republic and the Länder.

MANAGEMENT AND EMPLOYEES

The bodies of KfW are the Executive Board (Vorstand) and the Board of Supervisory Directors (Verwaltungsrat).

Executive Board

The Executive Board is responsible for the day-to-day conduct of KfW’s business and the administration of its assets. Typically, members of the Executive Board are initially appointed for a maximum of three years by the Board of Supervisory Directors. After the first term each member may be repeatedly reappointed for, or his or her term of office may be repeatedly extended by, up to five years by the Board of Supervisory Directors. Each member of the Executive Board is responsible for certain aspects of KfW’s activities but shares the responsibility for actions taken by the Executive Board.

The following biographical information on the current members of the Executive Board includes their ages as of May 17, 2021, the year in which they were appointed, their terms of office, their current positions and their areas of responsibility.

For information on the remuneration of the Executive Board, see note 66 to the financial statements included in Exhibit (e) to this annual report.

Dr Günther Bräunig

Age: 65

Dr Günther Bräunig became a member of KfW’s Executive Board in October 2006. Dr Bräunig was appointed as Chief Executive Officer with effect as of January 1, 2018. Dr Bräunig’s tenure will end in June 2021. He is in charge of the General Secretariat, Internal Auditing, and Group Development and Economics as well as Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank) and Legal Affairs. He also acts as KfW Group’s Chief Sustainability Officer.

Dr Bräunig joined KfW Group in September 1989 to head the International Capital Markets department. He subsequently held management positions in the Credit Affairs department and the Management Affairs department. In 1996, he became Senior Vice President and Head of Management Affairs. In May 2000, he was appointed Executive Vice President of KfW. In September 2017, he was named Deputy CEO of KfW. Between August 2007 and October 2008, he served as Chief Executive Officer of IKB Deutsche Industriebank AG, Düsseldorf, Germany, while this bank was bailed out and subsequently sold by KfW, which at that time was IKB’s major shareholder. During the period of the latter appointment, Dr Bräunig temporarily ceased to perform his functions as a member of the Executive Board of KfW.

Dr Bräunig studied law at the Universities of Mainz, Germany, and Dijon, France, and obtained a doctorate in law at the University of Mainz, Germany. His professional career began in 1984 with COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, in the Investment Banking department. Between 1986 and 1989, he worked for Airbus Industrie S.A.S. as Sales Finance Director in Toulouse, France and Washington, D.C., USA.

Dr Bräunig serves as chairman of the supervisory board of pbb Deutsche Pfandbriefbank AG, Munich, Germany. In addition, he is a member of the supervisory boards of Deutsche Post AG, Bonn, Germany and of Deutsche Telekom AG, Bonn, Germany.

Dr Ingrid Hengster

Age: 60

Dr Ingrid Hengster became a member of KfW’s Executive Board in April 2014. She is responsible for Domestic Promotional Business, Sales Digital Development, New Business Credit Service as well as Export and Project Finance (KfW IPEX-Bank), DEG and KfW Capital. Dr Hengster’s tenure will end in March 2023.

Dr Hengster holds a Ph.D. in law from the University of Salzburg, Austria. Dr Hengster started her career as project manager at Oesterreichische Kontrollbank AG, Austria, in 1984. In 1986, she joined

COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, where she became Vice President in the privatization and project finance group. From 1995 to 1998, Dr Hengster served as Head of Acquisition Financing and Structured Financing in the German practice of UBS Deutschland AG. Subsequently, she worked as Managing Director of the investment banking arm of Credit Suisse First Boston. In 2005, she joined ABN AMRO Bank (Deutschland) AG as CEO and Country Executive & Head of Global Clients Germany and Austria. From 2008 to 2014, Dr Hengster was Country Executive Germany, Austria & Switzerland of The Royal Bank of Scotland and CEO of the management board of The Royal Bank of Scotland (Deutschland) AG.

Dr Hengster serves as chairwoman of the supervisory boards of KfW Capital, Frankfurt am Main, Germany and of KfW IPEX-Bank, Frankfurt am Main, Germany. In addition, Dr Hengster is a member of the supervisory boards of DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany, ThyssenKrupp AG, Essen, Germany, and Deutsche Bahn AG, Berlin, Germany.

Melanie Kehr

Age: 46

Melanie Kehr became a member of KfW’s Executive Board in March 2019. She is in charge of Information Technology, Central Services and Transaction Management. Ms. Kehr joined KfW as General Manager in September 2018. The tenure of Ms. Kehr on KfW’s Executive Board will end in August 2022.

Ms. Kehr studied Business Administration at the University of Bielefeld, Germany, and also holds a Master’s degree in Economics from Purdue University, Indiana, USA. In 1999, she started her professional career at the consulting firm Andersen Consulting Unternehmensberatung GmbH (renamed Accenture in 2001) where she became Managing Director for Industry Financial Services in 2012. In 2014, she was appointed Group Chief Information Officer of Bayerische Landesbank, Munich, Germany, and served in this position until July 2018.

Ms. Kehr is a member of the supervisory board of Deka Bank Deutsche Girozentrale, Frankfurt am Main, Germany.

Bernd Loewen

Age: 55

Bernd Loewen joined KfW Group as a member of KfW’s Executive Board in July 2009. He is in charge of Finance, Financial Markets. Human Resources, Portfolio Credit Service as well as Organization and Consulting. Mr. Loewen acts as Chief Financial Officer of KfW after initially running both the risk and finance departments at KfW up to the separation of the CRO and CFO functions as of January 1, 2016. Bernd Loewen’s tenure will end in June 2024.

After graduating with a Business Administration degree from the University of Muenster, Germany, he started his professional career at an auditing firm where he also successfully completed the tax consultant exam. Subsequently, Mr. Loewen joined the Corporate Development department at COMMERZBANK Aktiengesellschaft, Frankfurt am Main, Germany, before moving on to Equity Derivatives Trading. From 2002 onwards, Bernd Loewen worked as Co- Managing Director at Commerz Capital Markets Corporation, a subsidiary of COMMERZBANK Aktiengesellschaft, in New York, USA. In 2005, he was appointed Member of the Management Board of mBank (formerly BRE Bank SA), a Polish subsidiary of COMMERZBANK Aktiengesellschaft, which involved relocating from New York to Warsaw, Poland.

Mr. Loewen is a member of the supervisory boards of The Currency Exchange Fund (TCX), Amsterdam, Netherlands and of DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH, Cologne, Germany.

Dr Stefan Peiß

Age: 52

Dr Stefan Peiß became a member of KfW’s Executive Board in January 2016. He is in charge of Credit Risk Management, Risk Controlling and Compliance, and he acts as Chief Risk Officer of KfW. The tenure of Dr Peiß will end in December 2024.

Dr Peiß studied business administration at the Ludwig-Maximilians-Universität in Munich, Germany, where he also obtained a doctorate in political science (Dr. oec. publ.) from the university’s Institute for Risk Management and Insurance. In 1995, he started his career in the Real Estate Department of Bayerische Landesbank, Germany. He then transferred to the Risk Management Department, where he held management positions as Head of Team (client portfolio and strategic controlling) and Head of Department (portfolio controlling and controlling systematics, risk controlling trading activities). In 2007, Dr Peiß became Head of the Risk Operations Division, and in 2008, he was promoted to Head of Group Risk Control Division. Dr Peiß joined KfW in 2009 as Senior Vice President and Head of Risk Management and Controlling.

Dr Peiß is a member of the supervisory board of KfW IPEX-Bank, Frankfurt am Main, Germany and of KfW Capital, Frankfurt am Main, Germany.

Board of Supervisory Directors

The Board of Supervisory Directors generally has 37 members and consists of the Federal Minister of Finance; the Federal Minister for Economic Affairs and Energy; the Federal Minister for Foreign Affairs; the Federal Minister of Food and Agriculture; the Federal Minister of Transport and Digital Infrastructure; the Federal Minister for Economic Cooperation and Development; the Federal Minister for the Environment, Nature Conservation and Nuclear Safety; seven members appointed by the Bundesrat; seven members appointed by the Bundestag; five representatives of commercial banks; two industry representatives; one representative each of the local municipalities, agricultural, skilled crafts, trade and housing sectors; and four representatives of the trade unions. The representatives of the commercial banks, industry, the local municipalities, agricultural, skilled crafts, trade and housing sectors, and the trade unions are appointed by the Federal Government after consultation with their constituencies.

The Federal Minister of Finance and the Federal Minister for Economic Affairs and Energy serve as Chairman and Deputy Chairman of the Board of Supervisory Directors on a year-by-year rotating basis, with the latter serving as Chairman for the year 2020. The term of office of all Federal Ministers on KfW’s Board of Supervisory Directors corresponds to their term of office as Federal Minister, while the other members of the Board of Supervisory Directors are personally appointed for a term of three years.

The Board of Supervisory Directors supervises the overall conduct of KfW’s business and the administration of its assets. It may give the Executive Board general directives. In particular, the Board of Supervisory Directors (via its Risk and Credit Committee) generally must approve, inter alia, loans to members of management bodies (Organkredite), short-term financing, loan commitments to a single borrower exceeding EUR 50 million for non-investment grade or unrated borrowers, certain unsecured loans and loan commitments exceeding EUR 100 million to investment grade borrowers. The Board of Supervisory Directors may reserve the right to approve other transactions or types of transactions. However, it is not authorized to represent KfW or to commit funds on KfW’s behalf.

KfW’s Board of Supervisory Directors’ committee structure comprises a Presidial and Nomination Committee (Präsidial- und Nominierungsausschuss), a Remuneration Committee (Vergütungskontrollausschuss), a Risk and Credit Committee (Risiko- und Kreditausschuss) and an Audit Committee (Prüfungsausschuss). The Presidial and Nomination Committee is responsible for dealing with legal and administrative matters as well as fundamental business and corporate policy issues. It may make decisions on the Board of Supervisory Directors’ behalf in urgent matters (Eilentscheidung). Additionally, it regularly assesses the Executive Board and the Board of Supervisory Directors, provides recommendations for suitable candidates to the Executive Board and may assist the responsible federal agencies in appointing members to the Board of Supervisory Directors. The Remuneration Committee is responsible for dealing with the systems of remuneration for the Executive Board and KfW employees and their consequences for KfW’s risk, capital and liquidity management and advises the Presidial and Nomination Committee with respect to the remuneration paid to the members of the Executive Board. The Risk and Credit Committee advises the Board of Supervisory

Directors regarding, in particular, the current and future overall risk tolerance and strategy of KfW. It is responsible for approving loans and equity investments at the operational level that exceed certain thresholds as set forth in KfW’s Bylaws, as well as for authorizing the issuance of debt securities, borrowings in foreign currencies and swap transactions. The Audit Committee monitors in particular the accounting process and the effectiveness of the risk management system, especially the internal control system and the internal audit system. It monitors the performance of the audits of the annual financial statements and the timely correction of any errors identified by the auditor. Furthermore, the Audit Committee provides recommendations to the Board of Supervisory Directors regarding the approval of the annual unconsolidated financial statements and the adoption of the annual consolidated financial statements. The Presidial and Nomination Committee and the Remuneration Committee will, as a general rule, be chaired by the Chairperson of the Board of Supervisory Directors. The Risk and Credit Committee and the Audit Committee, as a general rule, will be chaired by a representative of the banking sector.

As of May 17, 2021, the members of the Board of Supervisory Directors were:

Name	Position
Doris Ahnen	Minister of Finance of the State of Rhineland-Palatinate; appointed by the Bundesrat

Peter Altmaier	Federal Minister for Economic Affairs and Energy; Deputy Chair in 2021

Sören Bartol	Member of Parliament; appointed by the Bundestag

Dr André Berghegger Dr Holger Bingmann	Member of Parliament; appointed by the Bundestag President of the Federation of German Wholesale, Foreign Trade and Services (BGA) (retired); representative of the wholesale and foreign trade sector

Volker Bouffier	Minister President of the State of Hesse; appointed by the Bundesrat

Ingeborg Esser Robert Feiger

Managing Director of the Federal Association of German Housing and Real Estate Companies (GdW); representative of the housing sector

Chair of the German Trade Union Construction-Agriculture-Environment (IG Bau); representative of the trade unions

Albert Füracker Verena Göppert

State Minister at the Bavarian State Ministry of Finance and for Regional Identity; appointed by the Bundesrat

Permanent Deputy of the Executive Director of the Association of German Cities; representative of the local municipalities

Olav Gutting	Member of Parliament; appointed by the Bundestag

Dr Louis Hagen	CEO of Muenchener Hypothekenbank eG; representative of the mortgage banks

Reinhold Hilbers	Minister of Finance of the State of Lower Saxony; appointed by the Bundesrat

Reiner Hoffmann	Chair of the Confederation of German Trade Unions (DGB); representative of the trade unions

Gerhard Hofmann	Member of the Board of Managing Directors of the National Association of German Cooperative Banks (BVR); representative of the cooperative banks

Dr Bruno Hollnagel	Member of Parliament; appointed by the Bundestag

Johannes Kahrs	Member of Parliament (retired); appointed by the Bundestag

Alois Karl	Member of Parliament; appointed by the Bundestag

Julia Klöckner Andrea Kocsis	Federal Minister of Food and Agriculture Deputy Chair of ver.di – United Services Trade Union; representative of the trade unions

Stefan Körzell	Member of the Executive Board of the Confederation of German Trade Unions (DGB); representative of the trade unions

Dr Joachim Lang	CEO and Director General of the Federation of German Industries (BDI); representative of the industry

Heiko Maas	Federal Minister for Foreign Affairs

Dr Gerd Müller	Federal Minister for Economic Cooperation and Development

Rainer Neske	Chair of the Board of Managing Directors of Landesbank Baden-Wuerttemberg, representative of credit institutions prominent in the field of industrial credit

Dr Hans-Walter Peters	President of the Federal Association of German Banks (BdB); representative of the commercial banks

Joachim Rukwied	President of the German Farmers’ Association (DBV); representative of the agricultural sector

Andreas Scheuer	Federal Minister of Transport and Digital Infrastructure

Helmut Schleweis	President of the German Savings Banks Association (DSGV); representative of the savings banks

Olaf Scholz	Federal Minister of Finance; Chair in 2021

Svenja Schulze	Federal Minister for the Environment, Nature Conservation and Nuclear Safety

Holger Schwannecke	Secretary General of the German Confederation of Skilled Crafts and Small Business (ZDH); representative of the skilled crafts sector

Edith Sitzmann	Minister of Finance of the State of Baden-Wuerttemberg; appointed by the Bundesrat

Peter Strobel	Minister of Finance and European Affairs of the State of Saarland; appointed by the Bundesrat

Heike Taubert	Deputy Minister President, Minister of Finance of the Free State of Thuringia; appointed by the Bundesrat

Michael Theurer	Member of Parliament; appointed by the Bundestag

Dr Martin Wansleben	Chief Executive of the Association of German Chambers of Commerce and Industry (DIHK); representative of the industry

For information concerning the remuneration of the Board of Supervisory Directors, see note 66 to the financial statements included in Exhibit (e) to this annual report.

Employees

In 2020, KfW Group employed an average of 7,382 persons (excluding members of the Executive Board and trainees, but including temporary personnel and local personnel in KfW’s representative offices) (2019: 6,705 persons, excluding local personnel in KfW’s representative offices). Approximately 30.9% of KfW’s staff (excluding local personnel in KfW’s representative offices) is covered by collective bargaining agreements. KfW provides employee benefits such as pensions to its employees.

Of KfW Group’s staff, approximately 20% is engaged in KfW’s domestic business activities, 28% in Promotion of Developing Countries and Emerging Economies (KfW Entwicklungsbank and DEG), 11% in Export and Project Finance (KfW IPEX-Bank), and the remaining balance in KfW’s accounting, disbursements, collateral, funding and lending support departments and in general administrative and staff functions.

KfW Group has defined employee relations as one of its key sustainability action areas and attaches great importance to treating its employees with respect and appreciation. Because KfW recognizes that its success is based on its skilled and motivated staff, employer attractiveness, including by achieving top positions in the main employer rankings, has been defined as one of the key targets within KfW Group’s strategic objectives. KfW believes that a fair remuneration system, group-wide diversity and equal opportunities for the professional development of all employees, irrespective of gender, origin, ethnicity, religion, disability, age, sexual identity or social background, provide a solid basis for achieving this target. KfW emphasizes the importance of achieving target quotas for women in leadership positions and a good work- life balance. As a future-oriented organization, KfW offers a variety of part-time work and mobile work options as well as professional development and training opportunities and supports responsible health management.

For more information concerning KfW Group’s employees, see note 65 to the financial statements included in Exhibit (e) to this annual report.

THE FEDERAL REPUBLIC OF GERMANY

The following information regarding the Federal Republic is derived from the public official documents cited below. Certain information is preliminary.

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of approximately 358,000 square kilometers (about 138,000 square miles). Due to lower net immigration, higher mortality (partially due to the COVID-19 pandemic) and an expected slightly smaller number of births compared to 2019, the population is projected not to have grown in 2020 for the first time since 2011, amounting to 83.2 million people at the end of 2020. The projected stagnation is due to Germany’s birth deficit (i.e., the negative difference between births and deaths), which is offset by the expected immigration surplus. Based on provisional results, the Federal Statistical Office estimates that net immigration amounted to between 180,000 and 240,000 persons in 2020. The migration surplus declined for the fifth consecutive year after the extremely strong inflow of foreigners in 2015. In 2020, travel restrictions imposed to mitigate the effects of the COVID-19 pandemic, in particular, are likely to have led to a decrease in migration. In 2019, approximately 16.9% of the total population was concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas were (in descending order) Berlin, Hamburg, Munich, Cologne and Frankfurt am Main.

Sources: Statistisches Bundesamt, Bundesländer mit Hauptstädten nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2019 (September 2020) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/02-bundeslaender.html); Statistisches Bundesamt, No population growth expected for 2020, press release of January 12, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_016_12411.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2021/01/PD21_016_12411.html); Statistisches Bundesamt, Städte (alle Gemeinden mit Stadtrecht) nach Fläche, Bevölkerung und Bevölkerungsdichte am 31.12.2019 (September 2020) (https://www.destatis.de/DE/Themen/Laender-Regionen/Regionales/Gemeindeverzeichnis/Administrativ/05-staedte.html).

The following table shows selected key demographic figures for the Federal Republic for the years stated.

POPULATION

	2019	2018	2017 (1)	2016 (1)	2015
	(number of persons)
Total population	83,166,711	83,019,213	82,792,351	82,521,653	82,175,684

Age distribution	(percent of total population)
Under 20	18.4	18.4	18.4	18.4	18.3
20-40	24.6	24.6	24.6	24.5	24.5
40-60	28.4	28.8	29.1	29.4	29.8
60-80	21.7	21.7	21.7	21.6	21.6
80 and more	6.8	6.5	6.2	6.0	5.8

Growth rate	(percent change on the previous year)
Total population	0.2	0.3	0.3	0.4	1.2
Under 20	0.2	0.3	0.2	1.0	2.2
20-40	0.1	0.5	0.7	0.6	2.6
40-60	-1.1	-0.8	-0.8	-0.9	-0.4
60-80	0.4	0.3	0.5	0.4	0.4
80 and more	5.4	4.6	4.2	4.5	4.1

(1)

Due to methodological changes and further technical developments, the results for the 2017 and 2016 reporting years are only comparable with the previous years’ figures to a certain extent. The accuracy of the results for 2016 in particular is limited due to inconsistencies, among other things, in connection with the increased immigration and the resulting problems in the registration of persons seeking protection under reporting law.

Sources: Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen, Deutschland (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html); Statistisches Bundesamt, Bevölkerung, Bevölkerungsstand, Bevölkerung nach Altersgruppen,Veränderungsraten zum Vorjahr in % (https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsstand/Tabellen/liste-altersgruppen.html).

Without the migration surplus, the total population would have fallen every year since 1972 because more people died than were born in each year. These developments are expected to continue, together with the increased aging of the population. According to the 14th coordinated population projection of the Federal Statistical Office covering the period until 2060, even a rising birth rate and sustained high net immigration can only slow down aging, but not prevent it. The number of people of working age between 20 and 66 is expected to decline by 4 to 6 million by 2035, which may result in a downward pressure on Germany’s growth potential in the long term. For the total population, however, a wider range of possible future developments is projected. While it is expected to increase until at least 2024, assuming a moderate development in birth rates and life expectancy, the total population is expected to decline from 2040 onwards at the latest, even if net immigration remains permanently high. However, assuming that, in addition to permanently high net immigration, birth rates were to continue to rise, the total population would stabilize after the increase projected until at least 2024. In 2060, Germany is therefore projected to have a total population ranging from 74 to 84 million people, depending on the development of the aforementioned demographic factors.

Sources: Statistisches Bundesamt, No population growth expected for 2020, press release of January 12, 2021 (https://www.destatis.de/EN/Press/2021/01/PE21_016_12411.html; German version: https://www.destatis.de/DE/Presse/Pressemitteilungen/2021/01/PD21_016_12411.html); Statistisches Bundesamt, Working-age population expected to decrease by 4 to 6 million by 2035, press release of June 27, 2019 (https://www.destatis.de/EN/Press/2019/06/PE19_242_12411.html);

Statistisches Bundesamt, Bevökerungsvorausberechnung, 14. koordinierte Bevölkerungsvorausberechnung – Basis 2018

(https://www.destatis.de/DE/Themen/Gesellschaft-Umwelt/Bevoelkerung/Bevoelkerungsvorausberechnung/aktualisierung-bevoelkerungsvorausberechnung.html).

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, the latter consisting of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 24, 2017. The next general election is currently scheduled for September 26, 2021.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates, awarded to the candidate with the most votes in a given electoral district, in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Alternative for Germany (AfD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke) and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 19 electoral periods. After prolonged negotiations, the most recent general election, held in September 2017, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Social Democratic Party (SPD). On March 14, 2018, the Bundestag re-elected Dr. Angela Merkel (CDU) Chancellor for the fourth time. Dr. Merkel has been serving as Chancellor since 2005.

Sources: The Federal Returning Officer, Official final result of the 2017 Bundestag Election, press release of October 12, 2017 (https://www.bundeswahlleiter.de/en/info/presse/mitteilungen/bundestagswahl-2017/34_17_endgueltiges_ergebnis.html); Koalitionsvertrag zwischen CDU, CSU und SPD Ein neuer Aufbruch für Europa. Eine neue Dynamik für Deutschland. Ein neuer Zusammenhalt für unser Land, March 12, 2018 (https://www.bundeskanzlerin.de/Content/DE/_Anlagen/2018/03/2018-03-14-koalitionsvertrag.pdf?__blob=publicationFile&v=1); The Federal Chancellor, Angela Merkel re-elected Chancellor, news of March 14, 2018 (https://www.bundeskanzlerin.de/Content/EN/Artikel/2018/03_en/2018-03-14-wahl-im-bundestag_en.html); The Federal Returning Officer, Bundestag Election 20201, Election to the 20th German Bundestag on 26 September 2021 (https://www.bundeswahlleiter.de/en/bundestagswahlen/2021.html).

The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2017 Elections		2013 Elections		2009 Elections		2005 Elections		2002 Elections
	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats
CDU/CSU	33.0	246	41.5	311	33.8	239	35.2	226	38.5	248
SPD	20.5	153	25.7	193	23.0	146	34.2	222	38.5	251
AfD	12.6	94	4.7	—	—	—	—	—	—	—
FDP	10.7	80	4.8	—	14.6	93	9.8	61	7.4	47
Die Linke. (1)	9.2	69	8.6	64	11.9	76	8.7	54	4.0	2
Bündnis 90/Die Grünen	8.9	67	8.4	63	10.7	68	8.1	51	8.6	55
Others	5.0	—	6.2	—	6.0	—	3.9	—	3.0	—

Total		709		631		622		614		603

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Der Bundeswahlleiter, Bundestagswahl 2017 (https://www.bundeswahlleiter.de/bundestagswahlen/2017/ergebnisse/bund-99.html), Statistisches Bundesamt, Statistisches Jahrbuch 2016, Tables 10.1.1 and 10.1.2; Statistisches Bundesamt, Statistisches Jahrbuch 2011, Tables 4.3.1, 4.3.2 and 4.6).

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association, the Council of Europe, the Organization for Economic Cooperation and Development and the North Atlantic Treaty Organization. Furthermore, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, the Asian Infrastructure Investment Bank and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community in 1951, which later developed into the EU. Since its foundation, the EU has grown considerably. Following the withdrawal of the United Kingdom (“UK”) from the EU on January 31, 2020, 27 countries currently form part of the EU. These include Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, the Slovak Republic, Slovenia, Spain and Sweden (together, the “EU Member States”). See “—Political Integration” below for more information on the UK’s decision to withdraw from the EU and the withdrawal process. According to provisional data, the aggregate population of the 27 EU Member States was approximately 447 million as of January 1, 2020. The composition of the EU is still evolving. Formal accession negotiations are currently being conducted with Montenegro and Serbia. Furthermore, while Turkey remains a candidate country and a key partner of the EU in many areas, its accession negotiations have effectively come to a standstill. In March 2020, it was decided to begin accession negotiations with Albania and North Macedonia, but negotiations have not yet commenced. Bosnia and Herzegovina and Kosovo are potential candidates, but both countries still have to address EU-related reforms before a decision on accession negotiations can be taken.

Sources: European Union, The history of the European Union (http://europa.eu/about-eu/eu-history/index_en.htm); European Union, The history of the European Union: 1945-1959 (https://europa.eu/european-union/about-eu/history/1945-1959_en); European Union, About the EU (https://europa.eu/european-union/about-eu/countries_en#the-27-member-countries-of-the-eu); Statistical Office of the European Communities, Total population (https://ec.europa.eu/eurostat/databrowser/view/tps00001/default/table?lang=en); European Commission, Enlargement, Countries, Check current status (https://ec.europa.eu/neighbourhood-enlargement/countries/check-current-status_en); European Commission, Commission welcomes the green light to opening of accession talks with Albania and North Macedonia, press release of March 25, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_519).

Political Integration

The EU is based on treaties that are binding agreements between the EU Member States and have been approved voluntarily and democratically by all EU Member States. The treaties set out the EU’s objectives, the rules governing the EU institutions, the way decisions are taken and the relationship between the EU and the EU Member States. Treaties are amended to make the EU more efficient and transparent, to prepare for the accession of new member countries and to introduce new areas of cooperation. Under the treaties, EU institutions can adopt legislation, which the EU Member States then implement.

The EU’s three main institutions are the Council of the EU (representing the governments of the EU Member States) (the “Council”), the Parliament (elected by and representing the citizens of the EU Member States) and the European Commission (the executive body of the EU). In addition, the European Council, which consists of the heads of state or government of the EU Member States, the European Council President and the President of the European Commission, defines the EU’s overall political direction and priorities. It is not one of the EU’s legislating institutions, but rather sets the EU’s policy agenda, traditionally by adopting conclusions during European Council meetings which identify issues of concern and actions to take.

Article 50 of the Treaty on European Union provides for a mechanism for the voluntary and unilateral withdrawal of a Member State from the EU. Pursuant to Article 50, the withdrawal process is initiated by a notification from the Member State wishing to withdraw to the European Council. The EU treaties cease to apply to a Member State from the later of the date of entry into force of an agreement setting out arrangements for the Member State’s withdrawal, or within two years of the notification of the withdrawal. The European Council may, in agreement with the Member State concerned, unanimously decide to extend the period beyond two years.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); Europa.eu, Treaties currently in force (https://eur-lex.europa.eu/collection/eu-law/treaties/treaties-force.html); European Council, Council of the European Union, The European Council (https://www.consilium.europa.eu/en/european-council/); Europa.eu, Consolidated versions of the Treaty on European Union, Article 50 (https://eur-lex.europa.eu/eli/treaty/teu_2016/art_50/oj).

On June 23, 2016, the citizens of the UK voted to leave the EU, and on March 29, 2017, the UK notified the European Council accordingly. After conclusion of the negotiations and ratification of the withdrawal agreement, the UK left the EU on January 31, 2020. A transition period was agreed between the EU and the UK, during which the UK still applied EU law and negotiations of the terms of the future cooperation between the UK and the EU were conducted, in each case until December 31, 2020. On December 24, 2020, the UK and the EU reached an agreement on future cooperation. On January 1, 2021, to minimize disruption, the Trade and Cooperation Agreement (the “Agreement”) was provisionally enacted while it was pending approval by the European Parliament. Following the European Parliament’s consent to the Agreement on April 27, 2021, and the Council’s conclusion, the Agreement entered into force permanently on May 1, 2021.

Sources: European Council, Policies, Brexit (https://www.consilium.europa.eu/en/policies/eu-uk-after-referendum/); European Council, Policies, EU-UK negotiations on the future relationship (https://www.consilium.europa.eu/en/policies/eu-uk-negotiations-on-the-future-relationship/), European Parliament, Parliament formally approves EU-UK trade and cooperation agreement, press release of April 28, 2021 (https://www.europarl.europa.eu/news/en/press-room/20210423IPR02772/parliament-formally-approves-eu-uk-trade-and-cooperation-agreement).

Economic Integration

From its inception, the EU has had the fundamental objective, in line with its predecessors, of economic integration of its member states. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the EU Member States was established as of January 1, 1993. The integration of the EU Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for EU Member States’ companies, thereby promoting economic efficiency, and by a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunication and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the EU based on a single license obtained in one Member State. The EU promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU. Another important policy area for the EU has been agriculture and fisheries.

EU Budget. The EU’s expenditures are governed by a long-term budget, also referred to as multiannual financial framework (“MFF”). The MFF is meant to ensure that the EU’s expenditures develop in an orderly manner and within the limits of its own resources. It aims to align spending with policy priorities, to increase predictability of EU finances for co-financers and beneficiaries, to ensure EU budgetary discipline and to facilitate the adoption of the annual EU budget. It sets overall spending limits by determining annual maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories and for payment appropriations.

The regulation laying down the MFF of the EU for the years 2021 to 2027 was formally adopted in December 2020. The regulation provides for a long-term EU budget of EUR 1,074.3 billion (at 2018 prices) in commitment appropriations. Together with the new temporary Next Generation EU recovery instrument (the “EU Recovery Instrument”) of up to EUR 750 billion (at 2018 prices), which is specifically aimed at addressing the socioeconomic consequences of the COVID-19 pandemic, this will allow the EU to provide an unprecedented amount of approximately EUR 1.8 trillion to support recovery from the COVID-19 pandemic in Europe and further the EU’s long-term priorities across different policy areas with new and reinforced priorities, including green and digital transitions. For more information on the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic.” The 2021 EU budget, which was adopted by the Council and the European Parliament in December 2020, amounts to EUR 164 billion in commitment appropriations and EUR 166 billion in payment appropriations.

Sources: European Commission, Europe in 12 lessons by Pascal Fontaine (https://publications.europa.eu/en/publication-detail/-/publication/a5ba73c6-3c6a-11e8-b5fe-01aa75ed71a1); European Banking Authority, Topics, Passporting and supervision of branches (https://eba.europa.eu/regulation-and-policy/passporting-and-supervision-branches); European Council, Policies, EU budget (https://www.consilium.europa.eu/en/policies/the-eu-budget/); European Council, Policies, Long-term EU budget 2021-2027 and recovery package (https://www.consilium.europa.eu/en/policies/the-eu-budget/long-term-eu-budget-2021-2027/); European Commission, EU budget 2021: A kick-start of the European recovery, press release of December 18, 2020 (https://ec.europa.eu/commission/presscorner/detail/en/IP_20_2489).

Trade The EU is responsible for trade matters with third-party countries. In the area of trade in goods, the EU has exclusive competence. Furthermore, the EU’s responsibilities also cover trade in services, the commercial aspects of intellectual property (such as patents), public procurement and foreign direct investment, whereas in the case of portfolio investments, investment protection and investment dispute settlement, the competence is shared between the EU and the Member States. In particular, the EU is responsible for negotiating and concluding international trade agreements as well as identifying trade barriers and unfair trade practices by trading partners and adopting appropriate countermeasures. Trade agreements are negotiated by the European Commission upon authorization of the Council. Once the European Commission completes negotiations, the Council and the European Parliament examine the final negotiated agreement and decide whether or not to approve it. Trade agreements regulating areas of mixed responsibility between the EU and the EU Member States can only be concluded after ratification by all EU Member States.

Sources: European Commission, Business, Economy, Euro, Trade with non-EU countries, EU trade policy-making (http://ec.europa.eu/trade/policy/policy-making); Federal Ministry for Economic Affairs and Energy, Topics, Trade Policy, European Trade Policy (http://www.bmwi.de/Redaktion/EN/Dossier/trade-policy.html).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating member states on December 31, 1998 and the introduction of the euro as the single European currency in the euro area on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the twelve member states forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, Slovakia, Estonia, Latvia and Lithuania subsequently joined the euro area.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “—Monetary and Financial System” for more information on the ECB and ESCB as well as on the European financial system. The Eurosystem, consisting of the ECB and the national central banks of those EU Member States whose currency is the euro (“Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: European Union, EU treaties, Treaty on European Union – Maastricht Treaty (https://europa.eu/european-union/law/treaties_en); European Central Bank, Economic and Monetary Union (EMU) (http://www.ecb.int/ecb/history/emu/html/index.en.html); European Central Bank, Use of the euro (https://www.ecb.europa.eu/euro/intro/html/index.en.html); European Central Bank, Monthly Bulletin, 10th Anniversary of the ECB (https://www.ecb.europa.eu/pub/pdf/other/10thanniversaryoftheecbmb200806en.pdf).

EU Economic Governance

The EU economic governance framework aims to detect, prevent and correct problematic economic trends such as excessive government deficits or public debt levels, which can stunt growth and put economies at risk. The framework consists of the following main components.

Stability and Growth Pact. To strengthen the monitoring and coordination of national fiscal and economic policies, the EU Member States established the Stability and Growth Pact (“SGP”) in 1997. Every April, EU Member States are required to lay out their fiscal plans for the year based on economic governance rules set forth in the SGP. Euro Area Member States do this in documents known as “Stability Programs”, while EU Member States whose currency is not the euro submit “Convergence Programs”, which include additional information about monetary policies. In addition, to ensure the coordination of fiscal policies among Euro Area Member States, governments are required by European economic governance rules to submit their draft budgetary plans for the following year to the European Commission by October 15 of each year.

The preventive arm of the SGP binds EU Member States to their commitments towards sound fiscal policies and coordination by setting country-specific, medium-term budgetary targets. These budget deficit (or surplus) targets are defined in structural terms by taking into consideration business cycle swings and filtering out the effect of one-off and temporary measures. The corrective arm of the SGP consists of the excessive deficit procedure (“EDP”). The EDP ensures the correction of excessive budget deficits (defined as a deficit in excess of 3% of gross domestic product (“GDP”)) or excessive public debt levels (defined as a debt ratio greater than 60% of GDP without an adequate diminishing trend). Countries that fail to respect the SGP’s preventive or corrective rules may ultimately face sanctions. For Euro Area Member States, these could take the form of warnings and financial sanctions including fines. In addition, all EU Member States could face a suspension of commitments or payments from the EU’s structural and investment funds if they fail to abide by the corrective rules. The SGP contains rules for exceptional situations. In particular, in case of an unusual event outside the control of the Member State concerned which has a major impact on the financial position of the general government or in periods of severe economic downturn for the euro area or the EU as a whole, upon proposal of the European Commission and endorsement of the Council, EU Member States are allowed to depart from the budgetary requirements that would normally apply.

Upon proposal of the Commission this “general escape clause” under the SGP was activated in March 2020 as part of the EU’s response to the COVID-19 Pandemic. The use of the clause has allowed EU Member States to deal adequately with the crisis and provided them with the needed flexibility to take the measures necessary to support their health and civil protection systems and to protect the European economies. Preliminary analyses by the European Commission suggest that a continued application of the general escape clause would still be warranted in 2022. See also “Public Finance — Germany’s General Government Deficit/Surplus and General Government Gross Debt.” For more information on the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Annual draft budgetary plans (DBPs) of euro area countries (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/annual-draft-budgetary-plans-dbps-euro-area-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Stability and Growth Pact, Stability and convergence programmes (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/stability-and-growth-pact/stability-and-convergence-programmes_en); European Commission, Vade Mecum on the Stability & Growth Pact 2019 edition, page 25 (https://ec.europa.eu/info/sites/info/files/economy-finance/ip101_en.pdf); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); European Commission, Commission presents updated approach to fiscal policy response to coronavirus pandemic, press release of March 3, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_884).

Macroeconomic Imbalance Procedure. Established in 2011, the macroeconomic imbalance procedure (“MIP”) is a surveillance mechanism for the EU and the EU Member States that aims to identify potential economic risks early on, prevent the emergence of harmful macroeconomic imbalances and correct any existing excessive imbalances. The preventive arm of the procedure relies on an early warning system that uses a scoreboard of indicators and in-depth country reviews. This preventive arm allows the European Commission and the Council to make preventive recommendations to the respective Member State at an early stage. In cases of a Member State with excessive macroeconomic imbalances, the corrective arm may open an excessive imbalance procedure, under which the Member State concerned will have to submit a corrective action plan and regular progress reports. The enforcement regime within the corrective arm comprises the option to decide upon financial sanctions, including fines of up to 0.1% of GDP, if a Euro Area Member State repeatedly does not comply with its obligations.

The 2021 surveillance cycle has been adjusted to coordinate it with the EU’s response to the COVID-19 pandemic, in particular with the establishment and governance of the Recovery and Resilience Facility (“RRF”) (see “— EU Response to the COVID-19 Pandemic” for more information on the RRF). The preparation of in-depth reviews in the context of the MIP has been postponed to mid-2021 and will be conducted only for the twelve EU Member States, including Germany, already identified as experiencing imbalances or excessive imbalances according to the findings of the previous in-depth reviews of February 2020. According to the 2020 in-depth review, Germany is experiencing macroeconomic imbalances. For more information, see “—The Economy—International Economic Relations—Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure.”

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU economic governance, Macroeconomic imbalance procedure, Dealing with macroeconomic imbalances (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/macroeconomic-imbalance-procedure/dealing-macroeconomic-imbalances_en); European Commission, European Semester 2021 – an exceptional cycle (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-economic-governance-monitoring-prevention-correction/european-semester/european-semester-timeline/european-semester-2021-exceptional-cycle_en#documents); European Commission, Alert Mechanism Report 2021, (https://ec.europa.eu/info/sites/info/files/economy-finance/alert_mechanism_report_2021.pdf).

Treaty on Stability, Coordination and Governance in the EMU. The Treaty on Stability, Coordination and Governance in the EMU (“TSCG”), which was signed in March 2012 and entered into force on January 1, 2013, is intended to promote budgetary discipline in the participating EU Member States through a fiscal pact. The fiscal pact’s provisions are binding for Euro Area Member States, while the other participating EU Member States will only be bound if they adopt the euro, unless they declare their intention to be bound by certain provisions of the treaty at an earlier date. The TSCG requires the participating parties to ensure convergence towards the country-specific, medium-term budgetary objectives as defined in the SGP, with a lower limit of a structural deficit of 0.5% of GDP (or of 1% of GDP, if their debt-to-GDP ratio is well below 60%). In the event of a deviation from this requirement, an automatic correction mechanism will be triggered with escape clauses for exceptional circumstances. These budget rules were to be transposed into national law through provisions of “binding force and permanent character, preferably constitutional” one year after the entry into force of the treaty, i.e., by January 1, 2014 at the latest.

Sources: European Council, Fiscal compact signed: Strengthened fiscal discipline and convergence in the euro area, press release of March 2, 2012 (http://www.consilium.europa.eu/uedocs/cms_Data/docs/pressdata/en/ec/128454.pdf); Deutsche Bundesbank, Glossary: Treaty on Stability, Coordination and Governance in the EMU (TSCG) (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=T&contentId=653696#panel-653696); European Commission, The EU’s economic governance explained, press release of November 26, 2015 (http://europa.eu/rapid/press-release_MEMO-15-6071_en.htm).

Financial Assistance in the EU

EU countries experiencing or threatened by financing difficulties can request access to several financial assistance mechanisms. The main ones are described below.

Temporary Financial Stability Mechanism. In May 2010, the EU and Euro Area Member States established a temporary stability mechanism to safeguard the financial stability amid severe tensions in euro area sovereign debt markets, consisting of the European Financial Stabilisation Mechanism (“EFSM”) and the European Financial Stability Facility (“EFSF”). Through the EFSM the European Commission is allowed to borrow up to a total of EUR 60 billion on behalf of the EU under an implicit EU budget guarantee. The EFSF was created as a temporary institution and since July 1, 2013 no longer engages in new financing programs. As of December 2020, the EFSF had outstanding loans to Ireland, Portugal and Greece of approximately EUR 172 billion backed by effective guarantees extended by the Euro Area Member States totaling EUR 724 billion. The Federal Republic has committed guarantees of approximately EUR 211 billion to the EFSF in accordance with its share in the paid-up capital of the ECB at that time, which amounts to approximately 29% of the total effective guarantees. The EFSF will be dissolved and liquidated when all financial assistance provided to Euro Area Member States and all funding instruments issued by the EFSF have been repaid in full.

Sources: European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, Loan programmes, European Financial Stabilisation Mechanism (EFSM) (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/loan-programmes/european-financial-stabilisation-mechanism-efsm_en#support); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/20210406efsfesminvestorpresentation.pdf).

European Stability Mechanism. Since October 2012, the European Stability Mechanism (“ESM”), which was established as an intergovernmental organization under public international law by the Euro Area Member States, has been assisting in preserving the financial stability of the EMU. As of July 1, 2013, it assumed the tasks fulfilled by the EFSF and the EFSM and is currently the primary support mechanism for Euro Area Member States experiencing or threatened by severe financing problems, if such assistance is deemed essential to safeguard financial stability in the euro area as a whole. The ESM issues bonds or other debt instruments on the financial markets to raise capital to provide assistance to Euro Area Member States. Unlike the EFSF, which is based upon guarantees by Euro Area Member States, the ESM has total subscribed capital of EUR 705 billion provided by Euro Area Member States, which provides it with a lending capacity of EUR 500 billion. EUR 81 billion of the ESM’s subscribed capital is in the form of paid-in capital with the balance of EUR 624 billion being callable capital. The contribution of each Euro Area Member State is based on the paid-in capital for the ECB. On this basis, the Federal Republic’s contribution amounts to approximately 27% of the aggregate contributions to the ESM. The Federal Republic contributed approximately EUR 22 billion of paid-in capital to the ESM.

Financial assistance from the ESM is activated upon a request from a Member State to the chairperson of the ESM’s board of governors and is provided subject to conditions appropriate to the instrument chosen. The initial instruments available to the ESM have been modeled upon those available to the EFSF and include the extension of loans to a Euro Area Member State in financial difficulties, interventions in the primary and secondary debt markets, action based on a precautionary program, and the extension of loans to governments, or since December 2014 directly to affected financial institutions, for the purposes of recapitalizing financial institutions. Each instrument is to be linked to a memorandum of understanding which sets forth the conditions for financial support that the Member State has negotiated with the European Commission in liaison with the ECB, as well as the monitoring and surveillance procedures established to ensure the Member State is progressing towards financial stability. In principle, decisions under the ESM are taken by mutual agreement. However, in the event that the European Commission and the ECB conclude that an urgent decision related to financial assistance is needed because the financial and economic sustainability of the euro area is threatened, the mutual agreement rule is replaced by a qualified majority of 85%. Given its voting rights of approximately 27%, the Federal Republic may veto any decision even under the emergency voting rule. As of April 2021, the ESM had loans in an aggregate amount of approximately EUR 90 billion outstanding to Spain, Cyprus and Greece.

Sources: European Stability Mechanism, History (https://www.esm.europa.eu/about-us/history); European Commission, Business, Economy, Euro, Economic and fiscal policy coordination, EU financial assistance, How is financial assistance given to EU countries? (http://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/eu-financial-assistance/how-financial-assistance-given-eu-countries_en); European Stability Mechanism, How we decide (https://www.esm.europa.eu/esm-governance#anc_shareholders); European Stability Mechanism, How we work (https://www.esm.europa.eu/about-us/how-we-work#overview); European Stability Mechanism, Financial Assistance, Lending toolkit (https://www.esm.europa.eu/assistance/lending-toolkit); European Stability Mechanism, Explainers, The ESM, ESM decision making (https://www.esm.europa.eu/explainers); European Stability Mechanism, Publications, Investor Presentation (https://www.esm.europa.eu/sites/default/files/20210406efsfesminvestorpresentation.pdf).

On 27 January and 8 February 2021, the Euro Area Member States signed an agreement amending the ESM Treaty. The reform establishes a common backstop to the Single Resolution Fund (“SRF”) in the form of a credit line from the ESM to replace the direct recapitalization instrument for financial institutions, providing a financial safety net for bank resolutions in the Banking Union, which will help to protect financial stability (see “— European System of Financial Supervision and European Banking Union” for more information on the Banking Union and the SRF). According to the decision of the Eurogroup in November 2020, the backstop will be introduced in the beginning of 2022. The maximum amount of ESM loans to the SRF is set at EUR 68 billion. Moreover, the revised ESM Treaty envisages the introduction of single-limb collective action clauses for bonds with maturities of more than a year issued by governments of Euro Area Member States from 2022 onwards, which, if required, would facilitate orderly and predictable sovereign debt restructuring by allowing certain cross-series modifications to the terms of bonds provided the issuer consents and there is an affirmative vote or written resolution of the holders of not less than 66 2⁄3% of the aggregate principal amount of the outstanding debt securities of all relevant series (taken in the aggregate). Furthermore, the reformed ESM Treaty enables the ESM to have a stronger role in future economic adjustment programs and crisis prevention. In addition, the application process for ESM precautionary credit lines will become easier, and the instruments are expected to be more effective. Specifically, if a Euro Area Member State meets certain quantitative benchmarks and complies with qualitative conditions related to EU surveillance, it is eligible to request a precautionary credit line without the need to sign a memorandum of understanding. The reformed ESM Treaty will come into force once it has been ratified by the parliaments of all Euro Area Member States, which is currently expected to occur in 2022.

For information on the role of the ESM in connection with the EU’s response to the COVID-19 pandemic, see “— EU Response to the COVID-19 Pandemic — Safety Nets for Workers, Businesses and Sovereigns.”

Sources: ESM, ESM Reform (https://www.esm.europa.eu/about-esm/esm-reform); ESM, ESM Treaty Reform—Explainer (https://www.esm.europa.eu/about-esm/esm-treaty-reform-explainer#ui-id-5); Eurogroup, Statement of the Eurogroup in inclusive format on the ESM reform and the early introduction of the backstop to the Single Resolution Fund, press release of November 30, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/11/30/statement-of-the-eurogroup-in-inclusive-format-on-the-esm-reform-and-the-early-introduction-of-the-backstop-to-the-single-resolution-fund/?utm_source=dsms-auto&utm_medium=email&utm_campaign=Statement+of+the+Eurogroup+in+inclusive+format+on+the+ESM+reform+and+the+early

+introduction+of+the+backstop+to+the+Single+Resolution+Fund); European Union, Economic and Financial Committee, Collective Action Clauses in the Euro area, “Single-limb” CAC (the “2022 CAC”), accessed on May 14, 2021 (https://europa.eu/efc/efc-sub-committee-eu-sovereign-debt-markets/collective-action-clauses-euro-area_de); Terms of Reference of the 2022 CAC (https://europa.eu/efc/system/files/2021-04/EA%20Model%20CAC%20-%20Draft%20Terms%20of%20Reference.pdf); Council of the European Union, Infographic—Reform of the European Stability Mechanism (ESM), accessed on May 14, 2021 (https://www.consilium.europa.eu/en/infographics/reform-of-the-european-stability-mechanism-esm/).

EU Response to the COVID-19 Pandemic

In reaction to the COVID-19 pandemic, the EU has taken numerous measures to support the EU Member States, focusing not only on reducing its detrimental economic impacts and supporting jobs through extensive economic measures also aimed at post-pandemic recovery, but also by developing an EU vaccination strategy, coordinating emergency resources, national measures and travel restrictions, and making testing and quarantine recommendations. For information on the measures taken by the ECB in response to the COVID-19 pandemic, see “Monetary and Financial System — Monetary Policy — Monetary Policy Response to the COVID-19 Pandemic.”

Measures to increase EU Member States’ flexibility. In order to provide EU Member States with the maximum flexibility to extend the necessary financial support to their populations and companies in connection with the COVID-19 pandemic, including by incurring further indebtedness, in March 2020, the EU activated the general escape clause under the SGP as discussed under “— EU Economic Governance — Stability and Growth Pact” and “Public Finance — Germany’s General Government Deficit/Surplus and General Government Gross Debt.” In addition, the European Commission adopted in March 2020 a temporary framework for state aid measures to support the economy in connection with the COVID-19 pandemic (the “Temporary Framework”), allowing EU Member States to provide certain types of direct support to companies and small enterprises significantly affected by the COVID-19 pandemic. The types of aid covered by the Temporary Framework include direct grants (or tax advantages), subsidized state guarantees on bank loans, public and private loans with subsidized interest rates, the use of banks’ existing lending capacities as a channel for support for businesses (in particular to SMEs), and additional flexibility to enable short-term export credit insurance to be provided by governments where needed. The aim of these measures is to ensure that businesses retain the means to keep operating, or to temporarily freeze activity without implicating long-term growth prospects. Currently, the Temporary Framework, which has been amended and extended several times, has been prolonged until December 31, 2021.

Safety Nets for Workers, Businesses and Sovereigns. On April 9, 2020, finance ministers of the Euro Area Member States, referred to as the “Eurogroup”, decided on a comprehensive economic policy response to the COVID-19 pandemic, which included three important safety nets for workers, businesses and sovereigns, amounting to a combined package up to EUR 540 billion. The safety net for workers is represented by the European instrument for temporary Support to mitigate Unemployment Risks in an Emergency (“SURE”), which was implemented by the Council of the EU in May 2020. SURE provides for financial assistance of up to EUR 100 billion in the form of loans from the EU, underpinned by a system of voluntary guarantees by EU Member States, to affected EU Member States. SURE seeks to address sudden increases in public expenditure for the preservation of employment, such as short-time work schemes and other similar measures put in place in response to the COVID-19 pandemic, in particular for self-employed persons. As of mid-March 2021, loans in a total amount of EUR 90.6 billion had been approved and loans in a total amount of EUR 62.5 billion had been disbursed under SURE. To finance SURE, the European Commission has been issuing social bonds since October 2020, with an aggregate amount of EUR 75.5 billion issued as of March 24, 2021. The European Investment Bank is offering the safety net for businesses by providing liquidity support to help hard-hit small and medium-sized enterprises throughout the EU with an emergency support package of up to EUR 200 billion in financing, based on a pan-European guarantee fund of EUR 25 billion. The ESM represents the safety net for sovereigns by providing a credit line to Euro Area Member States referred to as Pandemic Crisis Support (“PCS”). Under the PCS, which came into operation in mid-May 2020, an aggregate amount of up to EUR 240 billion could be made available to Euro Area Member States. Preliminary assessments by the European Commission, regarding financial stability risks, bank solvency, debt sustainability, and on the eligibility criteria for accessing the PCS have confirmed that all Euro Area Member States are eligible to receive support. To date, there have been no requests for support.

European Recovery Plan. To help repair the economic and social damage caused by the COVID-19 pandemic, in December 2020, important legislative acts were adopted regarding a recovery plan to mitigate the impact of the COVID-19 pandemic and lay the foundations for a modern and more sustainable Europe that is better prepared for the challenges and opportunities of the green and digital transitions. The EU’s long-term budget, the MFF, and the EU Recovery Instrument in an amount of up to EUR 750 billion (at 2018 prices), also referred to as Next Generation EU, together are designed to boost recovery in a total amount of approximately EUR 1.8 trillion. For additional information on the MFF, see also “— Economic Integration — EU Budget.” The most important component of the European Recovery Plan is the RRF, with up to EUR 672.5 billion (at 2018 prices) in loans and grants available to support reforms and investments undertaken by the EU Member States. To access the RRF, EU Member States are required to submit national recovery and resilience plans which are assessed by the European Commission and then are approved by the Council of the EU on a case-by-case basis. After an initial payment of 13% of the total support available to the relevant EU Member State, an EU Member State may request further disbursements up to twice a year upon reaching certain agreed milestones and targets. The balance of the funds under the European Recovery Instrument are being employed through existing EU instruments and assistance programs. To implement the EU Recovery Instrument, the EU’s own resources decision (the “Own Resources Decision”), which defines how the EU budget is financed and which was adopted by the Council on December 14, 2020 pursuant to the special legislative procedure applicable thereto, is required to be ratified by all EU Member States in accordance with their own constitutional requirements. Under the Own Resources Decision, the European Commission will be authorized, on an exceptional basis, to temporarily borrow up to EUR 750 billion (at 2018 prices) on the capital markets to address the consequences of the COVID-19 pandemic

EU Vaccination Strategy. The EU’s vaccination strategy focuses on providing timely, equitable and affordable access to safe and efficient vaccines for all in the EU. For these purposes, the EU entered into advance purchase contracts with six vaccine manufacturers in the course of 2020 for the supply of up to 2.6 billion doses. For updated information on the EU’s vaccination effort, the approval of vaccines for use in the EU and the proposed introduction of a digital green certificate to assist in restoring free movement throughout the EU expected to enter into force in June 2021, see “ Recent Developments — Federal Republic of Germany — General Considerations Relating to the COVID-19 Pandemic.”

Sources: EU #Coronavirus Response, presentation of March 2021 (https://ec.europa.eu/info/sites/info/files/2021_03_24_eu_response_to_covid_en.pdf); Eurogroup, Report on the comprehensive economic policy response to the COVID-19 pandemic, press release of April 9, 2020 (https://www.consilium.europa.eu/de/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/); European Commission, State Aid Cases – State Aid Actions, accessed on May 14, 2021 (https://ec.europa.eu/info/live-work-travel-eu/coronavirus-response/jobs-and-economy-during-coronavirus-pandemic/state-aid-cases_en); European Commission, SURE, accessed on May 14, 2021 (https://ec.europa.eu/info/business-economy-euro/economic-and-fiscal-policy-coordination/financial-assistance-eu/funding-mechanisms-and-facilities/sure_en); European Stability Mechanism, ESM Pandemic Crisis Support – Explainer, Timeline and Documents, accessed on May 14, 2021 (https://www.esm.europa.eu/content/europe-response-corona-crisis); European Commission, Recovery Plan for Europe, accessed on May 14, 2021 (https://ec.europa.eu/info/strategy/recovery-plan-europe_en); Council of the EU, Multiannual financial framework for 2021-2027 adopted, press release of December 17, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/12/17/multiannual-financial-framework-for-2021-2027-adopted/); European Commission, Recovery and Resilience Facility, accessed on May 14, 2021 (https://ec.europa.eu/info/business-economy-euro/recovery-coronavirus/recovery-and-resilience-facility_en).

Statistical Standards

Statistical Standard for the National Accounts

Since August 2014, the Federal Statistical Office calculates the German national accounts in accordance with the European System of National and Regional Accounts 2010 (“ESA 2010”) which, in turn, is based on the System of National Accounts (SNA 2008) of the United Nations. Recalculations have been conducted for all time series since 1991.

Statistical Standard for the Balance of Payments

Since July 2014, the methodological concept of the German balance of payments statistics follows the sixth edition of the Balance of Payments and International Investment Position Manual (“BPM6”), the revised standard of the IMF. The application of BPM6 is binding for EU Member States by virtue of a regulation adopted by the European Commission. Balance of payments data since 1971 have been recalculated in accordance with BPM6.

Source: Bundesbank, Statistics, Methodological notes (https://www.bundesbank.de/en/statistics/external-sector/balance-of-payments/methodological-notes-794532).

Statistical Disclosure Standards of the International Monetary Fund

Since February 2015, the Federal Republic meets the Special Data Dissemination Standard Plus (“SDDS Plus”) of the IMF relating to coverage, periodicity and timeliness of economic data. The SDDS Plus was created in 2012 as an extension of the existing Special Data Dissemination Standard. By providing comparable economic and financial data, it is designed to improve the transparency of the financial sector and its international interdependencies, and thus contributes to the identification of risks at an early stage. Although adherence by member countries to the SDDS Plus is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

Source: Bundesbank, Statistics, IMF related Data, SDDS Plus (Special Data Dissemination Standard) (https://www.bundesbank.de/en/statistics/imf-related-data/sdds-plus/sdds-plus-622326).

THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place.

Key Economic Figures

The German economy is one of the world’s largest economies, with an annual GDP of EUR 3,332.23 billion in 2020. However, the COVID-19 pandemic has triggered a deep recession in 2020 that comes at the end of ten years of economic growth. Adjusted for price effects GDP in 2020 declined by 4.9% compared to 2019, but still exceeded the 1991 level by 38.5%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as price-adjusted GDP per employee has risen by 20.2% since 1991. In calculating price-adjusted GDP, the Federal Statistical Office (Statistisches Bundesamt) uses a chain index based on the previous year’s prices. In 2020, GDP per capita at current prices was EUR 40,072 while GDP per employee at current prices was EUR 74,410.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2020, services accounted for 70.3% of gross value added, measured at current prices, compared to 61.9% in 1991. The two most important subsectors were “trade, transport, accommodation and food services,” accounting for 15.7% in 2020, compared to 16.1% in 1991, and “public services, education, health,” accounting for 19.6% of gross value added in 2020, compared to 15.9% in 1991. The production sector (excluding construction) generated 22.9% of gross value added compared to 30.8% in 1991. Construction contributed 6.1% to gross value added in 2020, compared to 6.0% in 1991, and agriculture, forestry and fishing accounted for 0.7% of gross value added in 2020, compared to 1.2% in 1991.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.2.1.

In 2020, private final consumption expenditure totaled 51.3% of GDP in current prices, gross capital formation amounted to 20.4% and government final consumption expenditure equaled 22.5%. Exports and imports of goods and services accounted for 43.8% and 38.0% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.8% of GDP in 2020, which is the same as in the previous year (2019: 5.8% of GDP).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.1.

The economic situation in Germany in 2020 was heavily affected by the COVID-19 pandemic. In connection with the measures to contain the COVID-19 pandemic, the second quarter of 2020 was characterized by a historical slump in economic output in almost all sectors, also due to parallel disruptions to supply chains in the international environment. Starting in the summer months and owing to lower infection rates, the economy started a strong recovery in the third quarter of 2020. However, this development was slowed down again in the last quarter of 2020 by a second wave of infections and a renewed lockdown, which severely restricted certain areas of the services sector. Overall, annual price-adjusted GDP in 2020 was 4.9% lower than in 2019. The GDP adjusted for both price and calendar effects declined by 5.3%. Economic output was negatively affected by all components of private demand, including household final consumption expenditure, which declined by a price-adjusted 6.1% year on year. Exports declined by 9.4%, while imports fell by 8.5%, all on a price-adjusted basis. The growth contribution of net exports was -0.9%. Gross fixed capital formation declined by 3.1%, in price-adjusted terms. Government final consumption expenditure, which increased by 3.3% on a price-adjusted basis, was the only stabilizing component of final demand.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.2; Statistisches Bundesamt, Bruttoinlandsprodukt 2020, Statement zur Pressekonferenz am 14. Januar 2021 (https://www.destatis.de/DE/Presse/Pressekonferenzen/2021/BIP2020/statement-bip.pdf?__blob=publicationFile).

The annual average rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency (Bundesagentur für Arbeit)) increased from 5.0% in 2019 to 5.9% in 2020. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the annual average unemployment rate rose from 3.0% in 2019 to 4.0% in 2020. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) decreased to 0.5% in 2020, compared to 1.4% in 2019. Excluding energy prices, annual Inflation was at 1.1% in 2020. General government gross debt stood at EUR 2,325.5 billion at year-end 2020, compared to EUR 2,057.6 billion at year-end 2019.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2021, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2021-_ba146877.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.13; Statistisches Bundesamt, Fachserie 17, Reihe 7 (February 2021), Table 1.1 and 1.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&tsId=BBK01.BJ9059).

The following table shows selected key economic figures for the Federal Republic for each of the years indicated.

KEY ECONOMIC FIGURES

	2020	2019	2018	2017	2016
	(EUR in billions, unless otherwise indicated)
GDP - at current prices	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7
(change from previous year in %)	-3.4	2.8	3.0	4.0	3.6
GDP - price-adjusted, chain-linked index (2015=100), not adjusted for calendar effects	101.6	106.8	106.2	104.9	102.2
(change from previous year in %)	-4.9	0.6	1.3	2.6	2.2
GDP - price-adjusted, chain-linked index (2015=100), adjusted for calendar effects	101.4	107.0	106.4	105.0	102.0
(change from previous year in %)	-5.3	0.6	1.3	2.9	2.1
Unemployment rate (ILO definition) (in %) (1)	4.0	3.0	3.2	3.5	3.9
Rate of inflation (year-to-year change in consumer price index (CPI) in %)	0.5	1.4	1.8	1.5	0.5
Balance of payments - current account	231.9	258.6	264.2	254.9	266.7
General government gross debt (2)	2,325.5	2,057.6	2,074.1	2,122.9	2,172.3

(1)	Unemployed persons, available and seeking work.

(2)	Definition according to Maastricht Treaty.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2—4. Vierteljahr 2020 (February 2021), Tables 1.1 and 1.11; Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Gesamtindex und 12 Abteilungen, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht März 2021, Table XII.2; Deutsche Bundesbank, Time series BBK01.BJ9059: General government debt as defined in the Maastricht Treaty—Germany—overall (http://www.bundesbank.de/Navigation/EN/Statistics/Time_series_databases/Macro_economic_time_series/its_details_value_node.html?tsId=BBK01.BJ9059&listId=www_v27_web001_02a).

Economic Outlook

In its forecast published on April 27, 2021, the Federal Government projects German price-adjusted GDP to rise by 3.5% in 2021, as the German economy recovers from the COVID-19 pandemic-induced recession in 2020. The recovery is expected to continue in 2022 with a real GDP growth rate of 3.6%. The Federal Government’s projection assumes that social distancing measures can be gradually lifted over the course of the summer. Once the restrictions of public life have been lifted, domestic demand and private consumption expenditure are expected to start catching up. Private consumption expenditure in 2021 is forecast to increase by 0.8%, followed by strong growth of 5.5% in 2022. Manufacturing is expected to be a significant contributor to GDP growth in 2021, supported by strong external demand.

In line with the recovery of key international markets, German exports are forecast to rise by 9.2% in 2021 (2022: +4.5%). Due to subdued domestic demand in the first half of 2021, imports are expected to increase less strongly by 7.8% in 2021 (2022: +5.0%). Germany’s current account surplus in relation to GDP is likely to increase slightly in 2021, before resuming its downward trend in 2022. Against the backdrop of significantly rising new orders, in particular from abroad, Germany’s manufacturing sector is expected to expand its production capacities. The Federal Government thus forecasts capital formation in machinery and equipment to increase by 7.5% in 2021 (2022: +5.5%). Capital formation in construction is expected to be stimulated by the continuing low interest rate environment and to increase by 1.4% in 2021 (2022: +2.8%). General government consumption expenditure is expected to grow, in particular in the short term (2021: +5.2%, 2022: +0.3%).

The German labor market was negatively affected by the sudden slump in economic activity in 2020 but has nevertheless proven to be relatively resilient in the face of the recession, also due to the widely used instrument of short-time work (Kurzarbeit). The Federal Government anticipates the labor market to benefit from the economic recovery process in 2021 and 2022. However, although employment is expected to increase over the course of 2021, the annual average number of employed persons in 2021 is still forecast to decline by around 60,000 persons compared to 2020. According to the Federal Government’s forecast, the recovery of the labor market will become visible in 2022, with an increase of 290,000 employed persons compared to 2021. Simultaneously, the number of short-time workers is projected to decline significantly from an average of 2.8 million in 2020 to an average of 1.7 million in 2021. For 2022, the Federal Government projects hardly any need for short-time work, if at all. The German unemployment rate (national definition) is expected to decrease to an annual average of 5.7% in 2021 and 5.3% in 2022.

Source: Bundesministerium für Wirtschaft und Energie, Altmaier: „Rechnen mit Wirtschaftswachstum von 3,5% in 2021 und 3,6% in 2022“, press release of April 27, 2021 (https://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2021/04/20210427-Altmaier-Rechnen-mit-Wirtschaftswachstum-von-3,5%25-2021-und-3,6%25-2022.html).

General Economic Policy

Dealing with the economic consequences of the COVID-19 pandemic was the central challenge for economic policy in 2020. In the face of the drastic economic slump, the Federal Government provided its citizens and companies with rapid and targeted support of a historical scale. Various support and loan programs have been set up to help companies that have suffered losses as a result of the COVID-19 pandemic. To strengthen liquidity, loans have been granted via the KfW Special Program 2020 (KfW Sonderprogramm 2020). For more information, see “KfW—Business —Domestic Promotional Business—KfW measures to mitigate the economic impact of the COVID-19 pandemic in Germany.” The guarantee programs of the guarantee banks (Bürgschaftsbanken) and the Federal Government’s large-scale guarantee program (Großbürgschaften) were also expanded to facilitate corporate borrowing and to strengthen the equity base of SMEs. With the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds, “WSF”) the Federal Government has created an instrument to counter liquidity bottlenecks and strengthen the capital base of larger companies. Self-employed and micro-enterprises have received support of EUR 13.6 billion (based on applications submitted by May 31, 2020) as part of the immediate emergency support extended in the first half of 2020. The emergency support, which was limited to three months, was followed by the bridging support to provide further targeted assistance to companies and self-employed persons particularly affected by the COVID-19 pandemic. In November and December 2020, special support was provided to businesses affected by the containment measures imposed for those months. Further measures adopted by the Federal Government to support companies’ liquidity and increase their resilience include an expansion of the tax loss carryback, the reimbursement of social security contributions for employees on short-time work, and also the temporary option of simplified deferral of taxes and social security contributions. A temporary suspension of the obligation to file for insolvency for companies over-indebted due to the COVID-19 pandemic until the end of April 2021, has given companies time to respond to the crisis and aimed to create a window of opportunity for government relief measures to take effect.

In some cases, the COVID-19 pandemic has led to significant losses in profits and labor income. Among other measures, the Federal Government has temporarily simplified access to basic benefits for jobseekers in order to compensate for these losses. Self-employed persons can also benefit from these measures, provided that their livelihood is not otherwise secured, e.g., through rental income. Furthermore, in order to cushion losses for employees and prevent a massive rise in unemployment, the Federal Government has facilitated the access to short-time work compensation (Kurzarbeitergeld), extended its duration until the end of 2021 and opened up the instrument to temporary employees.

With the end of the first wave of the COVID-19 pandemic in the spring of 2020, the Federal Government adopted targeted measures to support the subsequent economic recovery in June 2020, which took the form of an economic stimulus package with a total budget of approximately EUR 180 billion for 2020 and 2021, including approximately EUR 40 billion in 2021 for the COVID-19 pandemic-related assistance to businesses. The top priorities of the stimulus package are to safeguard jobs and stabilize the economy. To this end, the Federal Government employed various instruments to support the financial situation of businesses and to strengthen the disposable income of private households. Measures to support private households in particular included a temporary reduction in the value-added tax (“VAT”) rate, which was limited until the end of 2020, payment of a one-off child bonus of EUR 300 and an increase of the tax relief amount for single parents. In addition, the stimulus package also includes measures to strengthen investments in the future with a view to addressing upcoming challenges such as climate change, digitization and demographic change. As part of the stimulus package, the “package for the future”, with a volume of approximately EUR 50 billion, provides financial incentives in the areas of climate protection, energy transition, mobility and digitization, which are expected to present the key challenges in the near future. In addition, the Federal Government is making funds available for greater infrastructure expansion. With the package for the future, the Federal Government is largely building on existing measures and continuing its course of specifically addressing the challenges associated with digitization and climate protection.

Recognizing climate protection as a fundamental global challenge, at the latest World Climate Conference in Paris in 2015, 197 states committed to limiting global warming to well below 2°C, preferably to 1.5°C, and to achieving greenhouse gas neutrality worldwide by the second half of the century. To this end, the Federal Government has adopted a climate protection program for the period until 2030. The program provides for measures in all sectors and consists of four elements: a more comprehensive pricing of CO2, support programs and further incentives for CO2 savings, relief for citizens and the economy, and regulatory measures that will demonstrate their effectiveness by 2030 at the latest. Moreover, the Federal Government instructed a commission on “growth, structural change and employment” with representatives from various stakeholders to prepare recommendations for a phase-out of all coal-based power generation. At the beginning of 2019, the commission submitted its report, which suggests 2038 as the relevant end date for the phase-out and includes proposals for the structural development of coal regions. Under the Climate Protection Program 2030, in 2019, the Federal Government made funds available for climate protection-related measures amounting to approximately EUR 54 billion for the period from 2020 to 2023. The package for the future included in the stimulus package provides for an additional EUR 15 billion for this same purpose. Among others, additional funds have been made available for the implementation of the National Hydrogen Strategy and the amounts available for the CO2 building renovation program were increased.

A modern digital infrastructure is of central importance for a successful and innovative economy. With the package for the future, the Federal Government therefore aims to drive forward improvements to the digital infrastructure, especially in rural areas, by providing additional funding for broadband expansion, mobile communications on rail networks and a high-performance mobile communications network in unserved areas. In this context, the Federal Government is building on its recent policy to achieve nationwide mobile communications coverage and coverage with a gigabit-capable fixed network by 2025. The Federal Government is also promoting the digitization of public administration and private businesses as part of the package for the future. To this end, the Federal Government intends to introduce improved depreciation options for digital assets. Support for future technologies such as artificial intelligence and quantum computing as well as for new communications technologies such as 5G/6G will also be expanded.

For further information on the Federal Republic’s fiscal situation and prospects, see “—Public Finance—Germany’s General Government Deficit/Surplus and General Government Gross Debt” and “Public Finance—Fiscal Outlook.” For information on government measures to stabilize Germany’s financial system, see “—Monetary and Financial System—Financial System—German Financial System.” For information on government budgets, see “—Public Finance.”

Sources: Bundesministerium für Wirtschaft und Energie, Jahreswirtschaftsbericht 2021 (https://www.bmwi.de/Redaktion/DE/Publikationen/Wirtschaft/jahreswirtschaftsbericht-2021.pdf?__blob=publicationFile&v=12); Die Bundesregierung, Bund-/Länder-Einigung zum Kohleausstieg, press release of January 16, 2020 (https://www.bundesregierung.de/breg-de/aktuelles/bund-laender-einigung-zum-kohleausstieg-1712774); Climate Action Plan 2050, Executive Summary (https://www.bmu.de/fileadmin/Daten_BMU/Download_PDF/Klimaschutz/klimaschutzplan_2050_kurzf_en_bf.pdf); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12).

Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP — USE

	2020	2019	2018	2017	2016	2020	2019	2018	2017
	(EUR in billions)					(change in %)
Domestic uses	3,138.3	3,249.1	3,150.0	3,031.8	2,903.5	-3.4	3.1	3.9	4.4
Final private consumption	1,709.3	1,806.9	1,755.4	1,704.1	1,653.7	-5.4	2.9	3.0	3.0
Final government consumption	750.8	704.5	670.3	648.2	623.9	6.6	5.1	3.4	3.9
Gross fixed capital formation	735.5	748.0	709.3	666.0	636.3	-1.7	5.5	6.5	4.7
Machinery and equipment	213.9	240.1	235.6	224.5	214.1	-10.9	1.9	5.0	4.8
Construction	387.0	373.7	344.9	321.0	307.9	3.6	8.4	7.4	4.3
Other products	134.6	134.2	128.8	120.5	114.3	0.4	4.2	6.9	5.4
Changes in inventories (1)	-57.4	-10.3	15.0	13.6	-10.4	—	—	—	—
Net exports (1)	194.0	199.9	206.4	228.1	231.2	—	—	—	—
Exports	1,460.1	1,617.4	1,590.0	1,538.8	1,444.3	-9.7	1.7	3.3	6.5
Imports	1,266.1	1,417.4	1,383.6	1,310.7	1,213.0	-10.7	2.4	5.6	8.1

Gross domestic product	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7	-3.4	2.8	3.0	4.0

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 3.1 and 3.9.

STRUCTURE OF GDP — ORIGIN

	2020	2019	2018	2017	2016	2020	2019	2018	2017
	(EUR in billions)					(change in %)
Gross value added of all economic sectors	3,013.9	3,106.2	3,024.4	2,936.7	2,822.4	-3.0	2.7	3.0	4.0
Agriculture, forestry and fishing	22.1	24.9	22.3	26.9	21.9	-11.3	11.6	-17.2	23.0
Production sector (excluding construction)	690.3	754.2	770.5	758.7	731.7	-8.5	-2.1	1.6	3.7
Construction	182.5	166.8	148.3	138.1	132.5	9.4	12.4	7.4	4.2
Trade, transport, accommodation and food services	473.9	500.8	483.0	468.0	447.2	-5.4	3.7	3.2	4.6
Information and communication	155.4	153.2	145.5	135.4	129.8	1.4	5.3	7.5	4.3
Financial and insurance services	116.9	116.9	115.8	117.9	118.1	0.0	1.0	-1.8	-0.2
Real estate activities	334.4	327.2	317.8	310.9	305.7	2.2	3.0	2.2	1.7
Business services	337.6	361.3	351.7	336.9	316.9	-6.6	2.7	4.4	6.3
Public services, education, health	591.7	581.6	554.3	532.3	510.2	1.7	4.9	4.1	4.3
Other services	109.2	119.2	115.2	111.5	108.4	-8.4	3.4	3.4	2.9
Taxes on products offset against subsidies on products	318.3	342.9	332.0	323.2	312.3	-7.2	3.3	2.7	3.5

Gross domestic product	3,332.2	3,449.1	3,356.4	3,259.9	3,134.7	-3.4	2.8	3.0	4.0

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 1.14 and 2.1.

Sectors of the Economy

Production Sector

Following German reunification in 1990, industry in the eastern Länder (i.e., the former German Democratic Republic), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises, and is almost entirely privately owned. Measured by its share in value added, approximately 59% of the production sector is geographically concentrated in the western Länder of Bavaria, Baden-Württemberg and North Rhine-Westphalia. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2020, the production sector’s aggregate contribution to gross value added at current prices was 22.9% (excluding construction) and 29.0% (including construction), respectively. Its price-adjusted gross value added (excluding construction) decreased by 9.7% year-on-year in 2020.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2021), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Tables 2.2.1 and 2.2.2. and 3.2.1.

OUTPUT IN THE PRODUCTION SECTOR (1)

	2020	2019	2018	2017
Production sector, total	93.9	102.5	105.8	104.9
Industry (2)	90.8	101.7	105.9	104.8
of which:
Intermediate goods (3)	94.9	101.8	105.5	104.9
Capital goods (4)	85.4	101.4	106.0	105.0
Durable goods (5)	97.8	106.2	106.1	106.9
Nondurable goods (6)	96.4	101.0	106.9	103.0
Energy (7)	84.0	90.4	97.4	98.9
Construction (8)	116.5	112.7	108.9	108.7

(1)	Adjusted for working-day variations.

(2)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.

(3)	Including mining and quarrying except energy-producing goods.

(4)	Including manufacture of motor vehicles and components.

(5)	Consumption goods that have a long-term use, such as furniture.

(6)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.

(7)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.

(8)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XI.2.

Services Sector

As in most other industrialized countries, the services sector, which comprises “trade, transport, accommodation and food services,” “information and communication,” “financial and insurance services,” “real estate activities,” “business services,” “public services, education, health” as well as “other services,” has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2020, the services sector’s aggregate contribution to gross value added at current prices was 70.3%, compared to only

61.9% in 1991. Within the services sector, “public services, education, health” represented the largest subsector in terms of contribution to total gross value added at current prices, contributing 19.6% in 2020 after 18.7% in 2019.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Tables 2.2.1. and 3.2.1.

Employment and Labor

As economic output declined substantially in 2020, labor market conditions deteriorated. In 2020, the average unemployment rate according to the national definition was 5.9%, compared to 5.0% in 2019. Under the ILO definition, the average unemployment rate was 4.0% in 2020 compared to 3.0% in 2019, when it was at the lowest level of unemployment since 1991. The number of persons resident in Germany who were either employed or self-employed in 2020 was 44.7 million, a decrease of 1.0% compared to 2019.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2021, Table 6.1 (https://www.arbeitsagentur.de/datei/arbeitsmarktbericht-februar-2021-_ba146877.pdf); Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.1.13.

The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2020	2019	2018	2017	2016
Employed (in thousands)–ILO definition	44,676	45,123	44,727	44,141	43,559
Unemployed (in thousands)–ILO definition (1)	1,846	1,374	1,468	1,621	1,774
Unemployment rate (in %)–ILO definition	4.0	3.0	3.2	3.5	3.9
Unemployed (in thousands)–national definition (2)	2,695	2,267	2,340	2,533	2,691
Unemployment rate (in %)–national definition (3)	5.9	5.0	5.2	5.7	6.1

(1)	Unemployed persons, available and seeking work.

(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).

(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Monatsbericht zum Arbeits- und Ausbildungsmarkt: Dezember und das Jahr 2020, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.11.

The following table presents data with respect to the employment rate broken down by gender and age for 2019 and 2009.

EMPLOYMENT RATE – BREAKDOWN BY GENDER AND AGE

	Total		Men		Women
(Age in years)	2019	2009	2019	2009	2019	2009
	(Employed persons as a percentage of total population of same gender and age)
15 to 19	27.7	28.0	30.0	30.9	25.3	24.9
20 to 24	67.3	63.3	69.0	64.7	65.4	61.7
25 to 29	80.7	74.5	84.0	77.6	77.1	71.3
30 to 34	83.7	79.1	89.6	86.0	77.4	72.2
35 to 39	85.5	81.9	91.0	89.1	80.0	74.6
40 to 44	87.2	83.9	91.3	89.1	83.1	78.5
45 to 49	88.0	83.0	91.2	87.6	84.8	78.4
50 to 54	86.7	79.3	90.1	84.0	83.2	74.6
55 to 59	81.8	69.9	85.6	76.9	77.9	63.1
60 to 64	61.8	38.4	66.6	46.7	57.1	30.3
65 and older	7.8	3.9	10.7	5.7	5.5	2.6

Total (15 and older)	60.0	54.4	65.1	60.6	55.0	48.4

Source: Statistisches Bundesamt, Erwerbsbeteiligung, Erwerbstätige und Erwerbstätigenquote nach Geschlecht und Alter 2009 und 2019, Ergebnis des Mikrozensus (https://www.destatis.de/DE/ZahlenFakten/GesamtwirtschaftUmwelt/Arbeitsmarkt/Erwerbstaetigkeit/TabellenArbeitskraefteerhebung/ET_ETQ.html).

The following table presents data with respect to the structure of employment by economic sector for 2020 and 2010.

STRUCTURE OF EMPLOYMENT – ECONOMIC SECTORS

	2020	2010
	(Percent of total)
Agriculture, forestry and fishing	1.3	1.6
Production sector (excluding construction)	18.2	18.8
of which: manufacturing	16.9	17.4
Construction	5.7	5.7
Trade, transport, accommodation and food services	22.4	23.1
Information and communication	3.1	2.8
Financial and insurance services	2.4	3.0
Real estate activities	1.1	1.1
Business services	13.5	12.7
Public services, education, health	25.6	24.2
Other services	6.6	7.1

Total (1)	100.0	100.0

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.2.9.

The following table shows changes in the annual wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2020	2019	2018	2017	2016
Gross wages and salaries per employee in EUR	36,957	36,979	35,922	34,817	33,950
Change from previous year in %	-0.1	2.9	3.2	2.6	2.5
Unit labor costs per hour worked
Index (2015=100)	113.0	108.5	105.1	102.3	101.1
Change from previous year in %	4.2	3.2	2.8	1.1	1.1

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Tables 2.17 and 2.20.

About one-sixth of the German work force consists of members of unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. In 2020, approximately 5.9 million persons were members of a union under the umbrella of the Deutscher Gewerkschaftsbund, which is considerably less compared to the 11.8 million members in 1991, the first full year after German reunification. One major reason contributing to the strong decline since 1991 is the significant fall in manufacturing employment in the eastern Länder after reunification.

Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry. The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. The collective labor agreements often apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. Despite their binding character, collective labor agreements in many cases contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are not members of employers’ associations, which means that wages are individually negotiated, often resulting in wage levels that are lower than those provided for by the collective labor agreements.

Sources: Deutscher Gewerkschaftsbund, DGB-Mitgliederzahlen ab 2010 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/2010); Deutscher Gewerkschaftsbund, Mitgliederzahlen 1950-1993 (http://www.dgb.de/uber-uns/dgb-heute/mitgliederzahlen/1950-1993); European Trade Union Institute, National Industrial Relations, Countries, Germany, Trade Unions (http://www.worker-participation.eu/National-Industrial-Relations/Countries/Germany); Bundeszentrale für politische Bildung, Tarifautonomie (http://www.bpb.de/nachschlagen/lexika/handwoerterbuch-politisches-system/202193/tarifautonomie).

Social Security, Social Protection, and Social Policy

The comprehensive system of social security and protection in effect in the Federal Republic includes in particular health insurance, long-term care insurance, retirement and disability pensions, participation benefits and benefits for medical rehabilitation, protection against the effects of occupational accidents and diseases by means of the mandatory occupational accident insurance, unemployment benefits, compensation for workers in short-time work arrangements (Kurzarbeit), family benefits, benefits and rehabilitation for persons with disabilities, allowances to orphans and to single persons with dependents, and the provision of general public assistance to persons in need. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches, charitable institutions, and private providers.

Most of these social services are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions, depending notably upon whether the respective social service is provided by an insurance-based system funded through contributions or a social-assistance-like program funded through taxes.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with contributions from current employers and employees funding payments to current retired persons. Generally, most employed and some self-employed and other persons are subject to mandatory insurance in the statutory retirement system. Certain persons, including employed members of particular professions (including some freelance professions) may apply for exemption, while others, as in the case of civil servants, are automatically exempted from mandatory participation in the statutory retirement pension insurance system. Instead, exempted persons have to contribute to professional or public pension schemes or, in the case of civil servants and similar groups, they will benefit from special pension schemes for civil servants. Furthermore, the Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by decreasing payments from the statutory retirement pension insurance while encouraging insured persons to also sign up for designated privately funded or occupational pension schemes, for which certain bonus payments and tax incentives are provided.

Statutory health insurance coverage must remain available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insured persons may choose among a large number of statutory health insurance funds that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage, which, in case of opting-out, is obligatory as well. Contributions to the statutory health insurance system are based solely on the insured person’s income situation and are independent of the insured person’s gender, age and medical risk. By contrast, contributions towards private health insurance coverage are mainly calculated based on age, medical risk and the desired level of coverage.

In 2020, social security revenue, as shown in the national accounts, amounted to EUR 717.6 billion, and expenditure was EUR 751.3 billion. The social security budget thus incurred a deficit of EUR 33.7 billion in 2020, after a surplus of EUR 8.7 billion in 2019. The balance has deteriorated rapidly since the start of the COVID-19 pandemic, as paid social benefits rose markedly due to increases in unemployment benefits, the large-scale payment of short-time work compensation as well as higher payments for pensions and children’s allowance.

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.7; Statistisches Bundesamt, Negative government finance in 2020: deficit of 139.6 billion euros, press release of February 24, 2021 (https://www.destatis.de/EN/Press/2021/02/PE21_082_81.html).

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the pension system in the long term. In addition, the Federal Republic has implemented reforms of the statutory pension insurance which gradually raise the regular retirement age by two years to the age of 67 since 2012. For example, the 1964 birth cohort will reach the regular retirement age of 67 in 2031.

To increase the sustainability of the health care system, the Federal Republic has implemented several structural reform measures to strengthen competition among providers in order to improve the efficiency and quality of health care services.

Sources: Bundesministerium der Gesundheit, Gesundheitsfonds (http://www.bmg.bund.de/themen/krankenversicherung/finanzierung/gesundheitsfonds.html); Bundesministerium für Arbeit und Soziales, Pensions from age 67 (http://www.bmas.de/EN/Our-Topics/Pensions/pensions-from-age-67.html).

International Economic Relations

International economic relations are of major importance to the German economy. In 2020, exports and imports of goods and services amounted to 43.8% and 38.0% of GDP at current prices, respectively. The Federal Republic supports the EU in pursuing a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade. The responsibility for trade matters (particularly WTO and free trade agreements) in the EU rests with the European Commission. For further information on the EU’s responsibility for trade matters, see “—General—The European Union and European Integration—Economic Integration.”

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 2.3.1.

Because of the openness of the Federal Republic’s economy, German growth and employment depend particularly on open markets and foreign trade. Accordingly, the Federal Government supports efforts to reduce trade barriers. The strengthening of the multilateral trading system with the WTO at its center is a priority both for Germany and the EU. Bilaterally, the Federal Government and the European Commission champion ambitious, balanced and comprehensive free trade agreements in order to strengthen the international competitiveness of the European economy and thus growth and employment in Europe, while also contributing to sustainable development. A recent example of these agreements is the Comprehensive Economic and Trade Agreement (CETA) between the EU and Canada, which was approved by the European Parliament in February 2017. On September 21, 2017, CETA entered into force provisionally, i.e., most of the agreement, with the exception of investment protection, investment market access for portfolio investment and the Investment Court System, is already in force. CETA will take full effect after ratification by all EU Member States. Similarly, in February 2019, a free trade agreement between the EU and Japan came into force (Economic Partnership Agreement), which is intended to remove the majority of duties and regulatory barriers.

Sources: Bundesministerium für Wirtschaft und Energie, Current free trade agreements (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/ongoing-negotiations-on-free-trade-agreements.html); Bundesministerium für Wirtschaft und Energie, WTO-Welthandelsrunde “Doha Development Agenda” (https://www.bmwi.de/Redaktion/DE/Artikel/Aussenwirtschaft/wto-doha.html); Bundesministerium für Wirtschaft und Energie, CETA – Das europäisch-kanadische Wirtschafts- und Handelsabkommen (http://www.bmwi.de/Redaktion/DE/Dossier/ceta.html); Bundesministerium für Wirtschaft und Energie, Europäisches Parlament stimmt CETA zu, press release of February 15, 2017 (http://www.bmwi.de/Redaktion/DE/Pressemitteilungen/2017/20170215-europaeisches-parlament-stimmt-ceta-zu.html); European Commission, CETA explained (http://ec.europa.eu/trade/policy/in-focus/ceta/ceta-explained/); Bundesministerium für Wirtschaft und Energie, EU-Japan Free Trade Agreement (https://www.bmwi.de/Redaktion/EN/Artikel/Foreign-Trade/free-trade-agreement-japan.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as services and secondary income. In 2020, the current account surplus totaled EUR 231.9 billion, compared to EUR 258.6 billion in 2019, a decrease of EUR 26.7 billion. Thus, the current account surplus declined to 7.0% of nominal GDP in 2020, down from 7.5% in 2019. The COVID-19 pandemic resulted in lower balances in the trade in goods and in primary incomes, while the traditionally negative service balance turned slightly positive.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XII.2.

According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 60 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of approximately 10% of the average indicator value in the period from 1999 to 2020. In 2020, price competitiveness deteriorated by 1.0% compared to 2019, mainly due to the appreciation of the euro relative to several currencies, including the U.S. dollar, the Pound sterling, and the Chinese yuan. However, the influence of variations in the exchange rates should be viewed in light of the fact that the Euro Area Member States account for a major part of German exports (36.6% in 2020).

Over the course of 2016, the euro remained relatively stable at an average level of USD 1.1 per euro. In 2017 and 2018 the euro appreciated slightly, before falling back in 2019 by 5.2% compared to the 2018 average. In 2020, the euro appreciated against the U.S. dollar by 2.0% due to a comparatively larger decline in U.S. interest rates.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Tables XII.3, XII.10 and XII.12.

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES)

	2020	2019	2018	2017	2016
	(EUR in millions)
Current account
Trade in goods (1)	189,361	216,523	224,584	255,077	252,409
Services (2)	1,631	-20,653	-17,410	-23,994	-20,987
Primary income	92,497	111,191	105,694	74,629	76,199
Secondary income	-51,582	-48,434	-48,713	-50,776	-40,931

Total current account	231,907	258,627	264,156	254,936	266,689
Capital account (3)	-4,771	-526	676	-2,936	2,142
Financial account
Net German investment abroad (increase: +)	703,655	247,406	398,714	397,050	407,469
Net foreign investment in Germany (increase: +)	476,016	43,607	152,171	120,341	146,346

Net financial account (net lending: + / net borrowing: -)	227,639	203,799	246,544	276,709	261,123
Net errors and omissions (4)	503	-54,302	-18,288	24,710	-7,708

(1)	Including supplementary trade items.

(2)	Including the freight and insurance costs of foreign trade.

(3)	Including net acquisition/disposal of non-produced non-financial assets.

(4)	Statistical errors and omissions, resulting from the difference between the balance on the financial account and the balances on the current account and the capital account.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, März 2021, Table I. Wichtige Posten der Zahlungsbilanz and Table IV. Kapitalbilanz 1. Übersicht a) Insgesamt (https://www.bundesbank.de/action/de/732090/bbksearch?tf=815054%3A501158.815054%3A810762.815054%3A814192).

Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

TRADE IN GOODS (1)

	2020	2019	2018	2017	2016
	(EUR in millions)
Exports of goods	1,190,403	1,304,690	1,292,933	1,256,858	1,179,166
Imports of goods	1,001,043	1,088,167	1,068,349	1,001,782	926,757

Trade balance	189,361	216,523	224,584	255,077	252,409

(1)	Including supplementary trade items.

Source: Deutsche Bundesbank, Zahlungsbilanzstatistik, März 2021, Table I. Wichtige Posten der Zahlungsbilanz (https://www.bundesbank.de/action/de/732090/bbksearch?tf=815054%3A501158.815054%3A810762.815054%3A814192).

The Federal Republic’s principal export goods are motor vehicles, machinery of all kinds, and chemical products. The principal import goods are computer, electronic and optical products, motor vehicles, and chemical products. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, tungsten, niobium, rare earth, rock phosphate, lithium carbonate, bauxite, manganese, titanium, and tin. The Federal Republic currently imports about 72% of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

Sources: Statistisches Bundesamt, Fachserie 7, Reihe 1, Außenhandel - Zusammenfassende Übersichten für den Außenhandel, Dezember 2020 (March 2021), Tables 5.1 and 5.2; Bundesanstalt für Geowissenschaften und Rohstoffe, Deutschland – Rohstoffsituation 2019 (https://www.bgr.bund.de/DE/Themen/Min_rohstoffe/Downloads/rohsit-2019.pdf?__blob=publicationFile&v=5).

Germany’s Current Account Surplus and the Macroeconomic Imbalance Procedure

Within the framework of the Macroeconomic Imbalance Procedure (MIP) established in 2011, on November 18, 2020, the European Commission published the Alert Mechanism Report 2021, which, similar to the previous year’s report, noted the current account surplus observed in Germany. The Federal Republic entered the COVID-19 pandemic with a large domestic savings surplus, underpinned primarily by net private and governmental savings. As a result of the COVID-19 pandemic, the current account surplus has narrowed slightly and government investment has accelerated, while private investment declined. Due to the exceptional situation during the COVID-19 pandemic, the European Commission will further assess the persistence of imbalances or their unwinding in mid-2021, also taking into account the identification of imbalances within the in-depth review of February 2020. According to the results of the February 2020 review, Germany continues to experience macroeconomic imbalances, related in particular to excess savings and weak private and public investment. The current account surplus remains at levels still considerably above 6%, which is the threshold of the MIP scoreboard. The adjustment of the current account surplus has been limited so far, but a gradual decline is set to continue while the surplus level remains elevated. The Federal Government supports the European Commission in the implementation of the MIP. Together with the European partners, the Federal Government aims to reduce economic imbalances while complying with the rules of the reformed SGP. However, the Federal Government points out that the competitiveness and the exporting strength of German companies are an important pillar of the entire European economy. The Federal Government is taking a comprehensive approach to strengthening both public and private sector investments and has already taken numerous measures to further boost investment dynamics. Furthermore, it should be noted that Germany’s current account surplus may to a large extent be explained by temporary factors, e.g., the development of exchange rates and fluctuations in the price of oil, as well as by fundamentals, e.g., demographic change. These factors usually remain unaffected by economic and financial policy measures.

Sources: European Commission, Report from the Commission to the European Parliament, the Council, the European Central Bank and the European Economic and Social Committee, Alert Mechanism Report 2021, dated November 18, 2020 (https://ec.europa.eu/info/sites/info/files/economy-finance/alert_mechanism_report_2021.pdf ); European Commission, Commission Staff Working Document, Country Report Germany 2020, Including an In-Depth Review on the prevention and correction of macroeconomic imbalances (https://ec.europa.eu/info/sites/info/files/2020-european_semester_country-report-germany_en.pdf); European Commission, Economic and Financial Affairs, EU Economic governance: monitoring, prevention, correction, Macroeconomic imbalance procedure (http://ec.europa.eu/economy_finance/economic_governance/macroeconomic_imbalance_procedure/mip_reports/index_en.htm); Bundesministerium für Wirtschaft und Energie, Nationales Reformprogramm 2020 (https://www.bmwi.de/Redaktion/DE/Publikationen/Europa/nationales-reformprogramm-2020.pdf?__blob=publicationFile&v=12); Bundesministerium der Finanzen, Monatsbericht des BMF März 2017, Analysen und Berichte, Der deutsche Leistungsbilanzsaldo – Entwicklung und wirtschaftspolitische Implikationen (http://www.bundesfinanzministerium.de/Monatsberichte/2017/03/Inhalte/Kapitel-3-Analysen/3-2-Der-deutsche-Leistungsbilanzsaldo.html).

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2020 (1)
	Imports	Exports
	(Percent of total)
Products of agriculture and hunting	2.9	0.7
Products of forestry	0.0	0.1
Fish and products of fishing	0.1	0.0

	2020 (1)
	Imports	Exports
	(Percent of total)
Coal and lignite	0.2	0.0
Crude petroleum and natural gas	4.3	0.7
Metal ores	0.8	0.0
Other mining and quarrying products	0.1	0.1
Food products	4.8	4.7
Beverages	0.6	0.4
Tobacco products	0.3	0.2
Textiles	1.6	0.9
Wearing apparel	3.1	1.7
Leather and related products	1.3	0.8
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.7	0.6
Paper and paper products	1.3	1.5
Coke and refined petroleum products	1.4	0.8
Chemicals and chemical products	7.7	9.2
Basic pharmaceutical products and pharmaceutical preparations	6.2	7.3
Rubber and plastic products	2.9	3.7
Other non-metallic mineral products	1.0	1.2
Basic metals	5.1	4.5
Fabricated metal products, except machinery and equipment	2.7	3.3
Computer, electronic and optical products	11.1	9.1
Electrical equipment	6.5	7.1
Machinery and equipment not elsewhere classified	7.6	14.4
Motor vehicles, trailers and semi-trailers	10.7	15.5
Other transport equipment	2.9	3.7
Furniture	1.2	0.8
Energy	0.2	0.2
Other goods	10.4	6.7

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1, Außenhandel – Zusammenfassende Übersichten für den Außenhandel, Dezember 2020 (March 2021), Tables 5.1 and 5.2; calculation of percentages by KfW based on import and export values in EUR thousands, respectively; figures may not add up to total due to rounding.

FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2020	2019	2018
	(EUR in millions)
Exports to:
Total	1,205,140	1,328,152	1,317,440
of which:
United States	103,822	118,680	113,341
China (2)	95,874	95,984	93,004
France	91,054	106,564	105,359
The Netherlands	84,368	91,528	91,061
United Kingdom	66,897	79,166	82,164
Italy	60,576	67,887	69,813
Austria	59,944	66,076	65,027
Switzerland	56,283	56,345	54,021
New industrial countries and emerging markets of Asia (3)	50,525	54,164	54,995
Belgium/Luxembourg	48,706	52,006	50,389
Spain	37,514	44,218	44,184
Japan	17,371	20,662	20,436

	2020	2019	2018
	(EUR in millions)
Imports from:
Total	1,025,374	1,104,141	1,088,720
of which:
China (2)	116,254	110,054	106,065
The Netherlands	88,455	97,816	97,709
United States	67,760	71,334	64,493
France	56,629	66,199	65,024
Italy	53,860	57,100	60,223
New industrial countries and emerging markets of Asia (3)	48,018	51,748	52,945
Switzerland	45,391	44,824	45,913
Austria	40,344	44,059	42,994
Belgium/Luxembourg	39,854	46,322	49,315
United Kingdom	34,727	38,397	37,025
Spain	31,359	33,126	32,399
Japan	21,264	23,904	23,710

(1)

Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported.

(2)	Excludes Hong Kong.

(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table XII.3.

Foreign Direct Investment

The following table presents data with respect to foreign direct investment stocks at year-end 2018.

FOREIGN DIRECT INVESTMENT STOCKS AT YEAR-END 2018

	Outward (1)	Inward (2)
	(EUR in billions)
Total (3)	1,276.9	540.3
Selected countries and regions
European Union	546.1	377.6
of which: European Monetary Union	282.4	327.2
of which: United Kingdom (4)	137.7	32.7
Switzerland	40.7	41.1
Russia	20.3	2.4
United States	361.4	55.0
Canada	18.2	1.9
Central America	24.8	5.7
South America	29.1	0.3
Asia	176.5	41.1
of which: China	86.1	3.2
of which: India	17.1	0.4
of which: Japan	13.9	22.7
Australia	20.1	2.6
Africa	10.8	0.9
Selected economic sectors of investment object
Manufacturing	417.1	141.7
of which: Chemicals and chemical products	90.3	11.6
of which: pharmaceutical products	26.3	19.0
of which: Machinery and equipment	42.7	24.0
of which: Motor vehicles, trailers and semi-trailers	101.6	2.0
Electricity, gas, steam and air conditioning supply	39.1	19.5
Wholesale and retail trade; repair of motor vehicles and motor cycles	186.2	61.5
Information and communication	74.2	38.7

	Outward (1)	Inward (2)
	(EUR in billions)
Financial and insurance activities	367.6	176.1
Real estate activities	39.0	32.5
Professional, scientific and technical activities	63.9	36.4

(1)	German foreign direct investment abroad.

(2)	Foreign direct investment in Germany.

(3)	Primary and secondary direct investment (consolidated).

(4)	The United Kingdom exited the European Union on January 31, 2020.

Source: Deutsche Bundesbank, Direktinvestitionsstatistiken, II. Bestandsangaben über Direktinvestitionen (nach dem Erweiterten Richtungsprinzip), Tables II.1.b, II.2.b (https://www.bundesbank.de/resource/blob/804098/3df58593faa3be6cd9d8e8e99e29a6e6/mL/ii-bestandsangaben-ueber-direktinvestitionen-data.pdf).

MONETARY AND FINANCIAL SYSTEM

The ESCB and the Eurosystem

The ESCB comprises the ECB and the national central banks of all EU Member States, while the Eurosystem consists only of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the EU Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The ESCB’s primary objective is to maintain price stability. Without prejudice to this objective, the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including operating cashless payment systems, cash management and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2016, pages 101-107 (http://www.ecb.europa.eu/pub/pdf/annrep/ar2016en.pdf); European Central Bank, About, Organisation: ECB, ESCB and the Eurosystem (https://www.ecb.europa.eu/ecb/orga/escb/html/index.en.html); Deutsche Bundesbank, Tasks (https://www.bundesbank.de/en/tasks).

Monetary Policy

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity, and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of non-standard policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Financial System—European Financial System—Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.” It is also making use of such instruments in connection with the COVID-19 pandemic, see “— Monetary Policy Response to the COVID-19 Pandemic.”

Source: European Central Bank, Monetary Policy: The Eurosystem’s Instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the harmonized index of consumer prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate of “below, but close to, 2% over the medium term”. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Source: European Central Bank, Monetary Policy: Strategy (https://www.ecb.europa.eu/mopo/strategy/html/index.en.html).

The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2020	2019	2018	2017	2016
	(change from previous year in %)
Harmonized index of consumer prices (HICP) (1)	0.4	1.4	1.9	1.7	0.4
Consumer price index (CPI) (1)	0.5	1.4	1.8	1.5	0.5
Index of producer prices of industrial products sold on the domestic market (2)	-1.0	1.1	2.6	2.7	-1.6

(1)	Result in 2020 influenced by the temporary reduction of the value-added tax rate in the second half of 2020.

(2)	Excluding value-added tax.

Source: Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Harmonisierter Verbraucherpreisindex, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Harmonisierter-Verbraucherpreisindex.html); Statistisches Bundesamt, Preise, Verbraucherpreisindizes, Verbraucherpreise, Jahresdurchschnitte, Veränderung zum Vorjahr (https://www.destatis.de/DE/Themen/Wirtschaft/Preise/Verbraucherpreisindex/Tabellen/Verbraucherpreise-12Kategorien.html); Deutsche Bundesbank, Monatsbericht Dezember 2020, Table XI.7; Deutsche Bundesbank, Monatsbericht Februar 2021, Table XI.7.

Monetary Policy Response to the COVID-19 Pandemic

The ECB’s monetary policy response to the COVID-19 pandemic consists of three parts: (1) a further increase in monetary expansion through existing and pandemic-specific purchases of sovereign and corporate bonds via its Asset Purchasing Program (APP) and Pandemic-Emergency Asset Purchasing Program (PEPP), (2) a continuation of measures that assist financial institutions in providing favorable liquidity conditions to especially small and medium enterprises in the euro area through targeted longer-term refinancing operations (“TLTROs”) and specific pandemic emergency longer-term refinancing operations (PELTROs), (3) a package of temporary collateral easing measures to facilitate the availability of eligible collateral for Eurosystem counterparties to participate in liquidity providing operations, such as TLTROs. Since the start of the COVID-19 pandemic, the parameters that define the ECB’s monetary policy response have been adjusted or extended several times. For additional information, see “— Financial System — European Financial System — Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic.”

Source: European Central Bank, Our response to the coronavirus pandemic (https://www.ecb.europa.eu/home/search/coronavirus/html/index.en.html).

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31
	2020	2019	2018	2017	2016
	(EUR in millions)
Gold	166,904	146,562	121,445	117,347	119,253
Foreign currency balances	30,066	32,039	31,796	31,215	34,993
Special drawing rights	14,014	14,642	14,378	13,987	14,938
Reserve position in the IMF	8,143	6,051	5,518	4,294	6,581

Total	219,127	199,295	173,138	166,842	175,765

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2021, Table XII.8.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets to the ECB in an aggregate amount equivalent to approximately EUR 40.3 billion, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74 (http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf); European Central Bank, Annual Accounts 2020, 2.1 Balance Sheet as at 31 December 2020 (https://www.ecb.europa.eu/pub/annual/annual-accounts/html/ecb.annualaccounts2020~0508aea2f9.en.html#toc14).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2020	2019	2018	2017	2016
	(EUR in billions)
Deutsche Bundesbank
Assets	1,429.2	1,161.0	1,210.0	1,142.8	990.5
of which: clearing accounts within ESCB (1)	1,136.0	895.2	966.2	906.9	754.3
Liabilities (2)	781.3	671.2	770.5	668.5	592.7

Net position	647.9	489.8	439.5	474.3	397.7
Banks
Loans to foreign banks	1,024.3	1,064.2	1,014.1	963.8	1,055.9
Loans to foreign non-banks	822.8	795.3	762.0	723.9	756.2
Loans from foreign banks	761.2	680.6	643.1	659.0	696.1
Loans from foreign non-banks	258.5	229.8	231.5	241.2	206.2

(1)	Consists mainly of net claims from the interbank payment system for the real-time processing of cross-border transfers throughout the EMU (TARGET2).

(2)	Including estimates of currency in circulation abroad.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Tables IV.4 and XII.8.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction in 1999, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

Sources: International Monetary Fund, Selected Decisions and Selected Documents of the IMF, Thirty-Ninth Issue—Freely Usable Currencies, Prepared by the Legal Department of the IMF, As updated as of April 30, 2019 (https://www.imf.org/external/pubs/ft/sd/index.asp?decision=11857-(98/130)); Bank for International Settlements, Triennial Central Bank Survey, Foreign exchange turnover in April 2019, September 2019, Table “Currency distribution of OTC foreign exchange turnover”, p. 10 (https://www.bis.org/statistics/rpfx19_fx.pdf).

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the years indicated.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2020	2019	2018	2017	2016
U.S. dollars per euro	1.1422	1.1195	1.1810	1.1297	1.1069
Pound sterling per euro	0.88970	0.87777	0.88471	0.87667	0.81948
Japanese yen per euro	121.85	122.01	130.40	126.71	120.20
Swiss franc per euro	1.0705	1.1124	1.1550	1.1117	1.0902
Chinese yuan per euro	7.8747	7.7355	7.8081	7.6290	7.3522

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monatsbericht Februar 2021, Table XII.10.

Financial System

German Financial System

Overview. As of January 31, 2021, 1,495 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 9,209.8 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included:

•	255 commercial banks, with an aggregate balance sheet total of EUR 3,909.8 billion;

•	373 savings banks, with an aggregate balance sheet total of EUR 1,467.6 billion;

•

the six regional institutions of those savings banks, including DekaBank Deutsche Girozentrale (the central asset managing institution of the German savings banks) and five Landesbanken (German public law financial institutions traditionally focusing on the banking business for and in the Land in which they operate), with an aggregate balance sheet total of EUR 836.1 billion;

•

18 special-purpose credit institutions, including KfW, KfW IPEX-Bank, promotional banks of the federal states (Landesförderinstitute), and, since July 2016, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (DZ Bank), the only remaining central institution of German credit cooperatives, with an aggregate balance sheet total of EUR 1,435.6 billion;

•	815 credit cooperatives, with an aggregate balance sheet total of EUR 1,074.2 billion;

•	10 mortgage banks, with an aggregate balance sheet total of EUR 242.2 billion;

•	18 building and loan associations, with an aggregate balance sheet total of EUR 244.3 billion; and

•

141 subsidiaries and branches of foreign banks located in the Federal Republic with an aggregate balance sheet total of EUR 1,543.9 billion. These institutions, which are majority-owned by foreign banks, are also included in the totals of the other categories of banks listed above.

Source: Deutsche Bundesbank, Monatsbericht März 2021, Table IV.2.

The German Banking Act (Kreditwesengesetz, or “KWG”) currently regulates all banks except for the Deutsche Bundesbank and KfW (although it does regulate KfW IPEX-Bank). Many important provisions of the KWG have become applicable by analogy to KfW with effect from January 1, 2016. For more information on the application of the KWG to KfW, see “—KfW—General—Supervision and Regulation—Regulation.” German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

Supervision. The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to ensure the proper functioning, stability and integrity of Germany as a financial center in the context of European integration and international cooperation, as well as to strengthen collective consumer protection through its regulatory actions. The BaFin, which is subject to the legal and technical oversight of the Federal Ministry of Finance, operates exclusively in the public interest. It helps to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out.

The Deutsche Bundesbank is closely involved in the ongoing supervision of credit institutions by the BaFin and has been assigned a substantial number of the ongoing operational tasks in banking supervision. Furthermore, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”) supervises two wind-up institutions, Erste Abwicklungsanstalt and

FMS Wertmanagement, as well as Portigon AG (the legal successor of former Landesbank WestLB which is in the process of being wound-up), all of which were founded under its auspices in order to stabilize the financial market (see “—Wind-up Institutions”).

In November 2014, the Single Supervisory Mechanism (“SSM”) – as one of the pillars of the European banking union – became operational. Under the SSM, the ECB is the central prudential supervisor of financial institutions in the euro area as well as in non-euro area EU Member States that choose to join the SSM. The ECB directly supervises the most significant banks, while the national supervisors continue to monitor the remaining banks. The ECB and the national supervisors work closely together to ensure the banks’ compliance with EU banking regulations and to be able to address issues early on.

In order to facilitate the timely identification of risks to financial stability, the Financial Stability Committee (Ausschuss für Finanzstabilität), which consists of representatives of the Federal Ministry of Finance, the Deutsche Bundesbank and BaFin, was established in March 2013 based on the Financial Stability Act (Gesetz zur Überwachung der Finanzstabilität, Finanzstabilitätsgesetz). On basis of the Financial Stability Act and due to its macroeconomic and financial market expertise, the Deutsche Bundesbank is responsible for contributing towards safeguarding financial stability and tasked with analyzing all relevant factors in order to identify threats to financial stability. If appropriate, the Deutsche Bundesbank may propose and submit warnings or recommendations for corrective measures to the Financial Stability Committee, which may pass resolutions with respect thereto and publish them if appropriate. The recipients of such warnings or recommendations are required to report on the implementation of corrective measures. In addition, the Financial Stability Committee is tasked with discussing issues relevant for financial stability, coordinating and strengthening the cooperation of its members during times of crisis, discussing how to deal with warnings or recommendations issued by the European Systemic Risk Board (“ESRB”) and reporting to the German Bundestag on a yearly basis.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen (http://www.gesetze-im-internet.de/kredwg/index.html); Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions & history (https://www.bafin.de/EN/DieBaFin/AufgabenGeschichte/aufgabengeschichte_node_en.html); Deutsche Bundesbank, Tasks, Banking supervision (https://www.bundesbank.de/en/tasks/banking-supervision); Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie—Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (Aufsichtsrichtlinie), May 21, 2013, revised on December 19, 2016 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/DE/Aufsichtsrecht/Richtlinie/rl_130521_aufsichtsrichtlinie.html); BaFin, Act on the Strengthening of German Financial Supervision, January 18, 2013 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Fachartikel/2013/fa_bj_2013_01_finstabg_en.html); Bundesanstalt für Finanzmarktstabilisierung (FMSA): Federal Agency for Financial Market Stabilisation (https://www.fmsa.de/en/); Portigon AG: Unternehmensinformationen (http://www.portigon-ag.de/acm/cm/content/portigon/i/de/portigon-ag/unternehmensinformationen.html); Deutsche Bundesbank, Macroprudential surveillance by the G-FSC (https://www.bundesbank.de/en/tasks/financial-and-monetary-system/financial-and-monetary-stability/macroprudential-surveillance-g-fsc-/macroprudential-surveillance-by-the-g-fsc-625732); European Commission: Single supervisory mechanism (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union/single-supervisory-mechanism_en).

Bank Recovery and Resolution. Between January 1, 2015, and December 31, 2017, the FMSA (see “—Supervision”) acted as the German national resolution authority for banks. The FMSA was thus responsible for the recovery and resolution of all banks in Germany under the European Bank Recovery and Resolution Directive (“BRRD”) which were not directly supervised by the ECB within the framework of the Single Supervisory Mechanism (“SSM,” see “—European Financial System—European System of Financial Supervision and European Banking Union”). The BRRD was adopted in May 2014 to provide authorities with comprehensive and effective arrangements to deal with failing banks at the national level and with cooperation arrangements to tackle cross-border banking failures. The BRRD includes rules to set up national resolution funds, which must be established by each EU Member State, and it requires banks to prepare recovery plans to overcome financial distress.

On January 1, 2018, FMSA’s duties deriving from its role as the national resolution authority were integrated into the BaFin as a new and independently operating division. At the same time, FMSA’s responsibilities of administering and managing the Financial Market Stabilization Fund (“Sondervermögen Finanzmarktstabilisierungsfonds,” or “FMS”) were incorporated into the Federal Republic of Germany – Finance Agency (Bundesrepublik Deutschland – Finanzagentur GmbH). The FMS was originally created during the financial crisis on October 17, 2008. Until the Single Resolution Mechanism (“SRM”) became fully operational on January 1, 2016, and functionally replaced the FMS, the latter was responsible for stabilizing German banks by extending guarantees covering the banks’ securities and by granting loans. The stabilization measures provided by the FMS amounted to EUR 14.6 billion in capital injections, while loss compensation payments made to FMS Wertmanagement totaled EUR 9.3 billion.

For more information on the SRM, see “—European Financial System—European System of Financial Supervision and European Banking Union.”

Sources: Deutsche Bundesbank, Glossary: Restructuring Act (https://www.bundesbank.de/dynamic/action/en/homepage/glossary/729724/glossary?firstLetter=R&contentId=653352#anchor-653352); European Commission: Bank recovery and resolution (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/managing-risks-banks-and-financial-institutions/bank-recovery-and-resolution_en); Bundesministerium der Finanzen, Verordnung über die Erhebung der Beiträge zum Restrukturierungsfonds für Kreditinstitute (Restrukturierungsfonds-Verordnung—RStruktFV) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2015-07-22-RStruktFV.html); Gesetz zur Neuordnung der Aufgaben der Bundesanstalt für Finanzmarktstabilisierung (FMSA-Neuordnungsgesetz—FMSANeuOG) (http://www.bundesfinanzministerium.de/Content/DE/Gesetzestexte/Gesetze_Verordnungen/2016-12-28-FMSANeuOG.html); Federal Agency for Financial Market Stabilisation: History (https://www.fmsa.de/en/history/); Bundesrepublik Deutschland – Finanzagentur GmbH, Financial Market Stabilisation, Financial Market Stabilisation Fund (FMS) (https://www.deutsche-finanzagentur.de/en/financialmarketstabilisation/);Federal Financial Supervisory Authority (BaFin): Recovery and resolution (https://www.bafin.de/EN/Aufsicht/BankenFinanzdienstleister/Massnahmen/SanierungAbwicklung/sanierung_abwicklung_node_en.html).

Wind-up Institutions. In the wake of the global financial crisis, two wind-up institutions (Abwicklungsanstalten) for troubled German banks were established. The first wind-up institution, Erste Abwicklungsanstalt, was established in December 2009 to liquidate a portfolio of EUR 77.5 billion assumed from WestLB. It assumed a second portfolio consisting of an asset portfolio worth EUR 72.3 billion and a trading portfolio with a market value of approximately EUR 52.1 billion following the restructuring of WestLB. As of September 30, 2020, the combined asset portfolios had been reduced to approximately EUR 27.3 billion.

The second wind-up institution, FMS Wertmanagement, assumed a portfolio of EUR 175.7 billion from Hypo Real Estate Group in October 2010 to support restructuring efforts. In December 2014, FMS Wertmanagement acquired DEPFA Bank plc (“DEPFA”), which, as of December 31, 2013, had consolidated total assets amounting to EUR 49.1 billion from Hypo Real Estate Holding AG. On February 15, 2021, FMS Wertmanagement announced that it is selling wholly-owned DEPFA to BAWAG P.S.K. AG. The parties agreed not to disclose the purchase price of the transaction, which is still subject to approval by regulatory and antitrust authorities. As of December 31, 2020, FMS Wertmanagement’s portfolio had a nominal value of EUR 61.6 billion.

Sources: Erste Abwicklungsanstalt, Interim Report 30 September2020 (https://stage.aa1.de/en/wp-content/uploads/sites/2/2020/12/EAA_Interim-Report_30.09.2020.pdf); Erste Abwicklungsanstalt, Annual Report 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/GB-2019_en.pdf); Erste Abwicklungsanstalt, Attachment to Press Release of 27 April 2020 – Fiscal year 2019 (https://www.aa1.de/en/wp-content/uploads/sites/2/2020/04/Attachment_PR_FiscalYear_2019_e.pdf); FMS Wertmanagement AöR, Geschäftsbericht 2020 (https://www.fms-wm.de/de/downloadcenter-de/investoren/berichte/210-geschaeftsbericht-2020-1); FMS Wertmanagement AöR, FMS Wertmanagement sells DEPFA Bank plc to Autria’s BAWAG P.S.K. AG (https://www.fms-wm.de/en/press/514-fms-wertmanagement-sells-depfa-bank-plc-to-austria-s-bawag-p-s-k-ag); Bundesanstalt für Finanzmarktstabilisierung, Gemeinsame Pressemitteilung von FMSA und HRE, press release of May 13, 2014 (https://www.fmsa.de/fileadmin/user_upload_fmsa/Pressemitteilungen/deutsch/20140513_FMS-WM.pdf); FMS Wertmanagement, Joint Press Release of FMS- WM and HRE: FMS Wertmanagement closes acquisition of DEPFA Bank plc from HRE, press release of December 19, 2014 (http://www.fms-wm.de/en/press/245-joint-press- release-of-fms-wm-and-hre-fms-wertmanagement-closes-acquisition-of-depfa-bank-plc-from-hre); European Commission, Commission Decision of 18 July 2011 on State Aid C 15/2009 (ex N 196/2009), which Germany implemented and is planning to implement for Hypo Real Estate (http://eur-lex.europa.eu/legal-content/EN/TXT/?qid=1490275422217&uri=CELEX:32012D0118).

European Financial System

European System of Financial Supervision and European Banking Union. The European system of financial supervisors became operational on January 1, 2011. At the macro-financial level, the ESRB was established, which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is currently chaired by the President of the ECB.

At the micro-financial level, three supervisory authorities were established:

•	the European Banking Authority (“EBA”);

•	the European Insurance and Occupational Pensions Authority; and

•	the European Securities and Markets Authority.

The three European Supervisory Authorities (“ESAs”) cooperate with the supervisory authorities of the EU Member States. National authorities are responsible for the day-to-day supervision of individual financial institutions, whereas the ESAs are responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the EU Member States. The ESAs have, for example, the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

One of the key elements of Europe’s banking union, which was established in the wake of the European sovereign debt crisis, is the SSM composed of the ECB and the national supervisory authorities of participating EU Member States. The SSM’s main aims are to contribute to the safety and soundness of credit institutions and the stability of the European financial system and to ensure consistent supervision. The SSM became operational in November 2014. In its role within the SSM, the ECB directly supervises 115 significant banks and banking groups, which represent almost 82% of the total assets on the aggregated balance sheets of all credit institutions under its supervision. For the remaining banks, the ECB is responsible for setting and monitoring the supervisory standards and for working closely with the national competent authorities in the supervision of these banks.

Another key element of Europe’s banking union is the SRM which was established by a regulation adopted in July 2014 and has become fully operational starting January 1, 2016 with the purpose of ensuring the orderly resolution of failing banks. The SRM consists of a single resolution board (“SRB”), which has broad powers in cases of bank resolution, and the Single Resolution Fund (“SRF”). The SRB is responsible for the planning and resolution phases of cross-border banks and those directly supervised by the ECB, while since January 1, 2015 national resolution authorities are responsible for all other banks under the BRRD. However, the SRB will always be responsible if the resolution of a bank requires access to the SRF. The SRF is being built up over a period of eight years from 2016 to 2023 to reach a target level of at least 1% of the amount of covered deposits of all credit institutions authorized in all the participating EU Member States. Banks will have to make annual contributions to the SRF calculated on the basis of their liabilities, excluding own funds and covered deposits, and adjusted for risk. Companies defined in article 2 paragraph 5 of the EU Capital Requirements Directive IV (CRD IV), including KfW, are not required to contribute to the fund. During the transitional period each participating Member State is providing an individual national credit line to the SRB to back its banks’ contributions to the SRF in the event of possible funding shortfalls following resolution cases of its banks. By now all 19 participating EU Member States have signed the Loan Facility Agreements with the SRB which are the basis for the bridge financing in the form of national credit lines to the SRB. The maximum aggregate amount of the credit lines of the participating EU Member States will amount to approximately EUR 55 billion. The repartition key among EU Member States corresponds to the contributions to the SRF, which will be made by banks in each Member State by 2023. In 2020, the SRF had grown to approximately EUR 42 billion and its target size for 2023 is expected to be in the range of EUR 70 billion to EUR 75 billion. In 2020, the aggregate contribution of German banks amounted to 27% of total contributions.

In November 2015, and as amended on October 11, 2017, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) as an additional element of the European banking union. Since then, work on a technical level has been ongoing. In December 2018, the Euro Summit, the meeting format of EMU heads of state or government, created a high-level working group to work on a roadmap for beginning political negotiations on EDIS. Negotiations on a political level will start as soon as sufficient further progress has been made on the measures on risk reduction, as mentioned in the Roadmap, adopted by the Council on June 17, 2016. To date, the EU has agreed on common rules to harmonize the national deposit insurance schemes.

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. As a result, in December 2010, the Basel Committee on Banking Supervision launched a first package, typically referred to as Basel III, of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. In order to implement Basel III into EU law, previous EU capital requirement directives were replaced by the Capital Requirements Regulation (CRR), a regulation establishing prudential requirements, and the Capital Requirements Directive IV (CRD IV), a directive governing access to deposit-taking activities, both of which entered into force on January 1, 2014 and have since been gradually implemented in the EU Member States. Further measures were implemented by changes to CRR and CRD adopted by the European legislators in 2019 as described below. A second reform package was endorsed by the Basel Committee on Banking Supervision in December 2017 to finalize the post-crisis reforms. It aims to reduce excessive variability in the calculation of risk-weighted assets. These new Basel regulations, typically referred to as Basel III final or Basel IV, will enter into force gradually from January 1, 2023 onwards until full implementation in January 2028, given that their implementation was postponed by one year by the Basel Committee on March 27, 2020 due to the COVID-19 pandemic.

In May 2019, the Council adopted a package of revised rules aimed at reducing risks in the EU banking sector. Most new rules will start applying in mid-2021. The package comprised two regulations and two directives, relating to bank capital requirements (amendments to CRR (CRR II) and CRD (CRD V)) and the recovery and resolution of banks in difficulty (amendments to BRRD and the Single Resolution Mechanism Regulation (SRMR)) and implemented reforms agreed at the international level following the 2007-2008 financial crisis to strengthen the banking sector and to address outstanding challenges to financial stability. Among the core measures agreed to reduce risk in the banking system, the package enhances the framework for bank resolution. It requires global-systemically important institutions (G-SIIs) to have more loss-absorbing and recapitalization capacity by setting the requirements with respect to the amount and quality of own funds and eligible liabilities (MREL) to ensure an effective and orderly “bail-in” process. It also provides provisional safeguards and possible additional actions for resolution authorities. Additionally, the package strengthens bank capital requirements to reduce incentives for excessive risk taking, by including a binding leverage ratio, a binding net stable funding ratio, and setting risk sensitive rules for trading in securities and derivatives. Moreover, the package includes measures to improve banks’ lending capacity and to facilitate a greater role for banks in the capital markets, such as reducing the administrative burden for smaller and less complex banks, linked in particular to reporting and disclosure requirements and enhancing the capacity of banks to lend to SMEs and to fund infrastructure projects. It also comprises a framework for cooperation and information sharing among the various authorities involved in the supervision and resolution of cross-border banking groups. The agreed measures aim to preserve the balance achieved by the Council between the powers of home and host supervisors in order to facilitate cross-border flows of capital and liquidity, while ensuring an adequate level of protection for depositors and creditors as well as financial stability in all EU Member States. Furthermore, amendments to improve cooperation between competent authorities on matters related to the supervision of anti-money laundering activities are introduced.

In the spring of 2020, due to the COVID-19 pandemic, the ECB announced a temporary change within its framework for market risk, by allowing banks to adjust the supervisory component of these requirements. Following a recommendation of the EBA, the BaFin extended these relief measures to smaller German banks which are not directly supervised by the ECB. In addition, the ECB announced in September 2020 that euro area banks under its direct supervision may exclude certain central bank exposures from the leverage ratio and are to benefit from this relief measure until June 27, 2021. This measure was extended to smaller German banks by BaFin as well.

Sources: European Commission, European system of financial supervision (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/financial-supervision-and-risk-management/european-system-financial-supervision_en); European Commission, Banking Union (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/banking-union_en); Council of the European Union, Banking Union (http://www.consilium.europa.eu/en/policies/banking-union/); European Central Bank, ECB assumes responsibility for euro area banking supervision, press release of November 4, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr141104.en.html); European Central Bank, Banking Supervision, Single Supervisory Mechanism (https://www.bankingsupervision.europa.eu/about/thessm/html/index.en.html); European Central Bank, Banking Supervision, List of supervised entities (https://www.bankingsupervision.europa.eu/ecb/pub/pdf/ssm.listofsupervisedentities202102.en.pdf? f532b1d8606bfdbb1cc4a5adcd66934f); European Commission, Single Resolution Mechanism to come into effect for the Banking Union, press release of December 31, 2015 (http://europa.eu/rapid/press-release_IP-15-6397_en.htm); Single Resolution Board, Single Resolution Fund: What is the Single Resolution Fund? (https://srb.europa.eu/en/content/single-resolution-fund); Banking Union – Single Resolution Board completes signature of Loan Facility Agreements with all 19 participating Member States, February 8, 2017 (https://srb.europa.eu/en/file/pr-banking-union-single-resolution-board-completes-signature-loan-facility-agreements-all-19); European Banking Authority, Implementing Basel III in Europe: CRD IV Package (http://www.eba.europa.eu/regulation-and-policy/implementing-basel-iii-europe); Bank for International Settlements, Basel Committee on Banking Supervision, Basel II: Finalising Post-Crisis Reforms (https://www.bis.org/bcbs/publ/d424.htm); European Commission, Communication from the Commission: Completing the banking union, first published on October 11, 2017 (https://ec.europa.eu/info/publications/171011-communication-banking-union_en); Council of the European Union, Banking Union, Amendments to the banking union rules (http://www.consilium.europa.eu/en/policies/banking-union/2016-amendments); European Council, Banking Union: Council adopts measures to reduce risk in the banking system (https://www.consilium.europa.eu/en/press/press-releases/2019/05/14/banking-union-council-adopts-measures-to-reduce-risk-in-the-banking-system/); European Council, Euro Summit, 14/12/2018 (https://www.consilium.europa.eu/en/meetings/euro-summit/2018/12/14/); Single Resolution Board, Single Resolution Fund, SRF grows to EUR 33 billion after latest round of transfers, press release of July 17, 2019 (https://srb.europa.eu/en/node/804); Single Resolution Board, Single Resolution Fund: Statistical Overview of the funds collected by the SRB (https://srb.europa.eu/sites/srbsite/files/additional_statistics.pdf); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary relief for capital requirements for market risk, press release of April 16, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200416~ecf270bca8.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html); Bundesanstalt für Finanzdienstleistungsaufsicht, General Administrative Act regarding a decrease in the domestic countercyclical capital buffer rate of March 31, 2020, updated on April 23, 2020 (https://www.bafin.de/SharedDocs/Veroeffentlichungen/EN/Aufsichtsrecht/Verfuegung/vf_200331_allgvfg_antizykl_kapitalpuffer_en.html).

Policy Responses to the Global Financial and Economic Crisis and the COVID-19 Pandemic. In response to the tensions in the financial markets and the loss of confidence in the financial sector in the wake of the global financial and economic crisis, a number of measures were taken at the EU level in recent years to restore confidence in the financial sector and prevent market disruptions. These measures were, or continue to be, mainly directed at preserving adequate capitalization of financial institutions, at enhancing credit support measures to improve bank lending and liquidity in the euro area money market, at safeguarding the flow of credit from financial institutions to the real economy and at addressing the risk of a prolonged period of low inflation. A central role was, and continues to be, played by the ECB, which introduced a number of non-standard monetary policy measures, including, among others, asset purchase programs, long-term refinancing operations and measures aimed at increasing collateral availability. These measures are unprecedented in nature, scope and magnitude and aim to safeguard the primary objective of price stability and to ensure an appropriate monetary policy transmission mechanism.

In September 2012, the ECB announced Outright Monetary Transactions in secondary markets for euro-denominated sovereign bonds in the euro area aimed at enabling the ECB to address severe distortions in government bond markets. In June 2014, the ECB announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of eight TLTROs between September 2014 and June 2016. All of these TLTROs matured in September 2018. Furthermore, the ECB conducted four additional TLTROs with four-year maturities (“TLTROs II”) on a quarterly basis from June 2016 to March 2017. Counterparties exceeding an ECB-defined lending benchmark until January 2018 were entitled to borrow at an interest rate as low as the interest rate on the deposit facility prevailing at the time of allotment. Since the interest rate on the deposit facility stood below zero at the time of the allotments of all TLTROs II, counterparties were, in fact, paid for their lending efforts if they exceeded their benchmarks. Like the previous TLTROs, the TLTROs II were aimed at improving bank lending to the euro-area non-financial private sector (defined as euro-area households and non-financial corporations), excluding loans to households for house purchases. Banks were able to borrow larger amounts through the TLTROs II compared to the previous TLTROs. The last operation of the TLTROs II series will mature in March 2021. In March 2019, the ECB announced the launch of a further series of quarterly targeted longer-term refinancing operations (“TLTROs III”), which started in September 2019 and were initially set to continue until March 2021. The ECB amended the originally planned conditions for the TLTROs III in September 2019, reducing the interest rate on the operations and extending their maturity from two to three years. Moreover, in reaction to the COVID-19 Pandemic, the ECB eased the conditions of the TLTRO III to 50 basis points below the deposit facility rate and announced in December 2020 that it will extend the TLTROs III until June 2022, with three additional operations being conducted between June 2021 and December 2021. Furthermore, to ensure sufficient liquidity and smooth money market conditions during the pandemic, the ECB introduced pandemic emergency longer-term refinancing operations (PELTROs), which will serve as liquidity backstop until at least the end of 2021.

In addition, over the past years the ECB has sought to provide monetary stimulus to the economy through its asset purchase program (“APP”) which was launched in October 2014 and significantly expanded in March 2015. The APP was conducted to further ease monetary and financial conditions in a context where key ECB interest rates were at their effective lower bound. Since mid-2016, it had consisted of four elements: a covered bond purchase program, an asset-backed securities purchase program, a public sector purchase program (including, among others, debt securities of KfW) and a corporate sector purchase program. Monthly purchases varied over time. In total, the ECB has bought securities for an amount of approximately EUR 2.57 trillion via the APP between October 2014 and December 2018. When net purchases ended in December 2018, the ECB continued to reinvest principal payments from maturing securities purchased under the APP. In September 2019, the ECB announced that net purchases would be restarted under the Governing Council of the ECB’s APP at a monthly pace of EUR 20 billion as from November 1, 2019, and were expected to continue for as long as necessary to reinforce the accommodative impact of the ECB’s policy rates. In February 2021, the Eurosystem’s holdings under the APP stood at EUR 2.95 trillion. Moreover, starting in March 2020, the ECB introduced a pandemic emergency asset purchasing program (“PEPP”), which was extended several times and currently has a total program volume of EUR 1,850 billion. As of February 2021, the ECB had purchased assets in an amount of EUR 870 billion. All asset categories eligible under the existing APP are also eligible under the PEPP. Moreover, the ECB buys securities in a flexible manner over time, across asset classes and jurisdictions. Also in September 2019, the ECB decided to decrease the interest rate on its deposit facility by 10 basis points to -0.50% while leaving the interest rates on the main refinancing operations and the rate on the marginal lending facility unchanged at 0.00% and 0.25%, respectively. The interest rate on the ECB’s deposit facility has been negative since June 2014. At the same time the Governing Council of the ECB introduced a two-tier system for reserve remuneration, which exempts part of credit institutions’ excess liquidity holdings (i.e., reserve holdings in excess of minimum reserve requirements) from negative remuneration at the rate applicable to the deposit facility. This measure aims at supporting the bank-based transmission of monetary policy.

Sources: European Central Bank, The Eurosystem’s instruments (https://www.ecb.europa.eu/mopo/implement/html/index.en.html); European Central Bank, Monetary policy decisions: Non-standard measures (https://www.ecb.europa.eu/mopo/decisions/html/index.en.html); European Central Bank, Technical features of Outright Monetary Transactions, press release of September 6, 2012 (http://www.ecb.int/press/pr/date/2012/html/pr120906_1.en.html); European Central Bank, ECB introduces a negative deposit facility interest rate, press release of June 5, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_3.en.html); European Central Bank, ECB announces further details of the targeted long-term refinancing operations, press release of July 3, 2014 (https://www.ecb.europa.eu/press/pr/date/2014/html/pr140703_2.en.html); European Central Bank, ECB announces new series of targeted longer-term refinancing operations (TLTRO II), press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_1.en.html); European Central Bank, Asset purchase programmes (https://www.ecb.europa.eu/mopo/implement/omt/html/index.en.html); European Central Bank, ECB announces expanded asset purchase programme, press release of January 22, 2015 (https://www.ecb.europa.eu/press/pr/date/2015/html/pr150122_1.en.html); European Central Bank, ECB adds corporate sector purchase programme (CSPP) to the asset purchase programme (APP) and announces changes to APP, press release of March 10, 2016 (http://www.ecb.europa.eu/press/pr/date/2016/html/pr160310_2.en.html); European Central Bank, Monetary policy decisions, press release of March 7, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190307~7d8a9d2665.en.html); European Central Bank, Monetary policy decisions, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.mp190912~08de50b4d2.en.html); European Central Bank, ECB announces changes to new targeted longer-term refinancing operations (TLTRO III), press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912~19ac2682ff.en.html); European Central Bank, ECB introduces two-tier system for remunerating excess liquidity holdings, press release of September 12, 2019 (https://www.ecb.europa.eu/press/pr/date/2019/html/ecb.pr190912_2~a0b47cd62a.en.html); European Central Bank, Pandemic emergency purchase programme (PEPP) (https://www.ecb.europa.eu/mopo/implement/pepp/html/index.en.html); European Central Bank – Banking Supervision, ECB Banking Supervision provides temporary capital and operational relief in reaction to coronavirus, press release of March 12, 2020 (https://www.bankingsupervision.europa.eu/press/pr/date/2020/html/ssm.pr200312~43351ac3ac.en.html).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The regulated securities markets in Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart and the European Energy Exchange are recognized as regulated markets of the EU according to Article 56 of Directive 2014/65/EU on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

In January 2013, the Heads of State or Government of the European Union adopted a decision authorizing a number of EU Member States to proceed with the introduction of a financial transaction tax (“FTT”) through “enhanced cooperation.” As of January 2019, these EU Member States support the introduction of an FTT based on the French model, which primarily taxes transactions involving domestically issued shares. Revenues could be used to finance EU spending. The proposal is still subject to discussion.

Sources: BaFin, Federal Financial Supervisory Authority, Notice on the granting of authorization to provide financial services pursuant to section 32 (1) of the German Banking Act (https://www.bafin.de/SharedDocs/Downloads/EN/Merkblatt/WA/dl_fidierlaubnis_buba_en.html); BaFin, Federal Financial Supervisory Authority, Issuer Guidelines published by the Federal Financial Supervisory Authority (https://www.bafin.de/SharedDocs/Downloads/EN/Leitfaden/WA/dl_emittentenleitfaden_einleitung_en.html?nn=12655158); BaFin, Federal Financial Supervisory Authority, Stock exchanges & markets (https://www.bafin.de/EN/Aufsicht/BoersenMaerkte/boersenmaerkte_node_en.html); Deutsche Börse Group, The Frankfurt Stock Exchange (https://www.deutsche-boerse.com/dbg-en/our-company/frankfurt-stock-exchange); Council of the European Union, Financial transaction tax: Council agrees to enhanced cooperation, press release of January 22, 2013 (https://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/134949.pdf).

PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the federal budget bill to the Parliament, generally in the summer of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates on the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder, as well as other extra-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all of these different levels of government activity.

In 2020, public finances were under significant pressure due to the COVID-19 pandemic. Total consolidated general government revenue, as presented in the national accounts, amounted to EUR 1,563.0 billion in 2020, with tax revenue of EUR 773.4 billion and net social contributions of EUR 607.9 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.2.

In 2020, VAT and the taxes on income and wealth, as presented in the national accounts, amounted to EUR 223.7 billion and EUR 426.9 billion, respectively. These joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to predetermined formulae. In addition to joint taxes, the Federal Government, the Länder governments and the municipal authorities each levy special taxes, for example, on tobacco and beer.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.16.

Consolidated general government expenditure in 2020, as presented in the national accounts, amounted to a total of EUR 1,702.6 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 593.1 billion), social benefits in kind (EUR 311.8 billion) and employee compensation (EUR 283.4 billion). Other significant consolidated general government expenditures included intermediate consumption (EUR 202.6 billion), gross capital formation (EUR 92.5 billion), subsidies (EUR 69.8 billion) and interest on public debt (EUR 21.8 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2020 (March 2021), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	998.0	1,044.5	1,011.4	964.6	930.6
of which: Taxes (2)	773.4	827.1	801.2	767.0	732.2
Expenditure	1,103.8	1,000.7	965.8	931.4	903.0

Balance	-105.9	43.8	45.6	33.2	27.6
Social security funds
Revenue	717.6	690.0	661.9	637.0	607.5
Expenditure	751.3	681.3	645.9	625.8	598.8

Balance	-33.7	8.7	16.0	11.2	8.7
General government
Revenue	1,563.0	1,610.6	1,553.8	1,485.2	1,426.7
Expenditure	1,702.6	1,558.1	1,492.2	1,440.8	1,390.4

Balance	-139.6	52.5	61.6	44.4	36.4

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

FEDERAL GOVERNMENT ACCOUNTS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Revenue	421.6	457.2	442.3	422.7	406.4
of which: Taxes (2)	360.4	396.1	385.6	373.0	354.1
Expenditure	508.2	434.5	421.5	414.9	392.7

Balance	-86.6	22.7	20.8	7.8	13.7

(1)	Definition according to the national accounts.

(2)	Excluding capital taxes and taxes of domestic sectors paid to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
General public services	202.1	195.2	189.8	185.4	181.2
Defense	37.5	36.7	35.4	33.4	30.6
Public order and safety	59.3	55.3	52.4	51.0	48.6
Economic affairs	155.5	114.9	112.9	103.7	100.1
Environmental protection	25.1	20.8	19.3	17.7	17.4
Housing and community amenities	18.0	15.0	13.8	12.0	11.7
Health	271.1	254.0	242.2	233.1	225.8
Recreation, culture and religion	39.6	36.0	35.6	33.6	31.9
Education	157.9	149.2	141.8	137.0	131.6
Social protection	736.5	680.9	649.0	633.8	611.5

Total expenditure	1,702.6	1,558.1	1,492.2	1,440.8	1,390.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.11.

Germany’s General Government Deficit/Surplus and General Government Gross Debt

For purposes of the EU Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of the general government (central government, state government, local government and social security funds) as defined in ESA 2010. In 2019, Germany’s general government surplus amounted to 1.5% of GDP, which constituted the eighth annual surplus in a row. In 2020, however, the German general government budget balance turned negative due to the impact of the COVID-19 pandemic. The general government deficit in 2020 amounted to EUR 139.6 billion, or 4.2% of nominal GDP, which is above the EU’s 3% reference value. The German general government gross debt-to-GDP ratio increased from 59.7% in 2019 to 69.8% in 2020, which is also above the EU’s respective reference value of 60%.

However, on March 23, 2020, the respective Ministers of Finance of the EU Member States agreed with the assessment of the European Commission that the condition for the use of the general escape clause under the SGP – a severe economic downturn in the euro area or the EU as a whole – had been fulfilled. The activated general escape clause allows Germany and the other EU Member States to depart from the budgetary requirements that would normally apply under the European fiscal framework in order to tackle the economic consequences of the COVID-19 pandemic. On March 3, 2021, the European Commission presented an updated approach to its fiscal policy response to the COVID-19 pandemic, recommending to assess the application of the general escape clause based on quantitative criteria such as the level of economic activity compared to the pre-crisis level at the end of 2019, in particular. According to the European Commission, current preliminary indications suggest a continued application of the general escape clause in 2022, see also “General — The European Union and European Integration — EU Economic Governance — Stability and Growth Pact.” At the national level, the German constitutional balanced budget rule known as the “debt brake” (Schuldenbremse), which provides for a structural budget deficit of no more than 0.35% of GDP at the federal level and structurally balanced Länder budgets, has been suspended for the years 2020 and 2021, in order to enable the financing of the governmental measures taken in connection with the COVID-19 pandemic without violating the constitutional budgetary requirements that normally apply. With respect to the fiscal year 2022, the suspension of the “debt brake” is expected to be renewed, according to the Federal Government’s preliminary budget plan (Eckwertebeschluss).

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.10; EUR-lex, Consolidated Version of the Treaty on the Functioning of the European Union (https://eur-lex.europa.eu/legal-content/EN/TXT/PDF/?uri=CELEX:02016E/TXT-20200301&from=EN); Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959); Council of the European Union, Statement of EU ministers of finance on the Stability and Growth Pact in light of the COVID-19 crisis, press release of March 23, 2020 (https://www.consilium.europa.eu/en/press/press-releases/2020/03/23/statement-of-eu-ministers-of-finance-on-the-stability-and-growth-pact-in-light-of-the-covid-19-crisis/); Bundestag, Bundestag billigt mit breiter Mehrheit Nachtragshaushalt für 2020 (https://www.bundestag.de/dokumente/textarchiv/2020/kw13-de-corona-schuldenbremse-688956); Bundestag, Finanzministerium-Etat beschlossen – Schuldenbremse bleibt ausgesetzt (https://www.bundestag.de/dokumente/textarchiv/2020/kw50-de-finanzministerium-bundesrechnungshof-810030); Bundesministerium der Finanzen, Fiskalregeln (https://www.bundesfinanzministerium.de/Web/DE/Themen/Oeffentliche_Finanzen/Stabilitaetspolitik/Fiskalregeln/fiskalregeln.html); Bundesministerium der Finanzen, Funktionsweise der Schuldenregel des Bundes (Schuldenbremse), January 27, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Schuldenbremse/kurzinfo-zur-schuldenbremse.pdf?__blob=publicationFile&v=3); European Commission, Commission presents undated approach to fiscal policy response to coronavirus pandemic, press release of March 3, 2021 (https://ec.europa.eu/commission/presscorner/detail/en/ip_21_884); Bundesministerium der Finanzen, Scholz: Mit guter Finanzpolitik wirksam gegen die Krise—Eckwerte für 2022, Finanzplan bis 2025 und Nachtragshaushalt 2021 beschlossen, press release of March 24, 2021 (https://www.bundesfinanzministerium.de/Content/DE/Pressemitteilungen/Finanzpolitik/2021/03/2021-03-24-bundeshaushalt-2022.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2020	2019	2018	2017	2016
	(% of GDP)
General government deficit (-) / surplus (+)	-4.2	1.5	1.8	1.4	1.2
General government gross debt	69.8	59.7	61.8	65.1	69.3

Sources: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2020 (February 2021), Table 1.10; Deutsche Bundesbank, General government debt as defined in the Maastricht Treaty as a percentage of GDP—Germany—overall (https://www.bundesbank.de/dynamic/action/en/statistics/time-series-databases/time-series-databases/745582/745582?listId=www_v27_web011_21a&treeAnchor=FINANZEN&statisticType=BBK_ITS&tsId=BBK01.BJ9959).

Fiscal Outlook

On April 21, 2021, the Federal Government published the German Stability Program 2021, in accordance with the rules of the Stability and Growth Pact. The German Stability Program 2021 contains budgetary projections for the years 2021 to 2025 at all government levels (Federation, Länder, local authorities and social security funds). The projections are based on (i) the Federal Government’s annual projection of macroeconomic trends of January 27, 2021, (ii) the results of the Working Party on Tax Revenue Estimates of November 12, 2020, as subsequently updated to take account of the Federal Government’s annual projection, (iii) the draft supplementary budget for 2021 and (iv) the Federal Government’s benchmark figures decision of March 24, 2021 on the federal budget for 2022 and the fiscal plan until 2025, which was prepared on the basis of, among other things, the above-mentioned documents and results.

The following table presents the Federal Government’s projection for key fiscal indicators in the years 2021 to 2025 compared to the results for these key fiscal indicators in 2020, as set out in the German Stability Program 2021, which takes into account the countermeasures adopted by the Federal Government in response to the COVID-19 pandemic.

GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2025		2024		2023		2022		2021		2020
Revenue	47	3⁄4	47	1⁄2	47		46	1⁄4	45	3⁄4	46.9
Total taxes	24		24		23	1⁄2	23	1⁄4	22	3⁄4	23.5
Social contributions	19		19		18	1/2	18	1⁄4	18		18.2
Property income		1⁄2		1⁄2		1⁄2		1⁄2		1⁄2	0.6
Other	4	1⁄4	4	1⁄4	4	1⁄4	4	1⁄4	4	1⁄2	4.6
Expenditure (2)	47	3⁄4	48	1⁄4	48	1⁄2	49	1⁄2	54	3⁄4	51.1
Compensation of employees and intermediate consumption	13	3⁄4	14		14	1⁄4	14	1⁄2	15	1⁄4	14.6
Social payments	26	1⁄2	26	1⁄2	26	1⁄2	26	1⁄4	27		27.2
Interest expenditure		1⁄2		1⁄2		1⁄2		1⁄2		1⁄2	0.7
Subsidies		3⁄4		3⁄4		3⁄4	1	1⁄4	3	3⁄4	2.1
Gross fixed capital formation	2	3⁄4	2	3⁄4	2	3⁄4	2	3⁄4	2	3⁄4	2.7
Capital transfers	1	1⁄2	1	1⁄2	1	3⁄4	1	3⁄4	2		1.4
Other	2		2		2	1⁄4	2	1⁄2	3	1⁄4	2.5

General government deficit (-) / surplus (+)	0		-	1⁄2	-1	1⁄2	-3		-9		-4.2
Federal Government	0		-	1⁄2	-1		-2	1⁄4	-6	3⁄4	-2.6
Länder governments	0		0		-	1⁄4	-	1⁄4	-	3⁄4	-0.5
Municipalities	-	1⁄4	-	1⁄4	-	1⁄2	-	1⁄2	-	1⁄2	0.0
Social security funds		1⁄4		1⁄4	0		-	1⁄4	-1		-1.0
General government gross debt	69	1⁄4	72		73	1⁄4	74		74	1⁄2	69.8

(1)	Forecast figures are rounded to one-quarter of a percent of GDP.

(2)	Adjusted by the net amount of payments in connection with swaps.

Source: Bundesministerium der Finanzen, Deutsches Stabilitätsprogramm 2021, Tables 15 and 18 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/stabilitaetsprogramm-2021.pdf?__blob=publicationFile&v=6).

Tax Structure

Income Tax

Significant sources of revenue for the general government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale with marginal tax rates ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships (Personengesellschaften) is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungsteuer), taking into consideration an allowance (Sparerpauschbetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability. From January 1, 2021, onwards, the additional tax burden resulting from the solidarity surcharge has been abolished for approximately 90% and reduced for approximately 6.5% of income taxpayers for the benefit of low and middle incomes.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Einkommensteuergesetz (http://www.gesetze-im-internet.de/estg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Solidaritätszuschlaggesetz 1995, § 4 Zuschlagssatz (http://www.gesetze-im-internet.de/solzg_1995/__4.html); Bundesministerium der Justiz und für Verbraucherschutz, Körperschaftsteuergesetz (http://www.gesetze-im-internet.de/kstg_1977/index.html); Bundesministerium der Finanzen, Fragen und Antworten zur weitgehenden Abschaffung des Solidaritätszuschlags, Was ist ab 2021 neu? (https://www.bundesfinanzministerium.de/Content/DE/FAQ/2019-08-21-faq-solidaritaetszuschlag.html).

VAT and Consumption Taxes

VAT serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as necessities, such as food (except food and beverages in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz (http://www.gesetze-im-internet.de/ustg_1980/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Umsatzsteuergesetz, § 12 Steuersätze (http://www.gesetze-im-internet.de/ustg_1980/__12.html); Bundesministerium der Justiz und für Verbraucherschutz, Energiesteuergesetz (http://www.gesetze-im-internet.de/energiestg/); Bundesministerium der Justiz und für Verbraucherschutz, Tabaksteuergesetz (http://www.gesetze-im-internet.de/tabstg_2009/index.html).

Environmental Tax and Emissions Trading

The environmental tax regime aims to encourage energy conservation and to mitigate climate change by providing incentives for a reduction of carbon emissions. Furthermore, it aims to allocate the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax and a fossil fuel energy tax. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

In addition to the EU’s Emissions Trading System (ETS) for carbon emissions applied to the manufacturing and energy industries, Germany has introduced a national ETS for carbon emissions of the transportation and buildings sector from 2021 onwards, starting with a price on carbon emissions initially set at EUR 25 per ton in 2021 and rising incrementally to EUR 55 per ton in 2025. In 2026, allowances will be auctioned within a price range of EUR 55 (minimum) to EUR 65 (maximum) per ton of carbon emissions.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz (http://www.gesetze-im-internet.de/stromstg/index.html); Bundesministerium der Justiz und für Verbraucherschutz, Stromsteuergesetz, § 3 Steuertarif (http://www.gesetze-im-internet.de/stromstg/__3.html); Bundesministerium der Finanzen, Issues, Climate Action (https://www.bundesfinanzministerium.de/Content/EN/Standardartikel/Topics/Priority-Issues/Climate-Action/2020-06-22-climate-action-is-a-priority.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200% for the municipal multiplier, municipalities have discretion to fix the municipal tax collection rate. Based on a weighted average municipal multiplier of 402.6% in 2018 the average trade tax rate in 2019 amounted to 14.07%.

Sources: Bundesministerium der Justiz und für Verbraucherschutz, Gewerbesteuergesetz (http://www.gesetze-im-internet.de/gewstg/index.html); Bundesministerium der Finanzen, Die wichtigsten Steuern im internationalen Vergleich 2019 (https://www.bundesfinanzministerium.de/Content/DE/Downloads/Broschueren_Bestellservice/2020-07-30-die-wichtigsten-steuern-im-internationalen-vergleich-2019-ausgabe-2020.html).

Tax Relief Measures Relating to the COVID-19 Pandemic

From July 1, 2020, to December 31, 2020, the standard VAT rate was temporarily lowered to 16% and the reduced rate to 5% as part of mitigation measures to the adverse economic impact of the COVID-19 pandemic. Under the tax relief measures, food services in restaurants, which are normally taxed at the standard VAT rate, are to be taxed at the reduced VAT rate from July 1, 2020, to December 31, 2022.

Companies and self-employed persons that are directly affected by the COVID-19 pandemic benefit from temporary tax relief aimed at improving their liquidity, such as extensions of tax liabilities, modifications of tax prepayments, tax loss carrybacks and waivers of tax enforcement measures. These measures relate in particular to income tax, corporate income tax and VAT.

Sources: Bundesministerium der Finanzen, FAQ ,,Anstehende Umsatzsteuersenkung“ (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Steuern/2020-06-25-FAQ_Corona_Umsatzsteuer.html); Bundesministerium der Finanzen, Steuerliche Hilfen für Unternehmen und Beschäftigte (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Schlaglichter/Corona-Schutzschild/2020-03-19-steuerliche-Massnahmen.html); Das Parlament Nr. 9 (March 1, 2021), Drittes Steuer-Paket – Hilfe für Familien, Gastronomen und Firmen (https://www.das-parlament.de/2021/9/wirtschaft_und_finanzen/825228-825228).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated, as presented in the national accounts.

TAXES (1)

	2020	2019	2018	2017	2016
	(EUR in billions)
Current taxes	773.4	827.1	801.2	767.0	732.2
Taxes on production and imports	346.5	369.7	356.5	345.9	335.1
of which: VAT	223.7	244.1	235.1	226.7	218.8
Current taxes on income and wealth	426.9	457.4	444.7	421.2	397.1
of which: Wage tax	254.1	260.2	247.9	234.4	223.6
Assessed income tax	57.6	61.8	58.9	57.8	52.0
Non-assessed taxes on earnings	29.7	30.5	31.0	29.8	26.6
Corporate tax	26.0	34.1	36.0	31.6	29.2
Capital taxes	8.7	7.0	6.8	6.1	7.0

Tax revenue of general government	782.0	834.1	808.0	773.1	739.2
Taxes of domestic sectors to EU	4.8	5.1	5.0	5.1	5.2

Taxes	786.9	839.2	813.1	778.2	744.4

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 - 2020 (March 2021), Table 3.4.3.16.

Government Participations

The Federal Republic and its various special funds held direct participations in 106 public and private enterprises as of December 31, 2019.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2019.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Total nominal capital of enterprise	Participation of the Federal Republic
	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW Kreditanstalt für Wiederaufbau	3,750	80.0
Hypo Real Estate Holding GmbH (1)	909	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0

(1)	Participations held by a special fund.

Source: Bundesministerium der Finanzen, Beteiligungsbericht des Bundes 2020 (https://www.bundesfinanzministerium.de/Web/DE/Themen/Bundesvermoegen/Privatisierungs_und_Beteiligungspolitik/Beteiligungspolitik/Beteiligungsberichte/beteiligungsberichte.htmlmn).

Direct Debt of the Federal Government

As of December 31, 2020, the Federal Government’s direct debt totaled EUR 1,271.4 billion, compared to EUR 1,078.3 billion as of December 31, 2019. For further information on the principal amount of the outstanding direct debt, see “Tables and Supplementary Information — I. Summary of the Principal Amount of the Outstanding Direct Debt of the Federal Government”.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government and its special funds had outstanding guarantees in an aggregate amount of EUR 546.2 billion as of December 31, 2019. Of this amount, EUR 125.2 billion were outstanding in the form of export credit insurance, which is handled by Euler Hermes on behalf of and for the account of the Federal Government. Furthermore, EUR 22.4 billion of the aggregate amount were outstanding in the form of a guarantee for a loan to Greece according to the German Financial Stability Act, and EUR 93.3 billion of the aggregate amount were outstanding in the form of a guarantee for the European Financial Stability Facility.

Source: Bundesministerium der Finanzen, Finanzbericht 2021, Overview 3, page 300 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2021.html).

For more detailed information regarding the Federal Government’s debt and guarantees, see “—Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2020 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations.”

TABLES AND SUPPLEMENTARY INFORMATION

I. DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY OF THE PRINCIPAL AMOUNT OF THE OUTSTANDING DIRECT DEBT OF THE FEDERAL GOVERNMENT

Principal amount outstanding as of December 31, 2020
(EUR in millions)
Federal Bonds (Bundesanleihen)	938,500
Federal Notes (Bundesobligationen)	210,500
Federal Treasury Notes (Bundesschatzanweisungen)	107,500
Treasury Discount Paper (Unverzinsliche Schatzanweisungen)	113,500
Inflation-linked Securities (inflationsindexierte Bundeswertpapiere)	62,200
Green Federal Bonds (Grüne Bundesanleihen)	6,500
Green Five-year Federal Notes (Grüne Bundesobligationen)	5,000
Borrowers’ note loans (Schuldscheindarlehen)	6,202
Old debt (1)	4,474
Repurchased debt	182,982

Total (2)	1,271,394

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

(2)

Compared to the published Monthly Report of the Federal Ministry of Finance, January 2021, from which the information above is derived, Treasury Discount Papers are presented with their outstanding volume (as opposed in the amount owed).

Source: Monthly Report of the Federal Ministry of Finance, January 2021, Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99, and table “Entwicklung von Umlaufvolumen und Eigenbestände an Bundeswertpapieren im Dezember 2020”, page 102 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

DEBT TABLES

1. FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	12,750
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	13,750
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	17,000
4.75% Bonds of the Federal Republic of 1998	4.75	1998	2028	13,750
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	11,750
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	21,500
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	24,500
4% Bonds of the Federal Republic of 2005	4	2005	2037	27,500
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	18,500
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	20,500
3.25% Bonds of the Federal Republic of 2010	3.25	2010	2042	19,500

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
2.5% Bonds of the Federal Republic of 2010	2.5	2010	2021	19,000
3.25% Bonds of the Federal Republic of 2011	3.25	2011	2021	19,000
2.25% Bonds of the Federal Republic of 2011	2.25	2011	2021	16,000
2% Bonds of the Federal Republic of 2011	2	2011	2022	22,500
1.75% Bonds of the Federal Republic of 2012	1.75	2012	2022	26,500
1.5% Bonds of the Federal Republic of 2012	1.50	2012	2022	20,500
2.5% Bonds of the Federal Republic of 2012	2.50	2012	2044	28,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	20,500
1.5% Bonds of the Federal Republic of 2013	1.50	2013	2023	22,500
2% Bonds of the Federal Republic of 2013	2	2013	2023	22,500
1.75% Bonds of the Federal Republic of 2014	1.75	2014	2024	22,500
2.5% Bonds of the Federal Republic of 2014	2.50	2014	2046	30,500
1.5% Bonds of the Federal Republic of 2014	1.50	2014	2024	22,500
1% Bonds of the Federal Republic of 2014	1	2014	2024	22,500
0.5% Bonds of the Federal Republic of 2015	0.5	2015	2025	27,500
1% Bonds of the Federal Republic of 2015	1	2015	2025	27,500
0.5% Bonds of the Federal Republic of 2016	0.5	2016	2026	30,500
0% Bonds of the Federal Republic of 2016	0	2016	2026	29,500
0.25% Bonds of the Federal Republic of 2017	0.25	2017	2027	30,500
0.5% Bonds of the Federal Republic of 2017	0.5	2017	2027	29,500
1.25% Bonds of the Federal Republic of 2017	1.25	2017	2048	25,500
0.5% Bonds of the Federal Republic of 2018	0.5	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2018	0.25	2018	2028	25,500
0.25% Bonds of the Federal Republic of 2019	0.25	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2029	26,500
0.00% Bonds of the Federal Republic of 2019	0.00	2019	2050	17,500
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	25,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2035	22,500

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2027	22,000
0.00% Bonds of the Federal Republic of 2020	0.00	2020	2030	30,500

Total Federal Bonds				938,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

2. GREEN FEDERAL BONDS (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Green Bonds of the Federal Republic of 2020	0.00	2020	2030	6,500

Total Green Federal Bonds				6,500

(1)	Federal Bonds (Bundesanleihen) are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

3. INFLATION-LINKED SECURITIES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.10% Inflation-linked Bonds of the Federal Republic of 2012	0.10	2012	2023	16,500
0.50% Inflation-linked Bonds of the Federal Republic of 2014	0.50	2014	2030	19,100
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2026	16,800
0.10% Inflation-linked Bonds of the Federal Republic of 2015	0.10	2015	2046	9,800

Total Inflation-linked Securities				62,200

(1)	Inflation-linked Securities (Inflationsindexierte Bundeswertpapiere) are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

4. FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Bonds of 2016-Series 173	0.00	2016	2021	21,000
0.00% Bonds of 2016-Series 174	0.00	2016	2021	21,500
0.00% Bonds of 2017-Series 175	0.00	2017	2022	20,500

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Bonds of 2017-Series 176	0.00	2017	2022	19,500
0.00% Bonds of 2018-Series 177	0.00	2018	2023	18,500
0.00% Bonds of 2018-Series 178	0.00	2018	2023	18,500
0.00% Bonds of 2019-Series 179	0.00	2019	2024	23,500
0.00% Bonds of 2019-Series 180	0.00	2019	2024	22,500
0.00% Bonds of 2020-Series 181	0.00	2020	2025	20,000
0.00% Bonds of 2020-Series 182	0.00	2020	2025	25,000

Total Federal Notes				210,500

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

5. GREEN FEDERAL NOTES (1)

Title	Interest rate	Year of issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Green Bonds of 2020	0.00	2020	2025	5,000

Total Federal Notes				5,000

(1)	Federal Notes (Bundesobligationen) are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

6. FEDERAL TREASURY NOTES (1)

Title	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
0.00% Notes of 2019	0.00	2019	2021	13,000
0.00% Notes of 2019 (II)	0.00	2019	2021	14,000
0.00% Notes of 2019 (III)	0.00	2019	2021	13,000
0.00% Notes of 2019 (IV)	0.00	2019	2021	15,500
0.00% Notes of 2020	0.00	2020	2022	14,000
0.00% Notes of 2020 (II)	0.00	2020	2022	15,000
0.00% Notes of 2020 (III)	0.00	2020	2022	15,000
0.00% Notes of 2020 (IV)	0.00	2020	2022	8,000

Total Federal Treasury Notes				107,000

(1)	Federal Treasury Notes (Bundesschatzanweisungen) are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

7. TREASURY DISCOUNT PAPER (1)

	Interest Rate(2)	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Treasury Discount Paper	-0.72 to -0.53	2020	2021	113,500

8. BORROWERS’ NOTE LOANS (3)

	Interest Rate	Year of Issue	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Borrower’s note loans (Schuldscheindarlehen)	2.91% to 5.05	2003 to 2011	2021 to 2037	6,202

(1)

Treasury Discount Papers (Unverzinsliche Schatzanweisungen) are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. The papers are auctioned and intended for institutional investors. Maturities range from six months to twelve months. No redemption is permitted prior to maturity.

(2)	Reflects annual interest rate paid to the holder by way of the initial issue discount. No redemption is permitted prior to maturity.

(3)

Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments. No redemption is permitted prior to maturity.

Source for Debt Table 1 to 8: Federal Republic of Germany – Finance Agency, “ Einzelaufstellung der ausstehenden Bundeswertpapiere und Kreditmarktmittel“

(https://www.deutsche-finanzagentur.de/fileadmin/user_upload/institutionelle-investoren/pdf/Einzelaufstellung_Bundeswertpapiere_dt.pdf).

9. OTHER LIABILITIES

Title	Interest Rate	Year of incurrence	Maturity	Aggregate principal amount outstanding as of December 31, 2020
	(% per annum)			(EUR in millions)
Old debt (1)	0.00 to 3.00	Various	Various	4,474

(1)

Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948 as well as liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source for Debt Table 9: Monthly Report of the Federal Ministry of Finance, January 2021,Table “Entwicklung der Kreditaufnahme des Bundes im Dezember 2020”, page 99 (https://www.bundesfinanzministerium.de/Monatsberichte/2021/01/Inhalte/Kapitel-4-Wirtschafts-und-Finanzlage/4-4-kreditaufnahme-des-bundes-und-seiner-sondervermoegen.html).

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Aggregate principal amount outstanding as of December 31,
Purpose of Guarantees	2019	2018
	(EUR in millions)
Export finance loans (including rescheduled loans)(2)	125,172	120,703
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	42,818	42,655
Loans in connection with EU agricultural policy measures	0	0
Loans to domestic corporations and for projects in areas of agriculture, fishing and housing construction	110,588	99,067
Contributions to international financing institutions	60,067	60,067
Co-financing of bilateral projects of German financial co-operation	25,555	22,780
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	15,000	15,000

Total guarantees pursuant to the 2019 German Budget Act	380,210	361,282

Guarantee for a loan to Greece according to the German Financial Stability Act	22,400	22,400
Loan guarantees under the Act on Guarantees pertaining to the European Financial Stability Facility	93,341	93,623

Total guarantees	495,950	477,305

(1)

Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “—KfW—Business—Financial Markets—Funding.”

(2)

Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Aktiengesellschaft (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “—KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Source: Bundesministerium der Finanzen, Finanzbericht 2021, Overview 3, page 300 (https://www.bundesfinanzministerium.de/Content/DE/Standardartikel/Themen/Oeffentliche_Finanzen/Wirtschafts_und_Finanzdaten/Finanzberichte/Finanzbericht-2021.html).

III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to additional financing, according to the requirements of each respective membership. Such contributions were in many cases stated initially in 1944 with one U.S. dollar being an equivalent to 0.888671 grams of gold, and later – with the creation of the Special Drawing Right (“SDR”) – being an equivalent to the SDR at the same value. The value of the SDR, the possible inclusion of new currencies in the basket, the weight of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR are reviewed every five years. With effect from October 1, 2016, the SDR basket consists of five currencies with the following weights: U.S. dollar (42%), euro (31%), Chinese yuan (11%), Japanese yen (8%) and Pound sterling (8%).

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC

TO INTERNATIONAL ORGANIZATIONS AS OF END OF DECEMBER 2020

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in
	(USD in millions)
IMF (2)	37,930.8	37,930.8
International Bank for Reconstruction and Development (IBRD) (3)	12,711.9	848.1
International Development Association (IDA) (3)(4)	27,188.8	24,797.8
International Finance Corporation (IFC) (3)(4)	982.8	982.8
European Investment Bank (EIB) (5)	56,861.2	5,071.2
African Development Bank (AfDB) (3)	8,473.4	322.9
African Development Fund (AfDF) (3)	5,095.8	4,678.8
Asian Development Bank (AsDB) (3)	6,613.8	330.8
Asian Development Fund (AsDF) (3)	1,933.0	1,845.0
Inter-American Development Bank (IDB) (3)	3,368.7	242.3
Inter-American Investment Corporation (IIC) (3)	17,322.0	17,322.0
Fund for Special Operations (FSO) (3)	—	—
International Fund for Agricultural Development (IFAD) (3)	635.8	593.6
Caribbean Development Bank (CDB) (3)	106.6	23.6
Special Development Fund of the Caribbean Development Bank (SDF) (3)	109.9	106.7
European Bank for Reconstruction and Development (EBRD) (5)	3,111.3	648.9
Council of Europe Development Bank (CEB) (5)	1,114.5	123.7
Asian Infrastructure Investment Bank (AIIB) (3)	4,484.2	896.8

(1)

Subscriptions are in part committed in USD, SDR or EUR. SDR or EUR commitments are converted to USD at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = USD 1.4241

(2)

Quota in SDR: 26,634.4 Mio SDR. Source: computation provided by the Ministry of Finance based on data provided by the IMF; the subscription (quota) is fully paid in by the Deutsche Bundesbank. The foreign currency part of the quota (25% of the subscription) and the Deutsche Bundesbank’s further contributions to Fund’s financing are part of the foreign currency reserves of the Deutsche Bundesbank. The government does not provide any guarantees or provisions for risks of IMF loans.

(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development.

(4)	Source: IFC and IDA: World Bank Corporate Secretariat, April 2021.

(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at December 31, 2020 of EUR 1 per USD 1.2170.